AS FILED WITH THE SEC ON _______________.            REGISTRATION NO.  333-64957


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
               OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                 ON FORM N-8B-2

                             ----------------------

                    PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT
                             (Exact Name of Trust)

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                              (Name of Depositor)

                                751 BROAD STREET
                         NEWARK, NEW JERSEY 07102-3777
                                 (800) 437-4016
         (Address and telephone number of principal executive offices)

                             ---------------------

                               THOMAS C. CASTANO
                              ASSISTANT SECRETARY
                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                                751 BROAD STREET
                         NEWARK, NEW JERSEY 07102-3777
                    (Name and address of agent for service)

                                    Copy to:
                               JEFFREY C. MARTIN
                                 SHEA & GARDNER
                        1800 MASSACHUSETTS AVENUE, N.W.
                             WASHINGTON, D.C. 20036

                             ---------------------



Variable Universal Life Insurance Contracts--The Registrant hereby elects to register an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.


This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                             CROSS REFERENCE SHEET
                         (AS REQUIRED BY FORM N-8B-2)




    N-8B-2 ITEM NUMBER                LOCATION
    ------------------                --------


           1.                         Cover Page

           2.                         Cover Page

           3.                         Not Applicable

           4.                         Sale of the Contract and Sales Commissions

           5.                         The Prudential Variable Appreciable
                                      Account

           6.                         The Prudential Variable Appreciable
                                      Account

           7.                         Not Applicable

           8.                         Not Applicable

           9.                         Litigation

           10. Introduction and Summary; Short-Term Cancellation Right, or "Free Look"; Type of Death Benefit; Changing the Type of Death Benefit; Premiums; Contract Date; Allocation of Premiums; Transfers; Dollar Cost Averaging, Auto-Rebalancing; Charges and Expenses; How a Contract's Cash Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary; Surrender of a Contract; Withdrawals; Increases in Basic Insurance Amount; Decreases in Basic Insurance Amount; Lapse and Reinstatement; When Proceeds are Paid; Riders; Other General Contract Provisions; Voting Rights; Substitution of Fund Shares

           11. Introduction and Summary; The Prudential Variable Appreciable Account

           12. Cover Page; Introduction and Summary; The Funds; Sale of the Contract and Sales Commissions

           13.                        Introduction and Summary; The Funds;
                                      Charges and Expenses; Sale of the Contract and Sales Commissions

           14.                        Introduction and Summary; Requirements for
                                      Issuance of a Contract

           15. Introduction and Summary; Allocation of Premiums; Transfers; Dollar Cost Averaging, Auto-Rebalancing; The Fixed-Rate Option

           16. Introduction and Summary; Detailed Information for Prospective Contract Owners

           17.                        When Proceeds are Paid

    N-8B-2 ITEM NUMBER                LOCATION
    ------------------                --------


           18.                        The Prudential Variable Appreciable
                                      Account

           19.                        Reports to Contract Owners

           20.                        Not Applicable

           21.                        Contract Loans

           22.                        Not Applicable

           23.                        Not Applicable

           24.                        Other General Contract Provisions

           25.                        The Prudential Variable Appreciable
                                      Account

           26.                        Introduction and Summary; The Funds;
                                      Charges and Expenses

           27.                        The Prudential Insurance Company of
                                      America; The Funds

           28.                        The Prudential Insurance Company of
                                      America; Directors and Officers

           29.                        The Prudential Insurance Company of
                                      America

           30.                        Not Applicable

           31.                        Not Applicable

           32.                        Not Applicable

           33.                        Not Applicable

           34.                        Not Applicable

           35.                        The Prudential Insurance Company of
                                      America

           36.                        Not Applicable

           37.                        Not Applicable

           38.                        Sale of the Contract and Sales Commissions

           39.                        Sale of the Contract and Sales Commissions

           40.                        Not Applicable

           41.                        Sale of the Contract and Sales Commissions

           42.                        Not Applicable

           43.                        Not Applicable

    N-8B-2 ITEM NUMBER                LOCATION
    ------------------                --------

           44. Introduction and Summary; The Funds; How a Contract's Cash Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary

           45.                        Not Applicable

           46. Introduction and Summary; The Prudential Variable Appreciable Account; The Funds

           47.                        The Prudential Variable Appreciable
                                      Account; The Funds

           48.                        Not Applicable

           49.                        Not Applicable

           50.                        Not Applicable

           51.                        Not Applicable

           52.                        Substitution of Fund Shares

           53.                        Tax Treatment of Contract Benefits

           54.                        Not Applicable

           55.                        Not Applicable

           56.                        Not Applicable

           57.                        Not Applicable

           58.                        Not Applicable

           59. Financial Statements; Financial Statements of the Variable Universal Life Subaccounts of the Prudential Variable Appreciable Account; Consolidated Financial Statements of The Prudential Insurance Company of America and Subsidiaries

                                    PART I



                      INFORMATION REQUIRED IN PROSPECTUS

                            Variable Universal Life
                                   Insurance

                                   PROSPECTUS




                                 The Prudential
                          Variable Appreciable Account


                               December 31, 1998



                                                               [LOGO] Prudential

PROSPECTUS

December 31, 1998

THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT

VARIABLE UNIVERSAL LIFE

This prospectus describes a flexible premium variable universal life insurance contract (the "Contract") offered by The Prudential Insurance Company of America ("Prudential"). The Contract provides life insurance coverage with flexible premium payments and a variety of investment options. You must pay an initial premium, after which you can pay premium amounts as desired, as long as sufficient money is in the Contract Fund to cover all charges. Your Contract may lapse without value if your Contract Fund has insufficient value. You may select either of two death benefit types, a fixed death benefit or a variable death benefit. The variable death benefit will vary with the performance of the investment options you select. For each type, there are generally two death benefit guarantees, each of which can be secured by a certain level of premium payments.

You may choose to invest your Contract's premiums and its earnings in the following ways:

Invest in one or more of 15 available subaccounts of The Prudential Variable Appreciable Account, each of which invests in a corresponding portfolio of the Funds indicated below:

             THE PRUDENTIAL SERIES FUND, INC. (THE "SERIES FUND")

 .  Money Market              .  High Yield Bond          .  Equity
 .  Diversified Bond          .  Stock Index              .  Prudential Jennison
 .  Conservative Balanced     .  Equity Income            .  Global
 .  Flexible Managed


AIM VARIABLE INSURANCE FUNDS, INC.    AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
       AIM V.I. Value Fund                 American Century VP Value Fund

        JANUS ASPEN SERIES                  MFS(R) VARIABLE INSURANCE TRUST
         Growth Portfolio                      Emerging Growth Series

                    T. ROWE PRICE INTERNATIONAL SERIES, INC.
                         International Stock Portfolio

Invest in the fixed-rate option, which pays a guaranteed interest rate. Prudential will credit interest daily on any portion of the premium payment that you have allocated to the fixed-rate option at rates periodically declared by Prudential, in its sole discretion. Any such interest rate will never be less than an effective annual rate of 4%.

This prospectus describes the Contract generally and the The Prudential Variable Appreciable Account. The attached prospectuses for the Funds and their related statements of additional information describe the investment objectives and the risks of investing in the portfolios. Prudential may add additional investment options in the future. Please read this prospectus and keep it for future reference.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                                 751 Broad Street
                          Newark, New Jersey 07102-3777
                            Telephone: (800) 437-4016

                             PROSPECTUS CONTENTS
                                                                            PAGE

DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS......................... 1

INTRODUCTION AND SUMMARY..................................................... 2
 BRIEF DESCRIPTION OF THE CONTRACT........................................... 2
 CHARGES..................................................................... 2
 TYPES OF DEATH BENEFIT...................................................... 4
 PREMIUM PAYMENTS............................................................ 5
 REFUND...................................................................... 5

GENERAL INFORMATION ABOUT THE PRUDENTIAL INSURANCE COMPANY OF AMERICA, THE
PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT, AND THE VARIABLE INVESTMENT OPTIONS
AVAILABLE UNDER THE CONTRACT................................................. 6
 THE PRUDENTIAL INSURANCE COMPANY OF AMERICA................................. 6
 THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT................................. 6
 THE FUNDS................................................................... 6
 THE FIXED-RATE OPTION....................................................... 9
 WHICH INVESTMENT OPTION SHOULD BE SELECTED?................................. 9

DETAILED INFORMATION FOR PROSPECTIVE CONTRACT OWNERS.........................10
 REQUIREMENTS FOR ISSUANCE OF A CONTRACT.....................................10
 SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK.................................10
 TYPE OF DEATH BENEFIT.......................................................10
 CHANGING THE TYPE OF DEATH BENEFIT..........................................10
 PREMIUMS....................................................................11
 DEATH BENEFIT GUARANTEE.....................................................12
 CONTRACT DATE...............................................................13
 ALLOCATION OF PREMIUMS......................................................13
 TRANSFERS...................................................................14
 DOLLAR COST AVERAGING.......................................................14
 AUTO-REBALANCING............................................................14
 CHARGES AND EXPENSES........................................................15
 HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY.............................18
 HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY.....................18
 HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY..................19
 SURRENDER OF A CONTRACT.....................................................20
 WITHDRAWALS.................................................................20
 INCREASES IN BASIC INSURANCE AMOUNT.........................................21
 DECREASES IN BASIC INSURANCE AMOUNT.........................................21
 WHEN PROCEEDS ARE PAID......................................................22
 LIVING NEEDS BENEFIT........................................................22
 ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS,
 AND ACCUMULATED PREMIUMS....................................................23
 CONTRACT LOANS..............................................................25
 SALE OF THE CONTRACT AND SALES COMMISSIONS..................................26
 TAX TREATMENT OF CONTRACT BENEFITS..........................................26
 LAPSE AND REINSTATEMENT.....................................................28
 LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS.........28
 OTHER GENERAL CONTRACT PROVISIONS...........................................28
 RIDERS......................................................................29
 PARTICIPATION IN DIVISIBLE SURPLUS..........................................29
 VOTING RIGHTS...............................................................29
 SUBSTITUTION OF FUND SHARES.................................................30
 REPORTS TO CONTRACT OWNERS..................................................30
 STATE REGULATION............................................................30
 EXPERTS.....................................................................30
 LITIGATION..................................................................31
 YEAR 2000 COMPLIANCE........................................................32

 ADDITIONAL INFORMATION......................................................33
 FINANCIAL STATEMENTS........................................................33
 SUBSEQUENT EVENTS...........................................................34

DIRECTORS AND OFFICERS OF PRUDENTIAL.........................................34

FINANCIAL STATEMENTS OF THE VARIABLE UNIVERSAL LIFE SUBACCOUNTS OF THE
PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT......................................A1

CONSOLIDATED FINANCIAL STATEMENTS OF THE PRUDENTIAL INSURANCE
COMPANY OF AMERICA AND SUBSIDIARIES..........................................B1


                          DEFINITIONS OF SPECIAL TERMS
                            USED IN THIS PROSPECTUS

ACCUMULATED NET PAYMENTS--The actual premium payments you make, accumulated at an effective annual rate of 4%, less any withdrawals you make, accumulated at an effective annual rate of 4%.

ATTAINED AGE--The insured's age on the Contract date plus the number of years since then.

BASIC INSURANCE AMOUNT--The amount of life insurance as shown in the Contract.

CASH SURRENDER VALUE--The amount payable to the

Contract owner upon surrender of the Contract. It is equal to the Contract Fund minus any Contract debt and, during the first 10 Contract years, minus the applicable surrender charge.

CONTRACT--The variable universal life insurance contract described in this prospectus.

CONTRACT ANNIVERSARY--The same date as the Contract date in each later year.

CONTRACT DATE--The date the Contract is effective, as specified in the Contract.

CONTRACT DEBT--The principal amount of all outstanding loans plus any interest we have charged that is not yet due and that we have not yet added to the loan.

CONTRACT FUND--The total amount credited to a specific Contract. On any date it is equal to the sum of the amounts in all the subaccounts, the amount invested under the fixed-rate option, and the principal amount of any Contract debt.

CONTRACT OWNER--Unless a different owner is named in the application, the owner of the Contract is the insured.

CONTRACT YEAR--A year that starts on the Contract date or on a Contract anniversary. For any portion of a Contract representing an increase (see page
21), "Contract year" is a year that starts on the effective date of the increase.

DEATH BENEFIT--The amount we will pay upon the death of the insured before reduction of any Contract debt and amounts needed to pay charges through the date of death.

FACE AMOUNT--The same as the "basic insurance amount."

FIXED-RATE OPTION--An investment option under which interest is accrued daily at a rate that Prudential declares periodically, but not less than an effective annual rate of 4%.

FUNDS--Mutual funds with separate portfolios. One or more of the available Fund portfolios may be chosen as an underlying investment for the Contract.

LIFETIME DEATH BENEFIT GUARANTEE PERIOD--The lifetime of the Contract, during which time the Lifetime Death Benefit Guarantee is available if sufficient premiums are paid. See DEATH BENEFIT GUARANTEE, page 12.

LIMITED DEATH BENEFIT GUARANTEE PERIOD--A period which is determined on a case-by-case basis, during which time the Limited Death Benefit Guarantee is available if sufficient premiums are paid. See DEATH BENEFIT GUARANTEE, page 12.

MONTHLY DATE--The Contract date and the same date in each subsequent month.

SUBACCOUNT--An investment division of the Account, the assets of which are invested in the shares of the corresponding portfolio of the Funds.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA--Us, we, Prudential. The company offering the Contract.

THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT (THE "ACCOUNT")--A separate account of Prudential registered as a unit investment trust under the Investment Company Act of 1940.

VALUATION PERIOD--The period of time from one determination of the value of the amount invested in a subaccount to the next. Such determinations are made when the net asset values of the portfolios of the Funds are calculated, which is generally at 4:15 p.m. Eastern time on each day during which the New York Stock Exchange is open.

VARIABLE INVESTMENT OPTIONS--The subaccounts.

WE--The Prudential Insurance Company of America.

YOU--The owner of the Contract.

                            INTRODUCTION AND SUMMARY

This Summary provides a brief overview of the more significant aspects of the Contract. We provide further detail in the subsequent sections of this prospectus and in the Contract. The Contract, including the application attached to it, constitutes the entire agreement between you and Prudential and you should retain these documents.

As you read this prospectus you should keep in mind that this is a life insurance contract. VARIABLE LIFE INSURANCE has significant investment aspects and requires you to make investment decisions and therefore it is also a "security." Securities that are offered to the public must be registered with the Securities and Exchange Commission. The prospectus that is a part of the registration statement must be given to all prospective purchasers. A substantial part of the premium pays for life insurance that will pay a benefit to the beneficiary, in the event of the insured's death. This death benefit generally far exceeds your total premium payments. Therefore, you should not buy this Contract unless the major reason for the purchase is to provide life insurance protection.

BRIEF DESCRIPTION OF THE CONTRACT

The Contract is a form of variable universal life insurance. It is based on a Contract Fund, the value of which changes every business day. The chart below describes how the value of your Contract Fund changes.

You may invest premiums in one or more of the 15 available subaccounts or in the fixed-rate option. Your Contract Fund value changes every day depending upon the change in the value of the particular investment options that you have selected.

Although the value of your Contract Fund will increase if there is favorable investment performance in the subaccounts you select, there is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease. The risk will be different, depending upon which investment options you choose. See WHICH INVESTMENT OPTION SHOULD BE SELECTED?, page 9.
If you select the fixed-rate option, Prudential credits your account with a declared rate or rates of interest but you assume the risk that the rate may change, although it will never be lower than an effective annual rate of 4%.

CHARGES

The following chart outlines the components of your Contract Fund and the adjustments which may be made including the maximum charges which may be deducted from each premium payment and from the amounts held in the designated investment options. These charges are largely designed to cover insurance costs and risks as well as sales and administrative expenses. The maximum charges shown in the chart, as well as the current lower charges, are fully described under CHARGES AND EXPENSES, page 15.

                                PREMIUM PAYMENT

                                  [LINE DOWN]

             . less an administrative charge of up to 7.5% of the premiums.

            . less a charge for sales expenses of up to 4% of the premiums paid.

                                  [LINE DOWN]

                            INVESTED PREMIUM AMOUNT

To be invested in one or a combination of:
        .  15 investment portfolios of the Funds
        .  The fixed-rate option

                                  [LINE DOWN]

                                 CONTRACT FUND

On the Contract Date, the Contract Fund is equal to the invested premium amount minus any of the charges described below which may be due on that date. Thereafter, the value of the Contract Fund changes daily.


                   PRUDENTIAL ADJUSTS THE CONTRACT FUND FOR:

 .  Addition of any new invested premium amounts.
 .  Addition of any increase due to investment results of the chosen variable investment options.
 . Addition of guaranteed interest at an effective annual rate of 4% (plus any excess interest if applicable) on the portion of the Contract Fund allocated to the fixed-rate option.
 . Addition of guaranteed interest at an effective annual rate of 4% on the amount of any Contract loan. (Separately, interest charged on the loan accrues at an effective annual rate of 4.5% or 5%. See CONTRACT LOANS, page 25.)
 .  Subtraction of any decrease due to investment results of the chosen variable investment options.
 .  Subtraction of any amount withdrawn.
 .  Subtraction of the charges listed below, as applicable.

                                  [LINE DOWN]

                                 DAILY CHARGES

 .  Management fees and expenses are deducted from the Fund assets.
 . We deduct a daily mortality and expense risk charge, equivalent to an annual rate of up to 0.9%, from the variable investment options assets.

                                MONTHLY CHARGES

 . We reduce the Contract Fund by a monthly administrative charge of up to $10 plus $0.07 per $1,000 of the basic insurance amount; after the first Contract year, the $0.07 per $1,000 portion of the charge is reduced to $0.01 per $1,000 of the basic insurance amount.

 . We deduct a cost of insurance ("COI") charge.
 . We reduce the Contract Fund by a Death Benefit Guarantee risk charge of $0.01 per $1,000 of the basic insurance amount.
 . If the Contract includes riders, we deduct rider charges from the Contract
  Fund.
 . If the rating class of an insured results in an extra charge, we will deduct that charge from the Contract Fund.

                          POSSIBLE ADDITIONAL CHARGES

 . During the first 10 Contract years, we will assess a contingent deferred sales charge if the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). For insureds age 76 or less at issue, the maximum contingent deferred sales charge is 26% of the lesser of the target level premium or the actual premiums paid (see PREMIUMS, page 11) for the Contract. The charge is level for six years and then declines monthly to zero at the end of the 10th
  Contract year. For insureds age 77 or over at issue, the maximum charge will be a lesser percentage of the target level premium for the Contract or the actual premiums paid.
 . During the first 10 Contract years, we will assess a contingent deferred administrative charge if the Contract lapses, is surrendered or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). This charge equals the lesser of: (a) $5 per $1,000 of basic insurance amount; and (b) $500. It is level for six years and then declines monthly until it reaches zero at the end of the 10th Contract year.
 . We assess an administrative charge of up to $25 for any withdrawals.
 . We may assess an administrative charge of up to $25 for any change in basic insurance amount.
 . We assess an administrative charge of up to $25 for each transfer exceeding 12 in any Contract year.


TYPES OF DEATH BENEFIT

There are two types of death benefit available. You may choose a Contract with a Type A (fixed) death benefit under which the cash surrender value varies daily with investment experience, and the death benefit generally remains at the basic insurance amount you initially chose. However, the Contract Fund may grow to a point where the death benefit may increase and vary with investment experience. If you choose a Contract with a Type B (variable) death benefit, the cash surrender value and the death benefit both vary with investment experience. For either type of death benefit, as long as the Contract is inforce, the death benefit will never be less than the basic insurance amount shown in your Contract. See TYPE OF DEATH BENEFIT, page 10.

PREMIUM PAYMENTS

The Contract is a flexible premium contract -- there are no scheduled premiums. Except for the minimum initial premium, and subject to a minimum of $25 per subsequent payment, you choose the timing and amount of premium payments. The Contract will remain inforce if the Contract Fund less any applicable surrender charges is greater than zero and more than any Contract debt. However, if the accumulated premiums you pay are high enough, and Contract debt does not equal or exceed the Contract Fund less any applicable surrender charges, Prudential guarantees that your Contract will not lapse even if investment experience is very unfavorable and the Contract Fund drops below zero. Each Contract generally provides two guarantees, one that lasts for the lifetime of the Contract and another that lasts for a stated, reasonably lengthy period. The guarantee for the life of the Contract requires higher premium payments. See PREMIUMS, page 11, DEATH BENEFIT GUARANTEE, page 12 and LAPSE AND REINSTATEMENT, page 28.

We offer and suggest regular billing of premiums even though you decide when to make premium payments and, subject to a $25 minimum, in what amounts. You should discuss your billing options with your Prudential representative when you apply for the Contract. See PREMIUMS, page 11.

REFUND

For a limited time, you may return your Contract for a refund in accordance with the terms of its "free look" provision. See SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK," page 10.

For the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, see page 1.


THE REPLACEMENT OF LIFE INSURANCE IS GENERALLY NOT IN THE INTEREST OF THE CUSTOMER. WHEN A CUSTOMER REQUIRES ADDITIONAL COVERAGE, IN MOST CASES, THE BENEFITS OF THE EXISTING CONTRACT CAN BE PROTECTED BY PURCHASING ADDITIONAL INSURANCE OR A SUPPLEMENTAL CONTRACT. IF YOU ARE CONSIDERING REPLACING A CONTRACT, YOU SHOULD COMPARE THE BENEFITS AND COSTS OF SUPPLEMENTING YOUR EXISTING CONTRACT WITH THE BENEFITS AND COSTS OF PURCHASING THE CONTRACT DESCRIBED IN THIS PROSPECTUS AND YOU SHOULD CONSULT WITH A QUALIFIED TAX ADVISER.

THIS PROSPECTUS MAY ONLY BE OFFERED IN JURISDICTIONS IN WHICH THE OFFERING IS LAWFUL. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IN THE PROSPECTUSES AND THE STATEMENTS OF ADDITIONAL INFORMATION FOR THE FUNDS.

     GENERAL INFORMATION ABOUT THE PRUDENTIAL INSURANCE COMPANY OF AMERICA,
                  THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT,
        AND THE VARIABLE INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

The Prudential Insurance Company of America ("Prudential") is a mutual insurance company, founded in 1875 under the laws of the State of New Jersey. Prudential is currently considering reorganizing itself into a stock company. This form of reorganization, known as demutualization, is a complex process that could take two years to complete. No plan of demutualization has been adopted yet by Prudential's Board of Directors. Any plan of reorganization adopted by the Board of Directors would have to be approved by qualified policyholders and appropriate state insurance regulators. Throughout the process, there will be a continuing evaluation by the Board of Directors and management of Prudential as to the desirability of demutualization. The Board of Directors, in its discretion, may choose not to demutualize or to delay demutualization for a time.

Prudential is licensed to sell life insurance and annuities in the District of Columbia, Guam, U. S. Virgin Islands, and in all states. This Contract is only offered in New York State.

Prudential's consolidated financial statements begin on page B1 and should be considered only as bearing upon Prudential's ability to meet its obligations under the Contracts.

THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT

The Prudential Variable Appreciable Account (the "Account") was established on August 11, 1987 under New Jersey law as a separate investment account. The Account meets the definition of a "separate account" under federal securities laws. The Account holds assets that are segregated from all of Prudential's other assets.

The obligations to Contract owners and beneficiaries arising under the Contract are general corporate obligations of Prudential. Prudential is also the legal owner of the assets in the Account. Prudential will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Account.
These assets may not be charged with liabilities which arise from any other business Prudential conducts. In addition to these assets, the Account's assets may include funds contributed by Prudential to commence operation of the Account and may include accumulations of the charges Prudential makes against the Account. From time to time these additional assets may be withdrawn by Prudential.

The Account is a unit investment trust, which is a type of investment company. It is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act"). This does not involve any supervision by the SEC of the management, investment policies, or practices of the Account. For state law purposes, the Account is treated as a part or division of Prudential.

Currently, you may invest in one or a combination of 15 available subaccounts within the Account, each of which invests in a single corresponding portfolio of the Funds. Prudential may add additional subaccounts in the future. The Account's financial statements begin on page A1.

THE FUNDS

The following is a list of the Funds, the portfolios' investment objectives and investment advisers:

THE PRUDENTIAL SERIES FUND, INC. (THE "SERIES FUND"):

 . MONEY MARKET PORTFOLIO: The maximum current income that is consistent with stability of capital and maintenance of liquidity through investment in high-quality short-term debt obligations. There are no assurances that this portfolio will maintain a stable net asset value.

 . DIVERSIFIED BOND PORTFOLIO: A high level of income over the longer term while providing reasonable safety of capital through investment primarily in readily marketable intermediate and long-term fixed income securities that provide attractive yields but do not involve substantial risk of loss of capital through default.

 . CONSERVATIVE BALANCED PORTFOLIO: Achievement of a favorable total investment return consistent with a portfolio having a conservatively managed mix of money market instruments, fixed income securities, and common stocks, in proportions believed by the investment manager to be appropriate for an investor desiring diversification of investment who prefers a relatively lower risk of loss than that associated with the Flexible Managed Portfolio while recognizing that this reduces the chances of greater appreciation.

 . FLEXIBLE MANAGED PORTFOLIO: Achievement of a high total return consistent with a portfolio having an aggressively managed mix of money market instruments, fixed income securities, and common stocks, in proportions believed by the investment manager to be appropriate for an investor desiring diversification of investment who is willing to accept a relatively high level of loss in an effort to achieve greater appreciation.

 . HIGH YIELD BOND PORTFOLIO: Achievement of a high total return through investment in high yield/high risk fixed income securities in the medium to lower quality ranges.

 . STOCK INDEX PORTFOLIO: Achievement of investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate by following a policy of attempting to duplicate the price and yield performance of the Standard & Poor's 500 Composite Stock Price Index.

 . EQUITY INCOME PORTFOLIO: Both current income and capital appreciation through investment primarily in common stocks and convertible securities that provide favorable prospects for investment income returns above those of the Standard & Poor's 500 Composite Stock Price Index or the New York Stock Exchange Composite Index.

 . EQUITY PORTFOLIO: Capital appreciation through investment primarily in common stocks of companies, including major established corporations as well as smaller capitalization companies, that appear to offer attractive prospects of price appreciation that are superior to broadly-based stock indices. Current income, if any, is incidental.

 . PRUDENTIAL JENNISON PORTFOLIO: Long-term growth of capital through investment primarily in equity securities of established companies with above-average growth prospects. Current income, if any, is incidental.

 . GLOBAL PORTFOLIO: Long-term growth of capital through investment primarily in common stock and common stock equivalents of foreign and domestic issuers. Current income, if any, is incidental.

Prudential is the investment adviser for the assets of each of the portfolios of the Series Fund. Prudential's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. Prudential has a Service Agreement with its wholly-owned subsidiary, The Prudential Investment Corporation ("PIC"). The Service Agreement provides that, subject to Prudential's supervision, PIC will furnish investment advisory services in connection with the management of the Series Fund. In addition, Prudential has entered into a Subadvisory Agreement with its wholly-owned subsidiary Jennison Associates LLC ("Jennison"), under which Jennison furnishes investment advisory services in connection with the management of the Prudential Jennison Portfolio.

AIM VARIABLE INSURANCE FUNDS, INC.:

 . AIM V.I. VALUE FUND. To achieve long-term growth of capital by investing primarily in equity securities judged by A I M Advisors, Inc. to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective and would be satisfied principally from the income (interest and dividends) generated by the common stocks, convertible bonds and convertible preferred stocks that make up the Fund's portfolio.

A I M Advisors, Inc. ("AIM") is the investment adviser for this fund. The principal business address for AIM is 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.:

 . AMERICAN CENTURY VP VALUE FUND. Seeks long-term capital growth with income as a secondary objective. The fund seeks to achieve its objective by investing primarily in equity securities of well-established companies with intermediate-to-large market capitalizations that are believed by management to be undervalued at the time of purchase.

American Century Investment Management, Inc. ("ACIM") is the investment adviser for this fund. ACIM's principal business address is American Century Tower, 4500 Main Street, Kansas City, Missouri 64111. The Principal Underwriter of the fund is American Century Services, Inc., located at 4500 Main Street, Kansas City, Missouri 64111.

JANUS ASPEN SERIES:

 . GROWTH PORTFOLIO. Seeks long-term growth of capital in a manner consistent with the preservation of capital.

Janus Capital Corporation is the investment adviser and is responsible for the day-to-day management of the portfolio and other business affairs of the portfolio. Janus Capital Corporation's principal business address is 100 Fillmore Street, Denver, Colorado 80206-4928.

MFS(R) VARIABLE INSURANCE TRUSTSM:

 . EMERGING GROWTH SERIES. Seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Series' investment objective of long-term growth of capital.

Massachusetts Financial Services Company, a Delaware corporation, is the investment adviser to this MFS Series. The principal business address for the Massachusetts Financial Services Company is 500 Boylston Street, Boston, Massachusetts 02116.

T. ROWE PRICE INTERNATIONAL SERIES, INC.:

 . INTERNATIONAL STOCK PORTFOLIO. Long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

Rowe Price-Fleming International, Inc. is the investment manager for this fund. The principal business address for Rowe Price-Fleming International, Inc. is 100 East Pratt Street, Baltimore, Maryland 21202.

Further information about Fund portfolios can be found in the attached prospectuses and their statements of additional information for each Fund.

The investment advisers for the Funds charge a daily investment management fee as compensation for their services. These fees are described in the table in the DEDUCTIONS FROM PORTFOLIOS section on page 15, and are more fully described in the prospectus for each Fund.

In the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual funds. Although neither the companies which invest in the Funds nor the Funds currently foresee any such disadvantage, the Board of Directors for each Fund intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity Contract owners and to determine what action, if any, should be taken. Material conflicts could result from such things as: (1) changes in state insurance law; (2) changes in federal income tax law; (3) changes in the investment management of any portfolio of the Funds; or (4) differences between voting instructions given by variable life insurance and variable annuity contract owners.

Prudential may be compensated by an affiliate of each of the Funds (other than the Prudential Series Fund) based upon an annual percentage of the average assets held in the Fund by Prudential under the Contracts. These percentages vary by Fund, and reflect administrative and other services provided by Prudential.

A FULL DESCRIPTION OF THE FUNDS, THEIR INVESTMENT OBJECTIVES, MANAGEMENT, POLICIES, RESTRICTIONS, EXPENSES, INVESTMENT RISKS, AND ALL OTHER ASPECTS OF THEIR OPERATION IS CONTAINED IN THE ATTACHED PROSPECTUSES FOR EACH FUND AND IN THE RELATED STATEMENTS OF ADDITIONAL INFORMATION, WHICH SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES OF THE FUNDS WILL BE MET.

THE FIXED-RATE OPTION

BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE FIXED-RATE OPTION UNDER THE CONTRACT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE GENERAL ACCOUNT HAS NOT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, INTERESTS IN THE FIXED-RATE OPTION ARE NOT SUBJECT TO THE PROVISIONS OF THESE ACTS, AND PRUDENTIAL HAS BEEN ADVISED THAT THE STAFF OF THE SEC HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED-RATE OPTION. ANY INACCURATE OR MISLEADING DISCLOSURE REGARDING THE FIXED-RATE OPTION MAY, HOWEVER, SUBJECT PRUDENTIAL AND ITS DIRECTORS TO CIVIL LIABILITY IF THAT RESULTS IN ANY DAMAGE.

You may choose to invest, either initially or by transfer, all or part of your Contract Fund to a fixed-rate option. This amount becomes part of Prudential's general account. The general account consists of all assets owned by Prudential other than those in the Account and in other separate accounts that have been or may be established by Prudential. Subject to applicable law, Prudential has sole discretion over the investment of the general account assets. Contract owners do not share in the investment experience of those assets. Instead, Prudential guarantees that the part of the Contract Fund allocated to the fixed-rate option will accrue interest daily at an effective annual rate that Prudential declares periodically, but not less than an effective annual rate of 4%.

Currently, the following steps are taken for crediting interest rates: (1) declared interest rates remain in effect from the date money is allocated to the fixed-rate option until the first day of the same month in the following year;
(2) a new crediting rate will apply to that money until the first day of the same month in the next year; (3) a new declared crediting rate will apply to that money for the remainder of that calendar year; (4) a new crediting rate will be declared each year for that money and it will remain in effect for the entire calendar year. Prudential reserves the right to change this practice. Prudential is not obligated to credit interest at a higher rate than 4%, although it may do so. Different crediting rates may be declared for different portions of the Contract Fund allocated to the fixed-rate option. On request, you will be advised of the interest rates that currently apply to your Contract.

Transfers from the fixed-rate option are subject to strict limits, see TRANSFERS, page 14. The payment of any cash surrender value attributable to the fixed-rate option may be delayed up to six months, see WHEN PROCEEDS ARE PAID, page 22.

WHICH INVESTMENT OPTION SHOULD BE SELECTED?

Historically, for investments held over relatively long periods, the investment performance of common stocks has generally been superior to that of short or long-term debt securities, even though common stocks have been subject to much more dramatic changes in value over short periods of time. Accordingly, portfolios such as the Stock Index, Equity Income, Equity, Prudential Jennison, Global, AIM V.I. Value Fund, American Century VP Value Fund, Janus Growth, MFS Emerging Growth Series or T. Rowe Price International Stock may be desirable options if you are willing to accept such volatility in your Contract values. Each of these equity portfolios involves different policies and investment risks.

You may prefer the somewhat greater protection against loss of principal (and reduced chance of high total return) provided by the Diversified Bond Portfolio. Or, you may want even greater safety of principal and may prefer the Money Market Portfolio or the fixed-rate option, recognizing that the level of short-term rates may change rather rapidly. If you are willing to take risks and possibly achieve a higher total return, you may prefer the High Yield Bond Portfolio, recognizing that the risks are greater for lower quality bonds with higher yields. You may wish to divide your invested premium among two or more of the portfolios. You may wish to obtain diversification by relying on Prudential's judgment for an appropriate asset mix by choosing the Conservative Balanced or Flexible Managed Portfolio.

Your choice should take into account how willing you are to accept investment risks, how your other assets are invested, and what investment results you may experience in the future. You should consult your Prudential representative from time to time about the choices available to you under the Contract. Prudential recommends AGAINST frequent transfers among the several options. Experience generally indicates that "market timing" investing, particularly by non-professional investors, is likely to prove unsuccessful.

                            DETAILED INFORMATION FOR
                          PROSPECTIVE CONTRACT OWNERS

REQUIREMENTS FOR ISSUANCE OF A CONTRACT

The Contract may generally be issued on insureds below the age of 81. Currently, the minimum basic insurance amount that can be applied for is $100,000. Prudential requires evidence of insurability, which may include a medical examination, before issuing any Contract. Non-smokers are offered the most favorable cost of insurance rates. A higher cost of insurance rate and/or an additional amount is charged if an extra mortality risk is involved. These are the current underwriting requirements. We reserve the right to change them on a non-discriminatory basis.

SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK"

Generally, you may return the Contract for a refund within 10 days after you receive it. You can request a refund by mailing or delivering the Contract to the representative who sold it or to the Home Office specified in the Contract. A Contract returned according to this provision shall be deemed void from the beginning. You will then receive a refund of all premium payments made, with no adjustment for investment experience.

TYPE OF DEATH BENEFIT

You may select either of two types of death benefit. Generally, a Contract with a Type A (fixed) death benefit has a death benefit equal to the basic insurance amount. This type of death benefit does not vary with the investment performance of the investment options you selected, except in certain circumstances. See HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY, page 18. The payment of additional premiums and favorable investment results of the variable investment options to which the assets are allocated will generally increase the cash surrender value. See HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY, page 18.

A Contract with a Type B (variable) death benefit has a death benefit which will generally equal the basic insurance amount plus the Contract Fund. Since the Contract Fund is a part of the death benefit, favorable investment performance and payment of additional premiums generally result in an increase in the death benefit as well as in the cash surrender value. Over time, however, the increase in the cash surrender value will be less than under a Type A (fixed) Contract. This is because, given two Contracts with the same basic insurance amount and equal Contract Funds, generally the cost of insurance charge for a Type B (variable) Contract will be greater. See HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY, page 18 and HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY, page 19. Unfavorable investment performance will result in decreases in the death benefit and in the cash surrender value. But, as long as the Contract is not in default, the death benefit may not fall below the basic insurance amount stated in the Contract.

In choosing a death benefit type, you should also consider whether you intend to use the withdrawal feature. Contract owners of Type A (fixed) Contracts should note that any withdrawal may result in a reduction of the basic insurance amount and the deduction of any applicable surrender charges. In addition, we will not allow you to make a withdrawal that will decrease the basic insurance amount below the minimum basic insurance amount. See WITHDRAWALS, page 20.

CHANGING THE TYPE OF DEATH BENEFIT

You may change the type of death benefit on or after the first Contract anniversary and subject to Prudential's approval. We will increase or decrease the basic insurance amount so that the death benefit immediately after the change matches the death benefit immediately before the change.

If you are changing your Contract's type of death benefit from Type A (fixed) to Type B (variable), we will reduce the basic insurance amount by the amount in your Contract Fund on the date the change takes place. The basic insurance amount after the change may not be lower than the minimum basic insurance amount applicable to the Contract. If you are changing from a Type B (variable) to a Type A (fixed) death benefit, we will increase the basic insurance amount by the amount in your Contract Fund on the date the change takes place. This is illustrated in the following chart.


                     CHANGING THE DEATH                   CHANGING THE DEATH
                        BENEFIT FROM                        BENEFIT FROM
                 TYPE A [RIGHT ARROW] TYPE B          TYPE B [RIGHT ARROW] TYPE A
                 (Fixed)            (Variable)      (Variable)             (Fixed)
------------------------------------------------------------------------------------
BASIC INSURANCE
   AMOUNT         $300,000 [RIGHT ARROW] $250,000    $250,000 [RIGHT ARROW] $300,000

CONTRACT FUND      $50,000       =        $50,000     $50,000       =        $50,000

DEATH BENEFIT     $300,000       =       $300,000    $300,000       =        $300,000
-------------------------------------------------------------------------------------

Changing your Contract's type of death benefit from Type A (fixed) to Type B (variable) during the first 10 Contract years may result in the assessment of surrender charges. In addition, we reserve the right to make an administrative processing charge of up to $25 for any change in basic insurance amount, although we do not currently do so. See CHARGES AND EXPENSES, page 15.

To request a change, fill out an application for change which can be obtained from your Prudential representative or a Home Office. If the change is approved, we will recompute the Contract's charges and appropriate tables and send you new Contract data pages. We may require you to send us your Contract before making the change.

PREMIUMS

The Contract is a flexible premium contract. The minimum initial premium is due on or before the Contract date. Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts. We reserve the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. See HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY, page 18 and HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY, page 19. There are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized, under the Internal Revenue Code, as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

The Contract has several types of "premiums" which are described below. Understanding them will help you understand how the Contract works.

   MINIMUM INITIAL PREMIUM -- the premium needed to start the Contract. There is no insurance under the Contract unless the minimum initial premium is paid.

   GUIDELINE PREMIUMS -- the premiums that, if paid at the beginning of each Contract year, will keep the Contract inforce for the lifetime of the insured regardless of investment performance, assuming no loans or withdrawals.
   These guideline premiums will be higher for a Type B (variable) Contract than for a Type A (fixed) Contract. For a Contract with no riders or extra risk charges, these premiums will be level. If certain riders are included, the guideline premium may increase each year. Payment of guideline premiums at the beginning of each Contract year is one way to achieve the Lifetime Death Benefit Guarantee Values shown on the Contract data pages. See DEATH BENEFIT GUARANTEE, below. When you purchase a Contract, your Prudential representative can tell you the amount[s] of the guideline premium.

   TARGET PREMIUMS -- the premiums that, if paid at the beginning of each Contract year, will keep the Contract inforce during the Limited Death Benefit Guarantee period regardless of investment performance, assuming no loans or withdrawals. As is the case with the guideline premium, for a Contract with no riders or extra risk charges, these premiums will be level. If certain riders are included, the target premium may increase each year. Payment of target premiums at the beginning of each Contract year is one way to achieve the Limited Death Benefit Guarantee Values shown on the Contract data pages. At the end of the Limited Death Benefit Guarantee period, continuation of the Contract will depend on the Contract Fund having sufficient money to cover all charges or meeting the conditions of the Lifetime Death Benefit Guarantee. See DEATH BENEFIT GUARANTEE, below. When you purchase a Contract, your Prudential representative can tell you the amount[s] of the target premium.

   TARGET LEVEL PREMIUM -- the target premium at issue minus any premiums associated with riders or with aviation, avocation, occupational or temporary extra insurance charges. We use the target level premium in calculating the
   contingent deferred sales charges.   See CHARGES AND EXPENSES, page 15.

We can bill you for the amount you select annually, semi-annually, quarterly or monthly. Because the Contract is a flexible premium contract, there are no scheduled premium due dates. When you receive a premium notice, you are not required to pay this amount. The Contract will remain inforce if: (1) the Contract Fund, less any applicable surrender charges, is greater than zero and more than any Contract debt or (2) you have paid sufficient premiums, on an accumulated basis, to meet the Death Benefit Guarantee conditions and Contract debt is not equal to or greater than the Contract Fund, less any applicable surrender charges. You may also pay premiums automatically through pre-authorized monthly transfers from a bank checking account. If you elect to use this feature, you choose the day of the month on which premiums will be paid and the amount of the premiums paid.

When you apply for the Contract, you should discuss with your Prudential representative how frequently you would like to be billed (if at all) and for what amount.

DEATH BENEFIT GUARANTEE

Although you decide what premium amounts you wish to pay, sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured. This will be true even if, because of unfavorable investment experience, your Contract Fund value drops to zero. However, the guarantee is contingent upon Contract debt not being equal to or greater than the Contract Fund less any applicable surrender charges. See CONTRACT LOANS, page 25. You should consider the importance of the Death Benefit Guarantee to you when deciding what amounts of premiums to pay into the Contract.

For purposes of determining this guarantee, we generally calculate, and show in the Contract data pages, two sets of amounts the Lifetime Death Benefit Guarantee Values and Limited Death Benefit Guarantee Values. These are not cash
                                                                        ---
values that you can realize by surrendering the Contract, nor are they payable death benefits. They are values used solely to determine if a Death Benefit Guarantee is in effect. The Lifetime Death Benefit Guarantee Values are shown for the lifetime of the Contract. The Limited Death Benefit Guarantee Values are lower, but only apply for the length of the Limited Death Benefit Guarantee period.

The length of the Limited Death Benefit Guarantee period is determined on a case by case basis depending on things like the insured's age, sex, smoker/non-smoker status, death benefit type and extra rating class, if any. The length of the Limited Death Benefit Guarantee period applicable to your particular Contract is shown on the Contract data pages. For certain insureds, generally those who are older and/or in a substandard risk classification, the Limited Death Benefit Guarantee period may be of short duration.

At the Contract date, and on each Monthly date, we calculate your Contract's "Accumulated Net Payments" as of that date. Accumulated Net Payments equal the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4%.

At each Monthly date within the Limited Death Benefit Guarantee period, we will compare your Accumulated Net Payments to the Limited Death Benefit Guarantee Value as of that date. At each Monthly date after the Limited Death Benefit Guarantee period, we will compare your Accumulated Net Payments to the Lifetime Death Benefit Guarantee Value as of that date. If your Accumulated Net Payments equal or exceed the applicable (Lifetime or Limited) Death Benefit Guarantee Value and Contract debt does not equal or exceed the Contract Fund less any applicable surrender charges, then the Contract is kept inforce, regardless of the amount in the Contract Fund.

The Contract data pages show Lifetime Death Benefit Guarantee Values and Limited Death Benefit Guarantee Values as of Contract anniversaries. Values for non-anniversary Monthly dates will reflect the number of months elapsed between Contract anniversaries.

Guideline and target premiums are premium levels that, if paid at the start of each Contract year, correspond to the Lifetime and Limited Death Benefit Guarantee Values, respectively (assuming no withdrawals or loans). See PREMIUMS, page 11. They are one way of reaching the Death Benefit Guarantee Values; they are certainly not the only way.

Here is a table of typical guideline and target premiums along with corresponding Limited Death Benefit Guarantee periods. The examples assume the insured is a male, non-smoker, with no extra risk or substandard ratings, and no extra benefit riders added to the Contract.


                                       BASIC INSURANCE AMOUNT -- $250,000
                                          Illustrative Annual Premiums
----------------------------------------------------------------------------------------------------------------

   AGE OF        TYPE OF DEATH               GUIDELINE                TARGET PREMIUM
 INSURED AT     BENEFIT CHOSEN                PREMIUM                CORRESPONDING TO
    ISSUE                                CORRESPONDING TO             LIMITED DEATH
                                       THE LIFETIME DEATH           BENEFIT GUARANTEE
                                         BENEFIT GUARANTEE             VALUES AND
                                              VALUES                NUMBER OF YEARS OF
                                                                         GUARANTEE
----------------------------------------------------------------------------------------------------------------

    35          Type A (fixed)              $    3,532.50         $      2,007.50 for 35 years
    35          Type B (variable)           $   12,037.50         $      2,007.50 for 33 years
    45          Type A (fixed)              $    5,462.50         $      2,977.50 for 25 years
    45          Type B (variable)           $   17,147.50         $      2,977.50 for 23 years
    55          Type A (fixed)              $    8,897.50         $      5,770.00 for 20 years
    55          Type B (variable)           $   25,607.50         $      5,770.00 for 18 years
----------------------------------------------------------------------------------------------------------------


The Death Benefit Guarantee allows considerable flexibility as to the timing of premium payments. Your Prudential representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the Death Benefit Guarantee Values.

You should consider carefully the value of maintaining the guarantee. If you desire the death benefit guarantee for lifetime protection, you may prefer to pay generally higher premiums in all years, rather than trying to make such payments on an as needed basis. For example, if you pay only enough premium to meet the Limited Death Benefit Guarantee Values, a substantial amount may be
                                                   -----------
required to meet the Lifetime Death Benefit Guarantee Values in order to continue the guarantee at the end of the Limited Death Benefit Guarantee period. In addition, it is possible that the payment required to continue the guarantee after the Limited Death Benefit Guarantee period could cause the Contract to become a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

CONTRACT DATE

When the first premium payment is paid with the application for a Contract, the Contract date will ordinarily be the later of the application date or the medical examination date. If the first premium is not paid with the application, the Contract date will be the date on which the first premium is paid and the Contract is delivered. Under certain circumstances, we may allow the Contract to be backdated for the purpose of lowering the insured's issue age, but only to a date not earlier than six months prior to the application date. This may be advantageous for some Contract owners as a lower issue age may result in lower current charges. For a Contract that is backdated, we will credit the initial premium as of the date of receipt and will deduct any charges due on or before that date.

ALLOCATION OF PREMIUMS

On the Contract date, the charge for sales expenses and the premium based administrative charge are deducted from the initial premium. The remainder of the initial premium will be allocated on the Contract date among the subaccounts and/or the fixed-rate option according to your desired allocation, as specified in the application form, and the first monthly deductions are made. If the first premium is received before the Contract date, there will be a period during which the Contract owner's initial premium will not be invested. See CHARGES AND EXPENSES, page 15.

The charge for sales expenses and the premium based administrative charge also apply to all subsequent premium payments. The remainder will be invested as of the end of the valuation period in which it is received at a Home Office, in accordance with the allocation you previously designated. Provided the Contract is not in default, you may change the way in which subsequent premiums are allocated by giving written notice to a Home Office or by telephoning a Home Office, provided you are enrolled to use the Telephone Transfer System. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 33 1/3% cannot. Of course, the total allocation to all selected investment options must equal 100%.

TRANSFERS

You may, up to 12 times each Contract year, transfer amounts from one subaccount to another subaccount or to the fixed-rate option without charge. There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Contract year. All or a portion of the amount credited to a subaccount may be transferred.

Transfers will take effect as of the end of the valuation period in which a proper transfer request is received at a Home Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one subaccount to another, or may be in terms of a percentage reallocation among subaccounts. In the latter case, as with premium reallocations, the percentages must be in whole numbers. You may transfer amounts by proper written notice to a Home Office or by telephone, provided you are enrolled to use the Telephone Transfer System. You will automatically be enrolled to use the Telephone Transfer System unless the Contract is jointly owned or you elect not to have this privilege.
Telephone transfers may not be available on Contracts that are assigned (see ASSIGNMENT, page 28), depending on the terms of the assignment.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. Prudential cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Only one transfer from the fixed-rate option will be permitted during each Contract year. The maximum amount which may be transferred out of the fixed-rate option each year is the greater of: (a) 25% of the amount in the fixed-rate option; and (b) $2,000. Prudential may change these limits in the future. We may waive these restrictions for limited periods of time in a non-discriminatory way, (e.g., when interest rates are declining).

The Contract was not designed for professional market timing organizations, other organizations, or individuals using programmed, large, or frequent transfers. A pattern of exchanges that coincides with a "market timing" strategy may be disruptive to the subaccounts and will be discouraged. If such a pattern were to be found, we may be required to modify the transfer procedures, including but not limited to, not accepting transfer requests of an agent under a power of attorney on behalf of more than one Contract owner.

DOLLAR COST AVERAGING

Under the Dollar Cost Averaging ("DCA") feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the DCA Money Market Subaccount into other subaccounts available under the Contract, excluding the fixed-rate option. You may choose to have periodic transfers made monthly, quarterly, semi-annually or annually.

Each automatic transfer will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate, provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature. Currently, a transfer that occurs under the DCA feature is not counted towards the 12 free transfers permitted each Contract year; however, we reserve the right to change this practice.

AUTO-REBALANCING

As an administrative practice, we are currently offering a feature called Auto-Rebalancing. This feature allows you to automatically rebalance subaccount assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of variable investment options X and Y is split 40% and 60%, respectively. Then, due to investment results, that split changes. You may instruct that those assets be rebalanced to your original or different allocation percentages.

Auto-Rebalancing can be performed on a monthly, quarterly, semi-annual or annual basis. Each rebalance will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate, provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. The fixed-rate option cannot participate in this administrative procedure. Currently, a transfer that occurs under the Auto-Rebalancing feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements or discontinue the feature.

CHARGES AND EXPENSES

This section provides a detailed description of each charge that is described briefly in the chart on page 3, and an explanation of the purpose of the charge.

In several instances we will use the terms "maximum charge" and "current charge." The "maximum charge," in each instance, is the highest charge that Prudential is entitled to make under the Contract. The "current charge" is the lower amount that Prudential is now charging. However, if circumstances change, Prudential reserves the right to increase each current charge, up to but to no more than the maximum charge, without giving any advance notice.

DEDUCTIONS FROM PREMIUM PAYMENTS

(a) We charge up to 7.5% as an administrative charge. This charge is currently equal to 3.75% of each premium, of which 1.25% of the premium is used to cover a 1990 increase in Prudential's federal income taxes measured by premiums.

(b) We charge up to 4% for sales expenses. This charge, often called a sales load, is deducted to compensate us for the costs Prudential incurs in selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature.

    Currently, the charge is equal to 4% of premiums paid in each Contract year up to the amount of the target premium (see PREMIUMS, page 11) and 0% of premiums paid in excess of this amount. Consequently, paying more than this amount in any Contract year could reduce your total sales load. For example, assume that a Contract with no riders or extra insurance charges has a target premium of $2,007.50 and the Contract owner would like to pay 10 target premiums. If the Contract owner paid $4,015 (two times the amount of the target premium in every other Contract year up to the ninth year (i.e. in years 1, 3, 5, 7, 9), the sales load charge would be $401.50. If the Contract owner paid $2,007.50 in each of the first 10 Contract years, the total sales load would be $803. For additional information, see INCREASES IN BASIC INSURANCE AMOUNT, page 21.

    Attempting to structure the timing and amount of premium payments to reduce the potential sales load may increase the risk that your Contract will lapse without value. Delaying the payment of target premium amounts to later years will adversely affect the Death Benefit Guarantee if the accumulated premium payments do not reach the accumulated values shown under your Contract's Limited Death Benefit Guarantee Values. See DEATH BENEFIT GUARANTEE, page
    12. In addition, there are circumstances where payment of premiums that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

DEDUCTIONS FROM PORTFOLIOS

An investment advisory fee is deducted daily from each portfolio of the Funds at a rate, on an annualized basis, from 0.35% for the Stock Index Portfolio to 1.05% for the T. Rowe Price International Stock Portfolio. The expenses incurred in conducting the investment operations of the portfolios (such as custodian fees and preparation and distribution of annual reports) are paid out of the portfolio's income. These expenses also vary from portfolio to portfolio.

The total expenses of each portfolio for the year 1997 expressed as a percentage of the average assets during the year are shown below:


             PORTFOLIO                    Investment        Other       Total
                                         Advisory Fee      Expenses    Expenses
----------------------------------------------------------------------------------------------

SERIES FUND
  Money Market                              0.40%              0.03%              0.43%
  Diversified Bond                          0.40%              0.03%              0.43%
  Conservative Balanced                     0.55%              0.01%              0.56%
  Flexible Managed                          0.60%              0.02%              0.62%
  High Yield Bond                           0.55%              0.02%              0.57%
  Stock Index                               0.35%              0.02%              0.37%
  Equity Income                             0.40%              0.01%              0.41%
  Equity                                    0.45%              0.01%              0.46%
  Prudential Jennison                       0.60%              0.04%              0.64%
  Global                                    0.75%              0.10%              0.85%

AIM VARIABLE INSURANCE FUNDS, INC.
  AIM V.I. Value Fund (4)                   0.62%              0.08%              0.70%

AMERICAN CENTURY VARIABLE
 PORTFOLIOS, INC.                           1.00%              0.00%              1.00%
  VP Value Portfolio (1)

Janus Aspen Series                          0.65%              0.05%              0.70%
  Growth Portfolio (2)

MFS(R) VARIABLE INSURANCE TRUST(SM)         0.75%              0.12%              0.87%
  Emerging Growth Series

T. ROWE PRICE INTERNATIONAL SERIES, INC.    1.05%              0.00%              1.05%
  International Stock Portfolio (3)
----------------------------------------------------------------------------------------------

(1)   Fees are all-inclusive.

(2) The fees and expenses in the table above are based on gross expenses of the Portfolio before expense offset arrangements for the fiscal year ended December 31, 1997. The information for the Portfolio is net of fee waivers or reductions from Janus Capital. Fee reductions for the Portfolio reduce the management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the management fee and then against other expenses. Without such waivers or reductions, the Management Fee, Other Expenses and Total Operating Expenses for the Portfolio would have been 0.74%, 0.04% and 0.78%, respectively. Janus Capital may modify or terminate the waivers or reductions at any time upon at least 90 days' notice to the Trustees.

(3) The investment management fee includes the ordinary expenses of operating the Fund.

(4) AIM may from time to time voluntarily waive or reduce its respective fees. Effective May 1, 1998, the Fund will reimburse AIM in an amount up to 0.25% of the average net asset value of the Fund for expenses incurred in providing, or assuring that participating insurance companies provide, certain administrative services. Currently, the fee only applies to the average net asset value of each Fund in excess of the net asset value of each Fund as calculated on April 30, 1998.

THE EXPENSES RELATING TO THE FUNDS (OTHER THAN THOSE OF THE SERIES FUND) HAVE BEEN PROVIDED TO PRUDENTIAL BY THE FUNDS. PRUDENTIAL HAS NOT INDEPENDENTLY VERIFIED THEM.

DAILY DEDUCTION FROM THE CONTRACT FUND

Each day a charge is deducted from the assets of each of the subaccounts in an amount equivalent to an effective annual rate of up to 0.9%. Currently, we intend to charge 0.6%. This charge is intended to compensate Prudential for assuming mortality and expense risks under the Contract. The mortality risk assumed is that insureds may live for shorter periods of time than Prudential estimated when it determined what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the Contract will be greater than Prudential estimated in fixing its administrative charges. This charge is not assessed against amounts allocated to the fixed-rate option.

MONTHLY DEDUCTIONS FROM CONTRACT FUND

Prudential deducts the following monthly charges proportionately from the dollar amounts held in each of the chosen investment option[s].

(a) An administrative charge based on the basic insurance amount is deducted. The charge is intended to compensate Prudential for things like processing claims, keeping records and communicating with Contract owners. Currently, the charge is equal to $10 per Contract plus $0.07 per $1,000 of basic insurance amount in the first Contract year and $5 per Contract plus $0.01 per $1,000 of basic insurance amount in all subsequent years. Prudential reserves the right, however to charge up to $10 per Contract plus $0.07 per $1,000 of basic insurance amount in the first Contract year and $10 per Contract plus $0.01 per $1,000 of basic insurance amount in all subsequent years.

    For example, a Contract with a basic insurance amount of $250,000 would currently have a charge equal to $10 plus $17.50 for a total of $27.50 per month for the first Contract year and $5 plus $2.50 for a total of $7.50 per month in all later years. The maximum charge for this same Contract would be $10 plus $17.50 for a total of $27.50 per month during the first Contract year. In later years, the maximum charge would be $10 plus $2.50 for a total of $12.50 per month.

(b) A cost of insurance ("COI") charge is deducted. When an insured dies, the amount payable to the beneficiary (assuming there is no Contract debt) is larger than the Contract Fund -- significantly larger if the insured dies in the early years of a Contract. The cost of insurance charges collected from all Contract owners enables Prudential to pay this larger death benefit. The maximum COI charge is determined by multiplying the "net amount at risk" under a Contract (the amount by which the Contract's death benefit exceeds the Contract Fund) by maximum COI rates. The maximum COI rates are based upon the 1980 Commissioners Standard Ordinary ("CSO") Tables and an insured's current attained age, sex, smoker/non-smoker status, and extra rating class, if any. For an increase in basic insurance amount, maximum COI rates are based upon 1980 CSO Tables, the age at the increase effective date and the number of years since then, sex, smoker/nonsmoker status, and extra rating class, if any. See INCREASES IN BASIC INSURANCE AMOUNT, page 21. At most ages, Prudential's current COI rates are lower than the maximum rates.

(c) A charge of $0.01 per $1,000 of basic insurance amount is made to compensate Prudential for the risk we assume by providing the Death Benefit Guarantee feature. See DEATH BENEFIT GUARANTEE, page 12.

(d) You may add one or more of several riders to the Contract. Some riders are charged for separately. If you add such a rider to the basic Contract, additional charges will be deducted.

(e) If an insured is in a substandard risk classification (for example, a person in a hazardous occupation), additional charges will be deducted.

SURRENDER CHARGES

(a) An additional sales load is charged if during the first 10 Contract years the Contract lapses, is surrendered or if the basic insurance amount is decreased. It is not deducted from the death benefit if the insured should die during this period. Upon lapse or surrender, for issue ages 76 or less, this contingent deferred charge will be 26% of the lesser of: (a) the target level premium for the Contract; and (b) the actual premiums paid. The rate used in the calculation of this contingent deferred charge will be 22% for issue ages 77-79, 16% for issue ages 80-83 and 13% for issue ages 84-85.
    The rate used in the calculation of this contingent deferred charge will remain level for six years. After six years, this charge will reduce monthly at a constant rate until it reaches zero at the end of the 10th year. If during the first 10 Contract years the basic insurance amount is decreased [including as a result of a withdrawal or a change in the type of death benefit from Type A (fixed) to Type B (variable)], we will deduct a proportionate amount of the charge from the Contract Fund. The proportion we use will be the amount by which the new basic insurance amount is less than the basic insurance amount at issue (but not greater than the amount of the decrease) divided by the basic insurance amount at issue.

(b) If during the first 10 Contract years the Contract lapses, is surrendered or if the basic insurance amount is decreased, an administrative charge is deducted to cover the cost of processing applications, conducting medical examinations, determining insurability and the insured's rating class, and establishing records. The charge is equal to the lesser of: (a) $5 per $1,000 of basic insurance amount; and (b) $500. This charge is level for
    six years.   After six years, this charge will be reduced monthly at a
    constant rate until it reaches zero at the end of the 10th year. If the basic insurance amount is decreased [including as a result of a withdrawal or a change in the type of death benefit from Type A (fixed) to Type B (variable)] during the first 10 Contract years, we will deduct a proportionate amount of the charge from the Contract Fund. The proportion we use will be the amount by which the new basic insurance amount is less than the basic insurance amount at issue (but not greater than the amount of the decrease) divided by the basic insurance amount at issue.

TRANSACTION CHARGES

(a) An administrative processing charge, which is the lesser of: (a) $25 and;
    (b) 2% of the withdrawal amount, is made in connection with each withdrawal.

(b) No administrative processing charge is currently being made in connection with a change in basic insurance amount. We reserve the right to make such a charge in an amount of up to $25 for any change in basic insurance amount.

(c) An administrative processing charge of up to $25 is made for each transfer exceeding 12 in any Contract year.

HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY

You may surrender the Contract for its cash surrender value (referred to as net cash value in the Contract). The Contract's cash surrender value on any date will be the Contract Fund less any applicable surrender charges and less any Contract debt. See CONTRACT LOANS, page 25. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the Fund portfolios in which the assets of the subaccount[s] have been invested; (2) interest credited on any amounts allocated to the fixed-rate option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments and the monthly deductions described under CHARGES AND EXPENSES, page 15. Upon request, Prudential will tell you the cash surrender value of your Contract. It is possible for the cash surrender value of a Contract to decline to zero because of unfavorable investment performance or outstanding Contract debt.

The tables on pages T1 through T4 of this prospectus illustrate approximately what the cash surrender values would be for representative Contracts paying target premium amounts (see PREMIUMS, page 11), assuming hypothetical uniform investment results in the Fund portfolios. Two of the tables assume current charges will be made throughout the lifetime of the Contract and two tables assume maximum charges will be made. See ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS, page 23.

HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY

As described earlier, there are two types of death benefit available under the
Contract: Type A, a generally fixed death benefit and Type B, a variable death benefit. A Type B (variable) death benefit varies with investment performance while a Type A (fixed) death benefit does not, unless it must be increased to comply with the Internal Revenue Code's definition of life insurance.

Under a Type A (fixed) Contract, the death benefit is generally equal to the basic insurance amount. See CONTRACT LOANS, page 25. If the Contract is kept inforce for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where Prudential will increase the death benefit in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance. Thus, the death benefit under a Type A (fixed) Contract will always be the greater of: (1) the basic insurance amount; and (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies. A listing of attained age factors can be found on the data pages of your Contract. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law.

The following table illustrates at different ages how the attained age factor affects the death benefit for different Contract Fund amounts. The table assumes a $250,000 Type A (fixed) Contract was issued when the insured was age 35.

                         TYPE A (FIXED) DEATH BENEFIT

                 IF                                             THEN
----------------------------------------------------------------------------------------------------

 THE INSURED IS    AND THE CONTRACT   THE ATTAINED AGE      THE CONTRACT FUND        AND THE DEATH
 AGE                    FUND IS           FACTOR IS         MULTIPLIED BY THE         BENEFIT IS
                                                         ATTAINED AGE FACTOR IS
----------------------------------------------------------------------------------------------

       40             $ 25,000               3.64                   91,000            $250,000
       40             $ 75,000               3.64                  273,000            $273,000*
       40             $100,000               3.64                  364,000            $364,000*
----------------------------------------------------------------------------------------------

       60             $ 75,000               1.96                  147,000            $250,000
       60             $125,000               1.96                  245,000            $250,000
       60             $150,000               1.96                  294,000            $294,000*
----------------------------------------------------------------------------------------------

       80             $150,000               1.28                  192,000            $250,000
       80             $200,000               1.28                  256,000            $256,000*
       80             $225,000               1.28                  288,000            $288,000*
----------------------------------------------------------------------------------------------
*  Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
----------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 60, and the Contract Fund is $150,000, the death benefit will be $294,000, even though the original basic insurance amount was $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $1.96. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, it may in certain situations result in the loss of the death benefit guarantee.

HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY

Under a Type B (variable) Contract, while the Contract is inforce, the death benefit will never be less than the basic insurance amount, but will also vary, immediately after it is issued, with the investment results of the selected investment options. The death benefit may be further increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance. Thus, the death benefit will always be the greater of: (1) the basic insurance amount plus the Contract Fund before the deduction of any monthly charges due on that date; and (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies. For purposes of computing the death benefit, if the Contract Fund is less than zero we will consider it to be zero. A listing of attained age factors can be found on the data pages of your Contract. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type B (variable) Contract was issued when the insured was age 35.

                        TYPE B (VARIABLE) DEATH BENEFIT

                 IF                                             THEN
----------------------------------------------------------------------------------------------------

 THE INSURED IS    AND THE CONTRACT   THE ATTAINED AGE      THE CONTRACT FUND        AND THE DEATH
 AGE                    FUND IS           FACTOR IS         MULTIPLIED BY THE         BENEFIT IS
                                                         ATTAINED AGE FACTOR IS
-----------------------------------------------------------------------------------------------

       40              $ 25,000               3.64                   91,000            $275,000
       40              $ 75,000               3.64                  273,000            $325,000
       40              $100,000               3.64                  364,000            $364,000*
-----------------------------------------------------------------------------------------------

       60              $ 75,000               1.96                  147,000            $325,000
       60              $125,000               1.96                  245,000            $375,000
       60              $150,000               1.96                  294,000            $400,000
-----------------------------------------------------------------------------------------------

       80              $150,000               1.28                  192,000            $400,000
       80              $200,000               1.28                  256,000            $450,000
       80              $225,000               1.28                  288,000            $475,000
-----------------------------------------------------------------------------------------------
*  Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
----------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the Contract Fund is $100,000, the death benefit will be $364,000, even though the original basic insurance amount was $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.64. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, it may in certain situations result in the loss of the death benefit guarantee.

SURRENDER OF A CONTRACT

A Contract may be surrendered for its cash surrender value or for a fixed reduced paid-up insurance benefit while the insured is living. To surrender a Contract, we may require you to deliver or mail the Contract with a written request in a form that meets our needs, to a Home Office. The cash surrender value of a surrendered Contract will be determined as of the end of the valuation period in which such a request is received in the Home Office. Fixed reduced paid-up insurance provides paid-up insurance, the amount of which will be paid when the insured dies. There will be cash values and loan values. The loan interest rate for fixed reduced paid-up insurance is 5%. Upon surrender of the Contract, the amount of fixed reduced paid-up insurance depends upon the cash surrender value and the insured's issue age, sex, and the length of time since the Contract date. Surrender of a Contract may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

WITHDRAWALS

Under certain circumstances, you may withdraw a portion of the Contract's cash surrender value without surrendering the Contract. The withdrawal amount is limited by the requirement that the cash surrender value after the withdrawal may not be zero or less than zero after deducting the withdrawal charges. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. An amount withdrawn may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. Withdrawal of the cash surrender value may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

Whenever a withdrawal is made, the death benefit will immediately be reduced by at least the amount of the withdrawal. For a Type B (variable) Contract, this will not change the basic insurance amount. However, under a Type A (fixed) Contract, the resulting reduction in death benefit usually requires a reduction in the basic insurance amount. If the basic insurance amount is decreased to an amount less than the basic insurance amount at issue, a surrender charge may be deducted. See CHARGES AND EXPENSES, page 15. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount. It is important to note, however, that if the basic insurance amount is decreased at any time during the life of the Contract, there is a possibility that the Contract might be classified as a Modified Endowment Contract. See TAX

TREATMENT OF CONTRACT BENEFITS, page 26. Before making any withdrawal which causes a decrease in basic insurance amount, you should consult with your tax adviser and your Prudential representative.

When a withdrawal is made, the Contract Fund is reduced by the sum of the cash withdrawn and the withdrawal fee. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise.

Withdrawal of the cash surrender value increases the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default. Withdrawals may also affect whether a Contract is kept inforce under the Death Benefit Guarantee, since withdrawals decrease the accumulated net payments. See DEATH BENEFIT GUARANTEE, page 12.

INCREASES IN BASIC INSURANCE AMOUNT

Subject to the underwriting requirements determined by Prudential, on or after the first Contract anniversary, you may increase the amount of insurance by increasing the basic insurance amount of the Contract. The following conditions must be met: (1) you must ask for the change in a form that meets our needs; (2) the amount of the increase must be at least equal to the minimum increase in basic insurance amount shown under CONTRACT LIMITATIONS in the data pages of the Contract; (3) you must prove to us that the insured is insurable for any increase; (4) the Contract must not be in default; (5) we must not be paying premiums into the Contract as a result of the insured's total disability; and
(6) if we ask you to do so, you must send us the Contract to be endorsed.

If we approve the change, we will send you new Contract data pages showing the amount and effective date of the change and the recomputed charges, values and limitations. If the insured is not living on the effective date, the change will not take effect. No administrative processing charge is currently being made in connection with an increase in basic insurance amount. We reserve the right to make such a charge in an amount of up to $25.

For sales load purposes, the target premiums are calculated separately for the initial basic insurance amount and each increase in basic insurance amount. Each target premium piece also includes the premium for extra insurance charges associated to that piece of coverage. When premiums are paid, each payment is allocated among the initial basic insurance amount and each increase in basic insurance amount according to the target premiums. Currently, the sales load charge for each piece is equal to 4% of the allocated premium paid in each Contract year up to the target premium and 0% of allocated premiums paid in excess of the target premium. See the definition of Contract year for an increase in DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, page 1.

Each Contract owner who elects to increase the basic insurance amount of his or her Contract will receive a "free-look" right which will apply only to the increase in basic insurance amount, not the entire Contract. This right is comparable to the right afforded to a purchaser of a new Contract except that, any cost of insurance charge for the increase in the basic insurance amount will be returned to the Contract Fund instead of a refund of premium. See SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK", page 10. Generally, the "free-look" right would have to be exercised no later than 10 days after receipt of the Contract as increased.

An increase in basic insurance amount may impact the status of the Contract as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 26. Therefore, before increasing the basic insurance amount, you should consult with your tax adviser and your Prudential representative.

DECREASES IN BASIC INSURANCE AMOUNT

As explained earlier, you may make a withdrawal (see WITHDRAWALS, page 20). On or after the first Contract anniversary, you also have the option of decreasing the basic insurance amount of your Contract without withdrawing any cash surrender value. Contract owners who conclude that, because of changed circumstances, the amount of insurance is greater than needed will be able to decrease their amount of insurance protection, and the monthly deductions for the cost of insurance. The amount of the decrease must be at least equal to the minimum decrease in basic insurance amount shown under Contract Limitations in the data pages of your Contract. In addition, the basic insurance amount after the decrease must be at least equal to the minimum basic insurance amount shown under CONTRACT LIMITATIONS in the data pages of your Contract. If the basic insurance amount is decreased to an amount less than the basic insurance amount at issue, a surrender charge may be deducted. No administrative processing charge is currently being made in connection with a decrease in basic insurance amount. We reserve the right to make such a charge in an amount of up to $25. See CHARGES AND EXPENSES, page 15. If we ask you to, you must send us your Contract to be endorsed. The Contract will be amended to show the new basic insurance amount, charges, values in the appropriate tables, and the effective date of the decrease.

We may decline a reduction if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code. A decrease will not take effect if the insured is not living on the effective date.

It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a
Modified Endowment Contract.   See TAX TREATMENT OF CONTRACT BENEFITS, page 26.
Before requesting any decrease in basic insurance amount, you should consult with your tax adviser and your Prudential representative.

WHEN PROCEEDS ARE PAID

Prudential will generally pay any death benefit, cash surrender value, loan proceeds or withdrawal within seven days after all the documents required for such a payment are received at a Home Office. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Home Office. However, Prudential may delay payment of proceeds from the subaccount[s] and the variable portion of the death benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

With respect to the amount of any cash surrender value allocated to the fixed-rate option, Prudential expects to pay the cash surrender value promptly upon request. However, Prudential has the right to delay payment of such cash surrender value for up to six months. Prudential will pay interest of at least 3% a year if it delays such a payment for 10 days or more.

LIVING NEEDS BENEFIT

You may elect to add the LIVING NEEDS BENEFIT(SM) to your Contract at issue. There is no charge for adding the benefit to the Contract. However, an administrative charge (not to exceed $150) will be made at the time the LIVING NEEDS BENEFIT is paid.

The LIVING NEEDS BENEFIT allows you to elect to receive an accelerated payment of all or part of the Contract's death benefit, adjusted to reflect current value, at a time when certain special needs exist. The adjusted death benefit will always be less than the death benefit, but will generally be greater than the Contract's cash surrender value. The following options are available.

Terminal Illness Option. This option is available if the insured is diagnosed as terminally ill with a life expectancy of six months or less. When satisfactory evidence is provided, Prudential will provide an accelerated payment of the portion of the death benefit selected by you as a LIVING NEEDS BENEFIT. The benefit will be paid to you in a single sum.

Organ Transplant Option. This option is available if the insured is diagnosed as having a life expectancy of six months or less unless the insured receives a vital organ transplant. When satisfactory evidence is provided, Prudential will provide an accelerated payment of the portion of the death benefit selected by you as a LIVING NEEDS BENEFIT. The benefit will be paid to you in a single sum.

All or part of the Contract's death benefit may be accelerated under the LIVING NEEDS BENEFIT. If the benefit is only partially accelerated, a death benefit of at least $25,000 must remain under the Contract. Prudential reserves the right to determine the minimum amount that may be accelerated.

No benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit. Prudential can furnish details about the amount of LIVING NEEDS BENEFIT that is available to an eligible Contract owner, and the effect on the Contract if less than the entire death benefit is accelerated.

You should consider whether adding this settlement option is appropriate in your given situation. Adding the LIVING NEEDS BENEFIT to the Contract has no adverse consequences; however, electing to use it could. With the exception of certain business-related Contracts, the Health Insurance Portability and Accountability Act of 1996 excludes from income the LIVING NEEDS BENEFIT if the insured is terminally ill or chronically ill as defined in the tax law (although the exclusion in the latter case may be limited). You should consult a qualified tax adviser before electing to receive this benefit. Receipt of a LIVING NEEDS BENEFIT payment may also affect your eligibility for certain government benefits or entitlements.

ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS

The following four tables show how the death benefit and cash surrender values change with the investment experience of the Account. They are "hypothetical" because they are based, in part, upon several assumptions, each of which is described below. All four tables assume that a Contract with a basic insurance amount of $250,000 has been bought by a 35 year old male, non-smoker, with no extra risks or substandard ratings, and no extra benefit riders added to the Contract. It is assumed that the target premium amount (see PREMIUMS, page 11) is paid on each Contract anniversary and that no loans are taken. The first table (page T1) assumes that a Type A (fixed) Contract has been purchased and the second table (page T2) assumes that a Type B (variable) Contract has been purchased. Both assume that the current charges will continue for the indefinite future. The third and fourth tables (pages T3 and T4) are based upon the same assumptions except that it is assumed that the maximum contractual charges have been made from the beginning. See CHARGES AND EXPENSES, page 15.

Another assumption is that the Contract Fund has been invested in equal amounts in each of the 15 portfolios of the Funds and no portion of the Contract Fund has been allocated to the fixed-rate option. Finally, there are four assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform 0% gross rate of return, that is, that the average value of the Contract Fund will uniformly be adversely affected by very unfavorable investment performance. The other three assumptions are that investment performance will be at a uniform gross annual rate of 4%, 8% and 12%. These, of course, are unrealistic assumptions since actual returns will fluctuate from year to year. Nevertheless, these assumptions help show how the Contract values will change with investment experience.

The first column in the following tables shows the Contract year. The second column, to provide context, shows what the aggregate amount would be if the premiums had been invested in a savings account paying 4% compounded interest. Of course, if that were done, there would be no life insurance protection. The next four columns show the death benefit payable in each of the years shown for the four different assumed investment returns. Note that a gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of income and capital appreciation of the portfolios before any reduction is made for investment advisory fees or other Fund expenses. The net return reflects average total annual expenses of the 15 portfolios of 0.68%, and the daily deduction from the Contract Fund of 0.6% per year for the tables based on current charges and 0.9% per year for the tables based on maximum charges. Thus, assuming current charges, gross returns of 0%, 4%, 8% and 12% are the equivalent of net returns of -1.24%, 2.76%, 6.76% and 10.76%, respectively. Assuming maximum charges, gross returns of 0%, 4%, 8% and 12% are the equivalent of net returns of -1.54%, 2.46%, 6.46% and 10.46%, respectively. The death benefits and cash surrender values shown reflect the deduction of all expenses and charges both from the Funds and under the Contract.

Under the Type B (variable) Contract, the death benefit changes to reflect investment returns. While under the Type A (fixed) Contract, the death benefit increases only if the Contract Fund becomes large enough that an increase in the death benefit is necessary. The death benefit is increased so that the Contract will satisfy the Internal Revenue Code's definition of life insurance. See TYPE OF DEATH BENEFIT, page 10.

Following these illustrations are two pages (pages T5 and T6) showing internal rates of return (commonly referred to as IRRs) associated with the cash values and death benefits shown on the preceding four pages. IRRs are often employed by insurance companies to provide some indication of the rate of return that may be thought of as earned upon your "investment" in the Contract (the aggregate premiums paid) if the Contract were surrendered or if the insured was to die. The IRR on the death benefit is equivalent to an interest rate (without considering taxes) at which an amount equal to the premiums illustrated on the preceding pages could have been invested to arrive at the death benefit of the Contract. The IRR on the cash surrender value is equivalent to an interest rate (without considering taxes) at which an amount equal to the illustrated premiums could have been invested to arrive at the cash surrender value of the Contract. The IRRs on page T5 are based on the Contract values shown on pages T1 and T2. The IRRs on page T6 are based on the Contract values shown on pages T3 and T4.

If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. A comparison between two tables, each showing values for a 35 year old man, may be useful for a 35 year old man but would be inaccurate if made for insureds of other ages or sex. Your Prudential representative can provide you with a hypothetical illustration for your own age, sex, and rating class. You can obtain an illustration using premium amounts and payment patterns that you wish to follow. You may use assumed gross returns different than those shown in the tables, although currently they may not be higher than 12%.

                            VARIABLE UNIVERSAL LIFE
                         TYPE A (FIXED) DEATH BENEFIT
                            MALE NON-SMOKER AGE 35
                       $ 250,000 BASIC INSURANCE AMOUNT
                       $ 2,007.50 ANNUAL PREMIUM PAYMENT
                       USING CURRENT CONTRACTUAL CHARGES

                                           Death Benefit (1)                                Cash Surrender Value (1)
                       ------------------------------------------------------  -----------------------------------------------------
                              Assuming Hypothetical Gross (and Net)                  Assuming Hypothetical Gross (and Net)
           Premiums              Annual Investment Return of                              Annual Investment Return of
End of    Accumulated  ------------------------------------------------------  -----------------------------------------------------
Policy at 4% Interest     0% Gross       4% Gross      8% Gross     12% Gross    0% Gross      4% Gross     8% Gross      12% Gross
Year     Per Year      (-1.24% Net)   ( 2.76% Net)  ( 6.76% Net)  (10.76% Net) (-1.24% Net)  ( 2.76% Net) ( 6.76% Net)  (10.76% Net)
------ --------------  ------------- ------------- ------------- ------------- ------------  ------------ ------------  ------------
 1     $     2,088     $   250,000    $   250,000    $   250,000   $   250,000  $       103    $    161    $      220   $       279
 2     $     4,259     $   250,000    $   250,000    $   250,000   $   250,000  $     1,448    $  1,618    $    1,792   $     1,972
 3     $     6,517     $   250,000    $   250,000    $   250,000   $   250,000  $     2,772    $  3,109    $    3,465   $     3,841
 4     $     8,866     $   250,000    $   250,000    $   250,000   $   250,000  $     4,071    $  4,634    $    5,244   $     5,904
 5     $    11,308     $   250,000    $   250,000    $   250,000   $   250,000  $     5,345    $  6,191    $    7,133   $     8,180
 6     $    13,848     $   250,000    $   250,000    $   250,000   $   250,000  $     6,592    $  7,781    $    9,140   $    10,692
 7     $    16,490     $   250,000    $   250,000    $   250,000   $   250,000  $     8,065    $  9,656    $   11,525   $    13,716
 8     $    19,237     $   250,000    $   250,000    $   250,000   $   250,000  $     9,505    $ 11,560    $   14,038   $    17,025
 9     $    22,095     $   250,000    $   250,000    $   250,000   $   250,000  $    10,910    $ 13,488    $   16,684   $    20,643
10     $    25,066     $   250,000    $   250,000    $   250,000   $   250,000  $    12,276    $ 15,439    $   19,470   $    24,604
15     $    41,805     $   250,000    $   250,000    $   250,000   $   250,000  $    17,145    $ 24,162    $   34,467   $    49,628
20     $    62,171     $   250,000    $   250,000    $   250,000   $   250,000  $    21,325    $ 33,788    $   54,997   $    91,317
25     $    86,948     $   250,000    $   250,000    $   250,000   $   322,959  $    24,307    $ 43,984    $   82,976   $   160,676
30     $   117,094     $   250,000    $   250,000    $   250,000   $   479,220  $    24,104    $ 52,883    $  120,060   $   272,284
35     $   153,771     $   250,000    $   250,000    $   267,837   $   707,721  $    19,426    $ 59,258    $  170,597   $   450,778
40     $   198,394     $   250,000    $   250,000    $   334,107   $ 1,031,251  $     5,138    $ 58,475    $  236,955   $   731,384
45     $   252,685     $         0(2) $   250,000    $   417,984   $ 1,516,215  $         0(2) $ 42,531    $  321,526   $ 1,166,319
50     $   318,738     $         0    $         0(2) $   522,262   $ 2,236,837  $         0    $      0(2) $  428,083   $ 1,833,473
55     $   399,102     $         0    $         0    $   649,272   $ 3,295,188  $         0    $      0    $  559,717   $ 2,840,679
60     $   496,877     $         0    $         0    $   801,213   $ 4,831,881  $         0    $      0    $  721,814   $ 4,353,046
65     $   615,835     $         0    $         0    $   995,275   $ 7,148,494  $         0    $      0    $  947,881   $ 6,808,090

(1)  Assumes no Contract loan has been made.

(2)  Based on a gross return of 0%, the Contract would go into default in year
     42.
     Based on a gross return of 4%, the Contract would go into default in year
     50.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUDENTIAL OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                       T1

                            VARIABLE UNIVERSAL LIFE
                        TYPE B (VARIABLE) DEATH BENEFIT
                            MALE NON-SMOKER AGE 35
                       $ 250,000 BASIC INSURANCE AMOUNT
                       $ 2,007.50 ANNUAL PREMIUM PAYMENT
                       USING CURRENT CONTRACTUAL CHARGES

                                           Death Benefit (1)                                Cash Surrender Value (1)
                       ------------------------------------------------------  -----------------------------------------------------
                              Assuming Hypothetical Gross (and Net)                  Assuming Hypothetical Gross (and Net)
           Premiums              Annual Investment Return of                              Annual Investment Return of
End of    Accumulated  ------------------------------------------------------  -----------------------------------------------------
Policy at 4% Interest   0% Gross      4% Gross      8% Gross     12% Gross      0% Gross     4% Gross      8% Gross      12% Gross
Year       Per Year    (-1.24% Net)  ( 2.76% Net)  ( 6.76% Net) (10.76% Net)  (-1.24% Net) ( 2.76% Net)  ( 6.76% Net)   (10.76% Net)
------ --------------  ------------  ------------  ------------ ------------  -----------  ------------  ------------   -----------
 1     $     2,088     $   251,122    $  251,181    $  251,240    $   251,299   $     100    $      159    $      218    $       277
 2     $     4,259     $   252,464    $  252,633    $  252,807    $   252,986   $   1,442    $    1,611    $    1,785    $     1,964
 3     $     6,517     $   253,782    $  254,118    $  254,473    $   254,847   $   2,760    $    3,096    $    3,451    $     3,825
 4     $     8,866     $   255,074    $  255,634    $  256,241    $   256,898   $   4,052    $    4,612    $    5,219    $     5,876
 5     $    11,308     $   256,337    $  257,178    $  258,115    $   259,156   $   5,315    $    6,156    $    7,093    $     8,134
 6     $    13,848     $   257,572    $  258,753    $  260,103    $   261,644   $   6,550    $    7,731    $    9,081    $    10,622
 7     $    16,490     $   258,775    $  260,354    $  262,208    $   264,381   $   8,008    $    9,587    $   11,441    $    13,615
 8     $    19,237     $   259,943    $  261,978    $  264,434    $   267,392   $   9,432    $   11,467    $   13,923    $    16,881
 9     $    22,095     $   261,071    $  263,622    $  266,785    $   270,701   $  10,816    $   13,367    $   16,530    $    20,445
10     $    25,066     $   262,159    $  265,284    $  269,266    $   274,336   $  12,159    $   15,284    $   19,266    $    24,336
15     $    41,805     $   266,849    $  273,717    $  283,796    $   298,614   $  16,849    $   23,717    $   33,796    $    48,614
20     $    62,171     $   270,772    $  282,832    $  303,326    $   338,383   $  20,772    $   32,832    $   53,326    $    88,383
25     $    86,948     $   273,353    $  292,094    $  329,150    $   403,329   $  23,353    $   42,094    $   79,150    $   153,329
30     $   117,094     $   272,404    $  298,996    $  360,887    $   507,117   $  22,404    $   48,996    $  110,887    $   257,117
35     $   153,771     $   266,653    $  301,583    $  399,088    $   673,789   $  16,653    $   51,583    $  149,088    $   423,789
40     $   198,394     $   251,285    $  293,633    $  440,136    $   969,784   $   1,285    $   43,633    $  190,136    $   687,790
45     $   252,685     $         0(2) $  266,416    $  477,239    $ 1,426,734   $       0(2) $   16,416    $  227,239    $ 1,097,488
50     $   318,738     $         0    $        0(2) $  498,085    $ 2,105,652   $       0    $        0(2) $  248,085    $ 1,725,944
55     $   399,102     $         0    $        0    $  477,128    $ 3,102,704   $       0    $        0    $  227,128    $ 2,674,745
60     $   496,877     $         0    $        0    $  372,844    $ 4,550,365   $       0    $        0    $  122,844    $ 4,099,428
65     $   615,835     $         0    $        0    $        0(2) $ 6,732,708   $       0    $        0    $        0(2) $ 6,412,103

(1)  Assumes no Contract loan has been made.

(2)  Based on a gross return of 0%, the Contract would go into default in year
     41.
     Based on a gross return of 4%, the Contract would go into default in year
     47.
     Based on a gross return of 8%, the Contract would go into default in year
     64.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUDENTIAL OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                       T2

                            VARIABLE UNIVERSAL LIFE
                         TYPE A (FIXED) DEATH BENEFIT
                            MALE NON-SMOKER AGE 35
                       $ 250,000 BASIC INSURANCE AMOUNT
                       $ 2,007.50 ANNUAL PREMIUM PAYMENT
                       USING MAXIMUM CONTRACTUAL CHARGES

                                            Death Benefit (1)                               Cash Surrender Value (1)
                       ---------------------------------------------------  -------------------------------------------------------
                                 Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
           Premiums                  Annual Investment Return of                          Annual Investment Return of
End of    Accumulated  ---------------------------------------------------  -------------------------------------------------------
Policy at 4% Interest   0% Gross     4% Gross     8% Gross     12% Gross      0% Gross      4% Gross       8% Gross      12% Gross
Year       Per Year   (-1.54% Net) ( 2.46% Net) ( 6.46% Net)  (10.46% Net)  (-1.54% Net)  ( 2.46% Net)   ( 6.46% Net)   (10.46% Net)
------    ----------- ------------ ------------ ------------  ------------  ------------  ------------   ------------   ------------
 1        $   2,088   $  250,000    $  250,000    $  250,000    $   250,000  $       0    $         0    $        53    $       108
 2        $   4,259   $  250,000    $  250,000    $  250,000    $   250,000  $   1,056    $     1,207    $     1,364    $     1,525
 3        $   6,517   $  250,000    $  250,000    $  250,000    $   250,000  $   2,122    $     2,418    $     2,731    $     3,062
 4        $   8,866   $  250,000    $  250,000    $  250,000    $   250,000  $   3,142    $     3,628    $     4,156    $     4,730
 5        $  11,308   $  250,000    $  250,000    $  250,000    $   250,000  $   4,115    $     4,836    $     5,642    $     6,540
 6        $  13,848   $  250,000    $  250,000    $  250,000    $   250,000  $   5,034    $     6,035    $     7,184    $     8,501
 7        $  16,490   $  250,000    $  250,000    $  250,000    $   250,000  $   6,153    $     7,478    $     9,041    $    10,882
 8        $  19,237   $  250,000    $  250,000    $  250,000    $   250,000  $   7,216    $     8,907    $    10,959    $    13,445
 9        $  22,095   $  250,000    $  250,000    $  250,000    $   250,000  $   8,218    $    10,317    $    12,938    $    16,204
10        $  25,066   $  250,000    $  250,000    $  250,000    $   250,000  $   9,156    $    11,704    $    14,978    $    19,177
15        $  41,805   $  250,000    $  250,000    $  250,000    $   250,000  $  11,439    $    16,788    $    24,779    $    36,707
20        $  62,171   $  250,000    $  250,000    $  250,000    $   250,000  $  11,106    $    20,001    $    35,702    $    63,368
25        $  86,948   $  250,000    $  250,000    $  250,000    $   250,000  $   6,305    $    19,042    $    46,429    $   104,464
30        $ 117,094   $  250,000    $  250,000    $  250,000    $   298,484  $       0    $     9,780    $    54,305    $   169,593
35        $ 153,771   $  250,000    $  250,000    $  250,000    $   417,880  $       0    $         0    $    53,166    $   266,166
40        $ 198,394   $        0(2) $        0(2) $  250,000    $   570,258  $       0(2) $         0(2) $    28,298    $   404,438
45        $ 252,685   $        0    $        0    $        0(2) $   775,012  $       0    $         0    $         0(2) $   596,163
50        $ 318,738   $        0    $        0    $        0    $ 1,047,096  $       0    $         0    $         0    $   858,275
55        $ 399,102   $        0    $        0    $        0    $ 1,403,925  $       0    $         0    $         0    $ 1,210,280
60        $ 496,877   $        0    $        0    $        0    $ 1,883,587  $       0    $         0    $         0    $ 1,696,925
65        $ 615,835   $        0    $        0    $        0    $ 2,430,417  $       0    $         0    $         0    $ 2,314,683

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 0% the cash surrender value would go to zero in year 1 and in year 29 and later, but because the Target Premium is being paid, the Contract is kept inforce through the Limited Death Benefit Guarantee Period of 35 years. The Contract would go into default at the beginning of year 36. Based on a gross return of 4% the cash surrender value would go to zero in year 1 and in year 33 and later, but because the Target Premium is being paid, the Contract is kept inforce through the Limited Death Benefit Guarantee Period of 35 years. The Contract would go into default at the beginning of year 36. Based on a gross return of 8%, the Contract would go into default in year 43.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUDENTIAL OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                       T3

                            VARIABLE UNIVERSAL LIFE
                        TYPE B (VARIABLE) DEATH BENEFIT
                            MALE NON-SMOKER AGE 35
                       $ 250,000 BASIC INSURANCE AMOUNT
                       $ 2,007.50 ANNUAL PREMIUM PAYMENT
                       USING MAXIMUM CONTRACTUAL CHARGES

                                         Death Benefit (1)                              Cash Surrender Value (1)
                       -----------------------------------------------------   ----------------------------------------------------
                            Assuming Hypothetical Gross (and Net)                       Assuming Hypothetical Gross (and Net)
           Premiums              Annual Investment Return of                                Annual Investment Return of
End of    Accumulated  -----------------------------------------------------   ----------------------------------------------------
Policy at 4% Interest     0% Gross     4% Gross     8% Gross     12% Gross      0% Gross     4% Gross      8% Gross      12% Gross
Year       Per Year    (-1.54% Net)  ( 2.46% Net) ( 6.46% Net)  (10.46% Net)  (-1.54% Net) ( 2.46% Net)  ( 6.46% Net)   (10.46% Net)
------ --------------  ------------  ------------ ------------  ------------  ------------ ------------  ------------   ------------
 1     $     2,088     $   250,965    $  251,019    $  251,073    $  251,127    $       0    $        0    $      51    $     105
 2     $     4,259     $   252,071    $  252,222    $  252,378    $  252,539    $   1,049    $    1,200    $   1,356    $   1,517
 3     $     6,517     $   253,131    $  253,425    $  253,737    $  254,066    $   2,109    $    2,403    $   2,715    $   3,045
 4     $     8,866     $   254,142    $  254,625    $  255,150    $  255,720    $   3,120    $    3,603    $   4,128    $   4,698
 5     $    11,308     $   255,103    $  255,818    $  256,618    $  257,509    $   4,081    $    4,796    $   5,596    $   6,487
 6     $    13,848     $   256,007    $  256,999    $  258,137    $  259,441    $   4,985    $    5,977    $   7,115    $   8,419
 7     $    16,490     $   256,853    $  258,162    $  259,708    $  261,527    $   6,086    $    7,396    $   8,941    $  10,761
 8     $    19,237     $   257,638    $  259,307    $  261,331    $  263,782    $   7,127    $    8,796    $  10,820    $  13,271
 9     $    22,095     $   258,360    $  260,426    $  263,005    $  266,218    $   8,105    $   10,171    $  12,750    $  15,962
10     $    25,066     $   259,014    $  261,516    $  264,728    $  268,848    $   9,014    $   11,516    $  14,728    $  18,848
15     $    41,805     $   261,084    $  266,246    $  273,949    $  285,440    $  11,084    $   16,246    $  23,949    $  35,440
20     $    62,171     $   260,405    $  268,744    $  283,444    $  309,317    $  10,405    $   18,744    $  33,444    $  59,317
25     $    86,948     $   255,176    $  266,514    $  290,886    $  342,505    $   5,176    $   16,514    $  40,886    $  92,505
30     $   117,094     $   250,000    $  255,524    $  291,782    $  386,929    $       0    $    5,524    $  41,782    $ 136,929
35     $   153,771     $         0(2) $        0(2) $  277,178    $  442,655    $       0(2) $        0(2) $  27,178    $ 192,655
40     $   198,394     $         0    $        0    $        0(2) $  505,686    $       0    $        0    $       0(2) $ 255,686
45     $   252,685     $         0    $        0    $        0    $  561,998    $       0    $        0    $       0    $ 311,998
50     $   318,738     $         0    $        0    $        0    $  585,569    $       0    $        0    $       0    $ 335,569
55     $   399,102     $         0    $        0    $        0    $  521,201    $       0    $        0    $       0    $ 271,201
60     $   496,877     $         0    $        0    $        0    $  285,625    $       0    $        0    $       0    $  35,625
65     $         0     $         0    $        0    $        0    $        0(2) $       0    $        0    $       0    $       0(2)

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 0% the cash surrender value would go to zero in year 1 and in year 28 and later, but because the Target Premium is being paid, the Contract is kept inforce through the Limited Death Benefit Guarantee Period of 33 years. The Contract would go into default at the beginning of year 34. Based on a gross return of 4% the cash surrender value would go to zero in year 1 and in year 32 and later, but because the Target Premium is being paid, the Contract is kept inforce through the Limited Death Benefit Guarantee Period of 33 years. The Contract would go into default at the beginning of year 34. Based on a gross return of 8%, the Contract would go into default in year 39. Based on a gross return of 12%, the Contract would go into default in year 61.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUDENTIAL OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                       T4

                            VARIABLE UNIVERSAL LIFE
                            MALE NON-SMOKER AGE 35
                       $ 250,000 BASIC INSURANCE AMOUNT
                       $ 2,007.50 ANNUAL PREMIUM PAYMENT
                       USING CURRENT CONTRACTUAL CHARGES

FIXED INSURANCE AMOUNT

                Internal Rates of Return on Death (1)                       Internal Rates of Return on Surrender (1)
        --------------------------------------------------------  ----------------------------------------------------------
                Assuming Hypothetical Gross (and Net)                      Assuming Hypothetical Gross (and Net)
                    Annual Investment Return of                                  Annual Investment Return of
End of  -------------------------------------------------------   ----------------------------------------------------------
Policy     0% Gross      4% Gross      8% Gross     12% Gross       0% Gross       4% Gross      8% Gross       12% Gross
 Year    (-1.24% Net)  ( 2.76% Net)  ( 6.76% Net)  (10.76% Net)    (-1.24% Net)  ( 2.76% Net)  ( 6.76% Net)    (10.76% Net)
------  -------------  ------------  ------------  -------------  -------------  ------------  ------------    -------------
 5         135.66%        135.66%      135.66%        135.66%         -20.31%        -15.70%      -11.18%          -6.75%
10          44.34%         44.34%       44.34%         44.34%          -9.18%         -4.84%       -0.56%           3.67%
15          23.96%         23.96%       23.96%         23.96%          -7.44%         -2.81%        1.67%           6.02%
20          15.44%         15.44%       15.44%         15.44%          -6.51%         -1.67%        2.91%           7.31%
25          10.88%         10.88%       10.88%         12.46%          -6.17%         -1.03%        3.67%           8.09%
30           8.09%          8.09%        8.09%         11.38%          -6.83%         -0.85%        4.14%           8.53%
35           6.24%          6.24%        6.54%         10.70%          -9.06%         -0.97%        4.49%           8.80%
40           4.93%          4.93%        6.06%         10.19%         -28.09%         -1.62%        4.72%           8.96%
45                (2)       3.96%        5.73%          9.86%                (2)      -3.72%        4.84%           9.04%
50                               (2)     5.50%          9.62%                               (2)     4.91%           9.08%
55                                       5.33%          9.44%                                       4.93%           9.07%
60                                       5.17%          9.28%                                       4.92%           9.05%
65                                       5.07%          9.17%                                       4.97%           9.07%

(1)  Assumes no Contract loan has been made.
(2) Based on a gross return of 0% the Contract would go into default in policy year 42.
     Based on a gross return of 4% the Contract would go into default in policy year 50.

VARIABLE INSURANCE AMOUNT

                Internal Rates of Return on Death (1)                       Internal Rates of Return on Surrender (1)
        --------------------------------------------------------  ----------------------------------------------------------
                Assuming Hypothetical Gross (and Net)                      Assuming Hypothetical Gross (and Net)
                    Annual Investment Return of                                  Annual Investment Return of
End of  -------------------------------------------------------   ----------------------------------------------------------
Policy     0% Gross      4% Gross      8% Gross     12% Gross       0% Gross       4% Gross      8% Gross       12% Gross
 Year    (-1.24% Net)  ( 2.76% Net)  ( 6.76% Net)  (10.76% Net)    (-1.24% Net)  ( 2.76% Net)  ( 6.76% Net)    (10.76% Net)
------  -------------  ------------  ------------  -------------  -------------  ------------  ------------    -------------
 5           137.03%     137.21%        137.41%       137.63%       -20.49%           -15.87%     -11.36%         -6.93%
10            45.20%      45.41%         45.68%        46.02%        -9.37%            -5.03%      -0.75%          3.47%
15            24.66%      24.94%         25.33%        25.88%        -7.68%            -3.05%       1.43%          5.78%
20            16.06%      16.40%         16.95%        17.80%        -6.81%            -1.96%       2.63%          7.03%
25            11.43%      11.84%         12.57%        13.81%        -6.56%            -1.38%       3.34%          7.79%
30             8.54%       9.01%          9.97%        11.67%        -7.49%            -1.37%       3.69%          8.24%
35             6.52%       7.07%          8.28%        10.49%       -10.56%            -1.79%       3.85%          8.54%
40             4.95%       5.56%          7.10%         9.97%       -60.97%            -3.28%       3.83%          8.74%
45                  (2)    4.19%          6.18%         9.67%              (2)        -10.84%       3.62%          8.85%
50                              (2)       5.36%         9.46%                                (2)    3.20%          8.91%
55                                        4.49%         9.29%                                       2.36%          8.93%
60                                        3.26%         9.15%                                       0.06%          8.92%
65                                             (2)      9.05%                                            (2)       8.95%

(1)  Assumes no Contract loan has been made.
(2) Based on a gross return of 0% the Contract would go into default in policy year 41.
     Based on a gross return of 4% the Contract would go into default in policy year 47.
     Based on a gross return of 8% the Contract would go into default in policy year 64.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUDENTIAL OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                       T5

                            VARIABLE UNIVERSAL LIFE
                            MALE NON-SMOKER AGE 35
                       $ 250,000 BASIC INSURANCE AMOUNT
                       $ 2,007.50 ANNUAL PREMIUM PAYMENT
                       USING MAXIMUM CONTRACTUAL CHARGES


FIXED INSURANCE AMOUNT

                Internal Rates of Return on Death (1)                       Internal Rates of Return on Surrender (1)
        --------------------------------------------------------  ----------------------------------------------------------
                Assuming Hypothetical Gross (and Net)                      Assuming Hypothetical Gross (and Net)
                    Annual Investment Return of                                  Annual Investment Return of
End of  -------------------------------------------------------   ----------------------------------------------------------
Policy     0% Gross      4% Gross      8% Gross     12% Gross        0% Gross      4% Gross      8% Gross        12% Gross
Year     (-1.54% Net)  ( 2.46% Net)  ( 6.46% Net)  (10.46% Net)    (-1.54% Net)  ( 2.46% Net)  ( 6.46% Net)    (10.46% Net)
------  -------------  ------------  ------------  ------------   -------------  ------------  ------------    -------------
 5          135.66%      135.66%       135.66%        135.66%        -28.35%        -23.42%        -18.62%        -13.95%
10          44.34%       44.34%        44.34%          44.34%        -14.96%        -10.10%         -5.40%         -0.83%
15          23.96%       23.96%        23.96%          23.96%        -13.45%         -7.73%         -2.48%          2.44%
20          15.44%       15.44%        15.44%          15.44%        -14.78%         -7.24%         -1.13%          4.17%
25          10.88%       10.88%        10.88%          10.88%        -24.13%         -8.62%         -0.60%          5.26%
30                        8.09%         8.09%           9.00%                       -16.98%         -0.68%          6.04%
35                                      6.24%           8.48%                                       -1.61%          6.52%
40                 (2)         (2)      4.93%           8.06%                (2)            (2)     -6.13%          6.78%
45                                           (2)        7.75%                                             (2)       6.91%
50                                                      7.52%                                                       6.95%
55                                                      7.32%                                                       6.94%
60                                                      7.17%                                                       6.93%
65                                                      6.97%                                                       6.87%

(1)  Assumes no Contract loan has been made.
(2) Based on a gross return of 0% the Contract would go into default in policy year 36.
     Based on a gross return of 4% the Contract would go into default in policy year 36.
     Based on a gross return of 8% the Contract would go into default in policy year 43.

VARIABLE INSURANCE AMOUNT

                Internal Rates of Return on Death (1)                       Internal Rates of Return on Surrender (1)
        --------------------------------------------------------  ----------------------------------------------------------
                Assuming Hypothetical Gross (and Net)                      Assuming Hypothetical Gross (and Net)
                    Annual Investment Return of                                  Annual Investment Return of
End of  -------------------------------------------------------   ----------------------------------------------------------
Policy     0% Gross      4% Gross      8% Gross     12% Gross        0% Gross      4% Gross      8% Gross        12% Gross
Year     (-1.54% Net)  ( 2.46% Net)  ( 6.46% Net)  (10.46% Net)    (-1.54% Net)  ( 2.46% Net)  ( 6.46% Net)    (10.46% Net)
------  -------------  ------------  ------------  ------------   -------------  ------------  ------------    -------------
 5        136.77%         136.92%       137.09%     137.28%          -28.61%        -23.67%         -18.88%        -14.21%
10         44.98%          45.15%        45.37%      45.65%          -15.27%        -10.42%          -5.72%         -1.15%
15         24.43%          24.64%        24.95%      25.39%          -13.95%         -8.20%          -2.92%          2.01%
20         15.76%          16.00%        16.42%      17.10%          -15.73%         -7.99%          -1.77%          3.58%
25         11.01%          11.27%        11.82%      12.82%          -27.94%        -10.17%          -1.62%          4.43%
30                          8.20%          8.89%     10.32%                         -26.65%          -2.48%          4.88%
35               (2)             (2)       6.70%      8.73%                 (2)            (2)       -6.19%          5.06%
40                                              (2)   7.61%                                                (2)       5.02%
45                                                    6.71%                                                          4.74%
50                                                    5.84%                                                          4.16%
55                                                    4.74%                                                          2.89%
60                                                    2.56%                                                         -5.12%
65                                                         (2)                                                            (2)

(1)  Assumes no Contract loan has been made.
(2) Based on a gross return of 0% the Contract would go into default in policy year 34.
     Based on a gross return of 4% the Contract would go into default in policy year 34.
     Based on a gross return of 8% the Contract would go into default in policy year 39.
     Based on a gross return of 12% the Contract would go into default in policy year 61.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUDENTIAL OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                       T6

CONTRACT LOANS

You may borrow from Prudential an amount up to the current loan value of your Contract less any existing Contract debt using the Contract as the only security for the loan. The loan value at any time is equal to the sum of (1) 90% of the portion of the cash value attributable to the variable investment options, and
(2) the balance of the cash value. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value. The minimum loan amount you may borrow is $200.

Interest charged on a loan accrues daily. Interest is due on each Contract anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, it becomes part of the loan and we will charge interest on it, too. Except in the case of preferred loans, we charge interest at an effective annual rate of 5%.

A portion of any amount you borrow on or after the 10th Contract anniversary may be considered a preferred loan if the Contract has not been surrendered for fixed reduced paid-up insurance. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any). If the net premium amount is less than zero, we will, for purposes of this calculation, consider it to be zero. Only new loans borrowed after the 10th Contract anniversary may be considered preferred loans. Standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 4.5%.

The Contract debt is the amount of all outstanding loans plus any interest accrued but not yet due. If at any time the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges, the Contract will go into default. See LAPSE AND REINSTATEMENT, page 28. If the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges and you fail to keep the Contract inforce, the amount of unpaid Contract debt will be treated as a distribution which may be taxable. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

When a loan is made, an amount equal to the loan proceeds will be transferred out of the Account and/or the fixed-rate option, as applicable. Unless you ask us to take the loan amount from specific investment options and we agree, the reduction will be made in the same proportions as the value in each subaccount and the fixed-rate option bears to the total value of the Contract. While a loan is outstanding, the amount that was so transferred will continue to be treated as part of the Contract Fund. It will be credited with an effective annual rate of return of 4%. On each Monthly date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly date. The net cost of a standard loan is 1% and the net cost of a preferred loan is 1/2%.

A loan will not affect the Death Benefit Guarantee as long as Contract debt does not equal or exceed the Contract Fund, less any applicable surrender charges. Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

Any Contract debt will directly reduce a Contract's cash surrender value and will be subtracted from the death benefit to determine the amount payable. In addition, even if the loan is fully repaid, it may have an effect on future death benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay using the investment allocation for future premium payments as of the loan payment date, plus interest credits accrued on the loan since the last transaction date. If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options. We reserve the right to change the manner in which we allocate loan repayments.

SALE OF THE CONTRACT AND SALES COMMISSIONS

Pruco Securities Corporation ("Prusec"), an indirect wholly-owned subsidiary of Prudential, acts as the principal underwriter of the Contract. Prusec, organized in 1971 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than described below.

Generally, representatives will receive a commission of no more than: (1) 50% of the premiums received in the first year on premiums up to the target premium (see PREMIUMS, page 11); (2) 5% of premiums received in years two through 10 on premiums up to the target premium; and (3) 3% on premiums received in the first 10 years in excess of the target premium or received after 10 years. If the basic insurance amount is increased, representatives will generally receive a commission of no more than: (1) 25% of the premiums received up to the target premium for the increase received in the first year; (2) 5% of the premiums received up to the target premium for years two through 10; and (3) 3% on other premiums received for the increase. Moreover, trail commissions of up to 0.025% of the Contract Fund as of the end of each calendar quarter may be paid. Representatives with less than 4 years of service may receive compensation on a different basis. Representatives who meet certain productivity or persistency standards may be eligible for additional compensation.

TAX TREATMENT OF CONTRACT BENEFITS

Prudential urges each prospective purchaser to consult a qualified tax adviser. The following discussion is not intended as tax advice, and it is not a complete statement of what the effect of federal income taxes will be under all circumstances. Rather, it provides information about how Prudential believes the tax laws apply in the most commonly occurring circumstances. There is no guarantee, however, that the current federal income tax laws and regulations or interpretations will not change.

TREATMENT AS LIFE INSURANCE. The Contract will be treated as "life insurance," as long as it satisfies certain definitional tests set forth in Sections 7702 of the Internal Revenue Code (the "Code") and as long as the underlying investments for the Contract satisfy diversification requirements under Section 817(h) of the Code. (For further detail on diversification requirements, see the corresponding sections on Dividends, Distributions, and Taxes in the attached prospectuses for the Funds.)

Prudential believes that it has taken adequate steps to cause the Contract to be treated as life insurance for tax purposes. This means that: (1) except as noted below, the Contract owner should not be taxed on any part of the Contract Fund, including additions attributable to interest, dividends or appreciation until amounts are distributed under the Contract; and (2) the death benefit should be excludible from the gross income of the beneficiary under Section 101(a) of the Code.

However, Section 7702 of the Code which defines life insurance for tax purposes gives the Secretary of the Treasury authority to prescribe regulations to carry out the purposes of the Section. In this regard, proposed regulations governing mortality charges were issued in 1991 and proposed regulations relating to the definition of life insurance were issued in 1992. None of these proposed regulations has yet been finalized. Additional regulations under Section 7702 may also be promulgated in the future. Moreover, in connection with the issuance of temporary regulations under Section 817(h), the Treasury Department announced that such regulations do not provide guidance concerning the extent to which Contract owners may direct their investments to particular divisions of a separate account. Such guidance will be included in regulations or rulings under Section 817(d) relating to the definition of a variable contract.

Prudential intends to comply with final regulations or rulings issued under Sections 7702 and 817. Therefore, it reserves the right to make such changes as it deems necessary to assure that the Contract continues to qualify as life insurance for tax purposes. Any such changes will apply uniformly to affected Contract owners and will be made only after advance written notice to affected Contract owners.

PRE-DEATH DISTRIBUTIONS. The taxation of pre-death distributions depends on whether the Contract is classified as a Modified Endowment Contract. The following discussion first deals with distributions under Contracts not so classified, and then with Modified Endowment Contracts.

  1. A surrender or lapse of the Contract may have tax consequences. Upon surrender, the owner will not be taxed on the cash surrender value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior withdrawals. The amount of any unpaid Contract debt will, upon surrender or lapse, be added to the cash surrender value and treated, for this purpose, as if it had been received. The tax consequences of a surrender may differ if the proceeds are received under any income payment settlement option.

     A withdrawal generally is not taxable unless it exceeds total gross premiums paid to the date of withdrawal less the untaxed portion of any prior withdrawals. However, under certain limited circumstances, in the first 15 Contract years all or a portion of a withdrawal may be taxable if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid to date.

     Extra premiums for optional benefits and riders generally do not count in computing gross premiums paid, which in turn determines the extent to which a withdrawal might be taxed.

     Loans received under the Contract will ordinarily be treated as indebtedness of the owner and will not be considered to be distributions subject to tax. However, there is some risk the Internal Revenue Service might assert that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and Contract's crediting rate. Were the Internal Revenue Service to take this position, Prudential would take reasonable steps to avoid this result, including modifying the Contract's loan provisions.

  2. Some of the above rules are changed if the Contract is classified as a Modified Endowment Contract under Section 7702A of the Code. It is possible for this Contract to be classified as a Modified Endowment Contract under at least two circumstances: premiums in excess of the 7-pay premiums allowed under Section 7702A are paid or a decrease in the basic insurance amount is made (or a rider removed). Moreover, the addition of a rider or the increase in the basic insurance amount after the Contract date may have an impact on the Contract's status as a Modified Endowment Contract. Contract owners contemplating any of these steps, particularly a withdrawal that would reduce the basic insurance amount, should first consult a qualified tax adviser and their Prudential representative.

     If the Contract is classified as a Modified Endowment Contract, then pre-death distributions, including loans, assignment and pledges are includible in income to the extent that the Contract Fund prior to surrender charges exceeds the gross premiums paid for the Contract increased by the amount of any loans previously includible in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. These rules may also apply to pre-death distributions, including loans, made during the two year period prior to the Contract becoming a Modified Endowment Contract.

     In addition, pre-death distributions from such Contracts (including full surrenders) will be subject to a penalty of 10% of the amount includible in income unless the amount is distributed on or after age 59 1/2, on account of the taxpayer's disability or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by nonnatural persons such as corporations.

     Under certain circumstances, multiple Modified Endowment Contracts issued during any calendar year will be treated as a single contract for purposes of applying the above rules.

WITHHOLDING. If the Contract owner fails to elect that no taxes be withheld, or in certain other circumstances, the taxable portion of any amounts received under the Contract will be subject to withholding to meet federal income tax obligations. Prudential will provide the Contract owner with forms and instructions concerning the right to elect that no taxes be withheld from the taxable portion of any payment. All recipients may be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are insufficient. Contract owners who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Special withholding rules apply to payments to non-resident aliens.

DISTRIBUTION AT MATURITY.  This Contract matures when the insured attains age
100. When the Contract matures it is payable in full and some portion of the distribution may be taxable.

OTHER TAX CONSIDERATIONS. Transfer of the Contract to a new owner or assignment of the Contract may have gift, estate and/or income tax consequences depending on the circumstances. In the case of a transfer of the Contract for a valuable consideration, the death benefit may be subject to federal income taxes under
Section 101(a)(2) of the Code. In addition, a transfer of the Contract to or the designation of a beneficiary who is either 37 1/2 years younger than the Contract owner or a grandchild of the Contract owner may have Generation Skipping Transfer tax consequences under Section 2601 of the Code.

In certain circumstances, deductions for interest paid or accrued on Contract debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied under Sections 163 of the Code as personal interest or under Section 264 of the Code. Contract owners should consult a tax adviser regarding the application of these provisions to their circumstances.


Business-owned life insurance is subject to additional rules. Section 264(a)(1) of the Code generally precludes business Contract owners from deducting premium payments. Interest on Contract debt on a business-owned insurance contract is generally not tax-deductible. An exemption permits the deduction of interest on policy loans on contracts for up to 20 key persons. The interest deduction for Contract debt on such loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per insured key person. Under certain circumstances, the Code also imposes a corporate alternative minimum tax. This is an indirect tax upon additions to the Contract Fund or the receipt of death benefits under business-owned life insurance policies.

The individual situation of each Contract owner or beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if the owner or insured dies.

LAPSE AND REINSTATEMENT

Prudential will determine the value of the Contract Fund on each Monthly date. If the Contract Fund less any applicable surrender charges is zero or less, the Contract is in default unless it remains inforce under the Death Benefit Guarantee. See DEATH BENEFIT GUARANTEE, page 12. If the Contract debt ever grows to be equal to or more than the Contract Fund less any applicable surrender charges, the Contract will be in default. Should this happen, Prudential will send you a notice of default setting forth the payment which we estimate will keep the Contract inforce for three months from the date of default. This payment must be received at a Home Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. A Contract that lapses and ends without value with an outstanding Contract loan may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

A Contract that ended in default may be reinstated within 5 years after the date of default if the following conditions are met: (1) renewed evidence of insurability is provided on the insured; (2) submission of certain payments sufficient to bring the Contract up to date plus a premium that we estimate will cover all charges and deductions for the next three months; and (3) any Contract debt with interest to date must be restored (if the debt with interest would exceed the loan value of the reinstated Contract, the excess must be paid to us before reinstatement) or paid back. The reinstatement date will be the Monthly date that coincides with or next follows the date we approve your request. We will deduct all the required charges from your payment and the balance will be placed into your Contract Fund. If we approve the reinstatement, we will credit the Contract Fund with an amount equal to the surrender charge applicable as of the date of reinstatement.

LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS-

The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits under Contracts issued on males and females of the same age will generally differ. Employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

OTHER GENERAL CONTRACT PROVISIONS

ASSIGNMENT. This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without Prudential's consent. Prudential assumes no responsibility for the validity or sufficiency of any assignment. We will not be obligated to comply with any assignment unless we receive a copy at a Home Office.

BENEFICIARY. The Contract owner designates and names the beneficiary in the application. Thereafter, you may change the beneficiary, provided it is in accordance with the terms of the Contract. Should the insured die with no surviving beneficiary, the insured's estate will become the beneficiary.

INCONTESTABILITY. Prudential will not contest its liability under the Contract in accordance with its terms after the Contract has been inforce during the lifetime of the insured for two years from the Contract date or, with respect to any change in the Contract that requires Prudential's approval and could increase its liability, after the change has been in effect during the insured's lifetime for two years from the effective date of the change, assuming enough premium has been paid to cover the required charges.

MISSTATEMENT OF AGE OR SEX. If the insured's stated age or sex or both are incorrect in the Contract, Prudential will adjust the death benefit payable and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured's correct age and sex.

SETTLEMENT OPTIONS. The Contract grants to most owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum. Any Prudential representative authorized to sell this Contract can explain these options upon request.

SUICIDE EXCLUSION. Generally, if the insured dies by suicide within two years from the Contract date, the Contract will end and Prudential will return the premiums paid, less any Contract debt, and less any withdrawals. Generally, if the insured dies by suicide after two years from the issue date, but within two years of the effective date of an increase in the basic insurance amount, we will pay, as to the increase in amount, no more than the sum of the premiums paid on and after the effective date of an increase.

RIDERS

Contract owners may be able to obtain extra fixed benefits which may require an additional premium. These optional insurance benefits will be described in what is known as a "rider" to the Contract. Charges applicable to the riders will be deducted from the Contract Fund on each Monthly date.

One rider pays certain premiums into the Contract if the insured is totally disabled within the meaning of the provision. Others pay an additional amount if the insured dies within a stated number of years after issue; similar benefits may be available if the insured's spouse or child should die. The amounts of these benefits are fully guaranteed at issue; they do not depend on the performance of the Account, although they will no longer be available if the Contract lapses. Certain restrictions may apply; they are clearly described in the applicable rider.

Any Prudential representative authorized to sell the Contract can explain these extra benefits further. Samples of the provisions are available from Prudential upon written request.

PARTICIPATION IN DIVISIBLE SURPLUS

The Contract is eligible to be credited part of Prudential's divisible surplus attributable to the Contracts, as determined by Prudential's Board of Directors. That determination is made, with respect to the insurance Contracts issued by Prudential, every year. However, Prudential does not expect to credit any dividends upon these Contracts because favorable investment performance will be reflected in Contract values and because Prudential intends, if experience indicates that current charges will be greater than needed to cover expenses, to reduce those charges further so that there will be no source of distributable surplus attributable to these Contracts.

VOTING RIGHTS

As described earlier, all of the assets held in the subaccounts will be invested in shares of the corresponding portfolios of the Funds. Prudential is the legal owner of those shares and as such has the right to vote on any matter voted on at shareholders meetings of the Funds. However, Prudential will, as required by law, vote the shares of the Funds in accordance with voting instructions received from Contract owners at any regular and special shareholders meetings. A Fund may not hold annual shareholders meetings when not required to do so under the laws of the state of its incorporation or the Investment Company Act of 1940. Fund shares for which no timely instructions from Contract owners are received, and any shares attributable to general account investments of Prudential, will be voted in the same proportion as shares in the respective portfolios for which instructions are received. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Prudential to vote shares of the Funds in its own right, it may elect to do so.

Matters on which Contract owners may give voting instructions include the following: (1) election of the Board of Directors of the Series Fund; (2) ratification of the independent accountant of the Series Fund; (3) approval of the investment advisory agreement for a portfolio of the Series Fund corresponding to the Contract owner's selected subaccount[s]; (4) any change in the fundamental investment policy of a portfolio corresponding to the Contract owner's selected subaccount[s]; and (5) any other matter requiring a vote of the shareholders of the Series Fund. With respect to approval of the investment advisory agreement or any change in a portfolio's fundamental investment policy, Contract owners participating in such portfolios will vote separately on the matter, pursuant to the requirements of Rule 18f-2 under the Investment Company Act of 1940.

The number of Fund shares for which instructions may be given by a Contract owner is determined by dividing the portion of the value of the Contract derived from participation in a subaccount, by the value of one share in the corresponding portfolio of the applicable Fund. The number of votes for which each Contract owner may give Prudential instructions will be determined as of the record date chosen by the Board of Directors of the applicable Fund. Prudential will furnish Contract owners with proper forms and proxies to enable them to give these instructions. Prudential reserves the right to modify the manner in which the weight to be given voting instructions is calculated where such a change is necessary to comply with current federal regulations or interpretations of those regulations.

Prudential may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of a Fund's portfolios, or to approve or disapprove an investment advisory contract for a Fund. In addition, Prudential itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of a Fund's portfolios, provided that Prudential reasonably disapproves such changes in accordance with applicable federal regulations. If Prudential does disregard voting instructions, it will advise Contract owners of that action and its reasons for such action in the next annual or semi-annual report to Contract owners.

SUBSTITUTION OF FUND SHARES

Although Prudential believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Funds may become unsuitable for investment by Contract owners because of investment policy changes, tax law changes, or the unavailability of shares for investment. In that event, Prudential may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, may be required. Contract owners will be notified of such substitution.

REPORTS TO CONTRACT OWNERS

Once each year, Prudential will send you a statement that provides certain information pertinent to your own Contract. This statement will detail values and transactions made and specific Contract data that apply only to your particular Contract.

You will also be sent annual and semi-annual reports of the Funds showing the financial condition of the portfolios and the investments held in each portfolio.

STATE REGULATION

Prudential is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Prudential is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Prudential is required to file with New Jersey and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

EXPERTS

The financial statements included in this prospectus for the years ended December 31, 1997 and December 31, 1996 have been audited by
PricewaterhouseCoopers LLP, independent accountants. Prudential is relying on PricewaterhouseCoopers' reports, which are given on their authority as accounting and auditing experts.

PricewaterhouseCoopers LLP's principal business address is 1177 Avenue of the Americas, New York, New York 10036.

The financial statements included in this prospectus for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors. Prudential is relying on Deloitte & Touche LLP's reports, which are given on their authority as accounting and auditing experts. Deloitte & Touche LLP's principal business address is Two Hilton Court, Parsippany, New Jersey 07054-0319.

On March 12, 1996, Deloitte & Touche LLP was replaced as the independent accountants of Prudential. There have been no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of the accountant, would have caused them to make reference to the matter in their reports.

Actuarial matters included in this prospectus have been examined by Ching-Meei Chang, MAAA, FSA, Actuarial Director of Prudential, whose opinion is filed as an exhibit to the registration statement.

LITIGATION

On October 28, 1996, Prudential entered into a Stipulation of Settlement in a multidistrict proceeding involving allegations of various claims relating to Prudential's life insurance sales practices. (In re Prudential Insurance
                                               --------------------------
Company of America Sales Practices Litigation, D.N.J., MDL No. 1061, Master
---------------------------------------------
Docket No. 95-4704 (AMW)). On March 7, 1997, the United States District Court for the District of New Jersey approved the Stipulation of Settlement as fair, reasonable and adequate, and later issued a Final Order and Judgement in the consolidated class actions before the court, 962 F. Supp. 450 (March 17, 1997, as amended April 14, 1997). The Court's Final Order and Judgement approving the class Settlement was appealed to the United States Court of Appeals for the Third Circuit, which upheld the district court's approval of the Stipulation of Settlement on July 23, 1998. As of now no further appeal has been taken.



Pursuant to the Settlement, Prudential agreed to provide and has begun to implement an Alternative Dispute Resolution ("ADR") process for class members who believe they were misled concerning the sale or performance of their life insurance Contracts. As of December 31, 1997, based on a reasonable estimate of losses associated with ADR claims, management estimated the cost, before taxes, of remedying policyholder claims in the ADR process to be approximately $2.05 billion. While management believed these to be reasonable estimates based on information then available, further estimates are currently being developed in connection with the availability of more recent data. The ultimate amount of the total cost of remedied policyholder claims is dependent on complex and varying factors, including actual claims by eligible policyholders, the relief options chosen and the dollar value of those options. There are also additional elements of the ADR process which cannot be fully evaluated at this time (e.g., claims which may be successfully appealed) which could increase this estimate.

In addition, a number of actions have been filed against Prudential by policyholders who have excluded themselves from the Settlement; Prudential anticipates that additional suits may be filed by other policyholders.

Also, on July 9, 1996, a Multi-State Life Insurance Task Force comprised of insurance regulators from 29 states and the District of Columbia, released a report on Prudential's activities. As of February 24, 1997, Prudential had entered into consent orders or agreements with all 50 states and the District of Columbia to implement a remediation plan, whose terms closely parallel the Settlement approved in the MDL proceeding, and agreed to a series of payments allocated to all 50 states and the District of Columbia amounting to a total of approximately $65 million. These agreements are now being implemented through Prudential's implementation of the class Settlement.

Litigation is subject to many uncertainties, and given the complexity and scope of these suits, their outcome cannot be predicted. It is also not possible to predict the likely results of any regulatory inquiries or their effect on litigation which might be initiated in response to widespread media coverage of these matters.

Accordingly, management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of all pending litigation and regulatory inquiries. It is possible that the results of operations or the cash flow of Prudential, in particular quarterly or annual periods, could be materially affected by an ultimate unfavorable outcome of certain pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters referred to above should not have a material adverse effect on Prudential's financial position, after consideration of applicable reserves.

YEAR 2000 COMPLIANCE

Many computer systems are programmed to recognize only the last two digits in a date. As a result, any computer system that has date-sensitive programming may recognize a date using "00" as the year 1900 rather than the year 2000. This problem can affect non-information technology systems that include embedded technology, such as microprocessors included in "infrastructure" equipment used for telecommunications and other services as well as computer systems. If this anomaly is not corrected, the year "00" could cause systems to perform date comparisons and calculations incorrectly which could in turn affect the accuracy and compromise the integrity of business records. Business operations could be interrupted when companies are unable to process transactions, send invoices, or engage in similar normal business activities.

Prudential established a Company-wide Program Office (CPO) to develop and coordinate an operating framework for the Year 2000 compliance activities. Prudential's CPO structured the Year 2000 program into three major components:
Business Applications, Infrastructure and Business Partners. The CPO also established quality assurance procedures including a certification process to monitor and evaluate enterprise-wide progress of each component of Prudential's program for conversion and upgrading of systems for Year 2000 compliance.

BUSINESS APPLICATIONS

The scope of the Business Applications component includes a wide range of computer systems that directly support Prudential's business operations and accounting systems. The entire application portfolio was analyzed in 1996 to determine appropriate Year 2000 readiness strategies (i.e., renovate, replace or retire). Rigorous testing standards have been employed for all applications that will not be retired, including those that are newly developed or purchased. Application replacement and renovation projects follow a similar path toward Year 2000 compliance. The key project phases include Year 2000 analysis and design, programming activities, testing, and implementation. Replacement projects are also tracked until the existing applications are removed from production. Business application projects are grouped by applications undergoing renovations, replacements or retirements. At September 30, 1998, the percentage of business applications (based on application count) in the implementation phase for Year 2000 compliance for renovation, replacement and retirement are 91%, 62% and 87%,respectively. The interim target date for completing renovations and retirements is December 1998, with an overall completion date for Business Applications of June 1999.

INFRASTRUCTURE

The scope of Prudential's Year 2000 Infrastructure initiatives include mainframe computer system hardware and operating system software, mid-range systems and servers, telecommunications equipment, buildings and facilities systems, personal computers, and vendor hardware and software.

Although there are minor differences among these various components, the approach to Year 2000 readiness for Infrastructure generally involves phases identified as inventory, assessment, remediation activities (e.g., upgrading
hardware or software), testing and implementation.   The interim target date for
completion of infrastructure initiatives is December 1998 with an overall completion date for Infrastructure of June 1999.

BUSINESS PARTNERS

Prudential's approach to business partner readiness includes classification of each partner's status as "critical" or "less critical" and the development of contingency plans to address the potential that a business partner could experience a Year 2000 failure. Project phases include inventory, risk assessment, and contingency planning activities. The interim target date for highly critical business partner readiness is December 1998 with an overall completion date for business partner readiness of June 1999.

THE COST OF YEAR 2000 READINESS

Prudential is funding the Year 2000 program from operating cash flows. The expenses of Prudential's Year 2000 compliance are allocated across its various businesses, including those businesses not engaged in providing services to Contract owners. The Year 2000 costs incurred to date are not material to Prudential's operations and financial condition and are not expected to have a material impact on its ability to meet its contractual commitments.

YEAR 2000 RISKS AND CONTINGENCY PLANNING

The major portion of the Prudential's transactions are of such volume that they can only be effectively processed through the use of automated systems. Therefore, substantially all of Prudential's contingency plans include the ultimate resolution of any causative technology failures that may be encountered.

Prudential believes that the Business Application, Infrastructure and Business Partners components of the Year 2000 project are substantially on schedule. While management expects that a small number of the projects slated for completion as of the end of 1998 will not meet this target date, it is anticipated that these projects will be completed mid-1999 so that these delays, if experienced, would not have a significant impact on the timing of the project as a whole. During the course of the Year 2000 program, some discretionary technology projects have been delayed in favor of the completion of Year 2000 projects. However, this impact has been minimized by Prudential's strategic decision to outsource most of the Year 2000 renovation work.

While Prudential and its subsidiaries believe that they are well positioned to mitigate its Year 2000 issue, this issue, by its nature contains inherent uncertainties, including the uncertainty of Year 2000 readiness of third parties. Consequently, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material adverse effect on
the Company's results of operations, liquidity or financial condition.   In the
worst case, it is possible that any technology failure, including an internal or external Year 2000 failure, could have a material impact on the Company's results of operations, liquidity, or financial position.

Prudential is enhancing existing business contingency plans to mitigate Year 2000 risk. Current contingency plans include planned responses to the failure of specific business applications or infrastructure components. These responses are being reviewed and expected to be finalized by June 1999 to ensure that they are workable under the special conditions of a Year 2000 failure. The plans are also being updated to reduce the level of uncertainty about the Year 2000 problem including readiness of Prudential's Business Partners.


The discussion of the Year 2000 Issue herein, and in particular Prudential's plans to remediate this issue and the estimated costs thereof, are forward-looking in nature.

ADDITIONAL INFORMATION

Prudential has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

Further information may also be obtained from Prudential. Its address and telephone number are set forth on the inside front cover of this prospectus.

FINANCIAL STATEMENTS

The financial statements of the Account should be distinguished from the consolidated financial statements of Prudential and subsidiaries, which should be considered only as bearing upon the ability of Prudential to meet its obligations under the Contracts.

The financial statements of Prudential that we show in this prospectus are those
as of the end of the most recent fiscal year.   Prudential does not currently
prepare financial statements in accordance with generally accepted accounting principals more often than annually and believes that any incremental benefit to prospective Contract owners that may result from the inclusion of interim financial statements, though unaudited, does not justify the additional cost that would be incurred. In addition, Prudential represents that there have been no material adverse changes in the financial condition of Prudential between the end of the most current fiscal year and the date of this prospectus.

SUBSEQUENT EVENTS


On December 10, 1998, the Company announced that it had entered into definitive agreements for Aetna to acquire, subject to regulatory approval and certain other conditions, Prudential's healthcare business for $1 billion. The transaction is expected to be completed in the second quarter of 1999. Included in this transaction are the Prudentail HealthCare Health Maintenance Organization (HMO), Point of Service (POS), Preferred Provider Organization
(PPO), and idemnity health lines as well as its dental business.

                      DIRECTORS AND OFFICERS OF PRUDENTIAL

                            DIRECTORS OF PRUDENTIAL

FRANKLIN E. AGNEW -- Director since 1994 (current term expires April, 2000). Member, Committee on Dividends; Member, Finance Committee; Member Corporate Governance Committee. Business consultant since 1987. Senior Vice President, H.J. Heinz from 1971 to 1986. Mr. Agnew is also a director of Bausch & Lomb, Inc. John Wiley & Sons, Inc. and Erie Plastics Corporation. Age 63. Address: 600 Grant Street, Suite 660, Pittsburgh, PA 15219.

FREDERICK K. BECKER -- Director since 1994 (current term expires April, 1999). Member, Auditing Committee, Member, Committee on Business Ethics; Member, Corporate Governance Committee. President, Wilentz Goldman and Spitzer, P.A. (law firm) since 1989, with firm since 1960. Age 62. Address: 90 Woodbridge Center Drive, Woodbridge, NJ 07095.

GILBERT F. CASELLAS -- Director since 1998 (current term expires April, 2002). Partner, McConnell Valdes, LLP since 1998. Chairman, U.S. Equal Employment Opportunity Commission from 1994 to 1998. General Counsel, Department of Air Force from 1993 to 1994. Mr. Casellas is also a director of the American Arbitration Association and the Puerto Rican Legal Defense & Education Fund. Age 46. Address: 1717 Pennsylvania Avenue, NW, Suite 625, Washington, DC 20006.

JAMES G. CULLEN -- Director since 1994 (current term expires April, 2001). Member, Compensation Committee; Member, Committee on Business Ethics. President & Chief Executive Officer, Telecom Group, Bell Atlantic Corporation, since 1997. Vice Chairman, Bell Atlantic Corporation from 1995 to 1997. President, Bell Atlantic Corporation from 1993 to 1995. Mr. Cullen is also a director of Bell Atlantic Corporation and Johnson & Johnson. Age 55. Address: 1310 North Court House Road, 11th Floor, Alexandria, VA 22201.

CAROLYNE K. DAVIS -- Director since 1989 (current term expires April, 2001). Member, Finance Committee; Member Committee on Business Ethics; Member, Compensation Committee. Independent Health Care Advisor. National and International Health Care Advisor, Ernst & Young, LLP from 1985 to 1997. Dr. Davis is also a director of Beckman Instruments, Inc., Merck & Co., Inc., Science Applications International Corporation, Minimed Incorporated, and Beverley Enterprises. Age 65. Address: 751 Broad Street, 23rd Floor, Newark, NJ 07102.

ROGER A. ENRICO -- Director since 1994 (current term expires April, 2002). Member, Committees on Nominations & Corporate Governance; Member, Compensation Committee. Chairman and Chief Executive Officer, PepsiCo, Inc. since 1996. Originally with PepsiCo, Inc. since 1971. Mr. Enrico is also a director of A.M. Belo Corporation and Dayton Hudson Corporation. Age 53. Address: 700 Anderson Hill Road, Purchase, NY 10577.

ALLAN D. GILMOUR -- Director since 1995 (current term expires April, 1999). Member, Finance Committee; Member, Committee on Dividends. Retired since 1995. Vice Chairman, Ford Motor Company, from 1993 to 1995. Mr. Gilmour originally joined Ford in 1960. Mr. Gilmour is also a director of A.P. Automotive Systems, Inc., Whirlpool Corporation, USWest, Inc., The Dow Chemical Company and DTE Energy Company. Age 63. Address: 751 Broad Street, 23rd Floor, Newark, NJ 07102.

WILLIAM H. GRAY, III -- Director since 1991 (current term expires April, 2000). Member, Executive Committee; Member, Finance Committee; Chairman, Committees on Nominations & Corporate Governance. President and Chief Executive Officer, The College Fund/UNCF since 1991. Mr. Gray served in Congress from 1979 to 1991. Mr. Gray is also a director of Chase Manhattan Corporation, Municipal Bond Investors Assurance Corporation, Rockwell International Corporation, Union Pacific Corporation, Warner-Lambert Company, Westinghouse Electric Corporation, and Electronic Data Systems. Age 56. Address: 8260 Willow Oaks Corp. Drive, Fairfax, VA 22031-4511.

JON F. HANSON -- Director since 1991 (current term expires April, 2003). Member, Finance Committee; Member, Committee on Dividends. Chairman, Hampshire Management Company since 1976. Mr. Hanson is also a director of United Water Resources, Orange & Rockland Utilities, Inc., Consolidated Delivery and Logistics, and Fleet Trust and Investments Services Company, N.A. Age 61.
Address: 235 Moore Street, Suite 200, Hackensack, NJ 07601.

GLEN H. HINER, JR. -- Director since 1997. (current term expires April, 2001). Member, Compensation Committee. Chairman and Chief Executive Officer, Owens Corning since 1991. Senior Vice President and Group Executive, Plastics Group, General Electric Company from 1983 to 1991. Mr. Hiner is also a director of Dana Corporation. Age 64. Address: One Owens Corning Parkway, Toledo, OH 43659.

CONSTANCE J. HORNER -- Director since 1994 (current term expires April, 2002). Member, Auditing Committee; Member, Committees on Nominations & Corporate Governance. Guest Scholar, The Brookings Institution since 1993. Ms. Horner is also a director of Foster Wheeler Corporation, Ingersoll-Rand Company, and Pfizer, Inc. Age 55. Address: 1775 Massachusetts Ave., N.W. Washington, D.C. 20036-2188.

GAYNOR N. KELLEY -- Director since 1997 (current term expires April, 2001). Member, Auditing Committee. Retired since 1996. Former Chairman and Chief Executive Officer, The Perkins Elmer Corporation from 1990 to 1996. Mr. Kelley is also a director of Hercules Incorporated, and Alliant Techsystems. Age 66.
Address: 751 Broad Street, 23rd Floor, Newark, NJ 07102-3777.

BURTON G. MALKIEL -- Director since 1978 (current term expires April, 2002). Chairman, Finance Committee; Member, Executive Committee; Member, Committee on Dividends. Professor of Economics, Princeton University, since 1988. Dr. Malkiel is also a director of Banco Bilbao Vizcaya, Baker Fentress & Company, The Jeffrey Company, The Southern New England Telecommunications Company, and Vanguard Group, Inc. Age 65. Address: Princeton University, 110 Fisher Hall, Prospect Avenue, Princeton, NJ 08544-1021.

ARTHUR F. RYAN -- Chairman of the Board, President and Chief Executive Officer of Prudential since 1994. President and Chief Operating Officer, Chase Manhattan Corp. from 1990 to 1994, with Chase since 1972. Age 55. Address: 751 Broad Street, Newark, NJ 07102.

IDA F.S. SCHMERTZ -- Director since 1997 (current term expires April, 2004). Member, Finance Committee. Principal, Investment Strategies International since 1994. Age 63. Address: 751 Broad Street, 23rd Floor, Newark, NJ 07102.

CHARLES R. SITTER -- Director since 1995 (current term expires April, 1999). Member, Finance Committee; Member, Committee on Dividends. Retired since 1996. President, Exxon Corporation from 1993 to 1996. Mr. Sitter began his career with Exxon in 1957. Age 67. Address: 5959 Las Colinas Boulevard, Irving, TX 75039-2298.

DONALD L. STAHELI -- Director since 1995 (current term expires April, 1999). Member, Compensation Committee; Member, Auditing Committee. Retired since 1997. Chairman and Chief Executive Officer, Continental Grain Company from 1994 to 1997. President and Chief Executive Officer, Continental Grain Company from 1988 to 1994. Mr. Staheli is also director of Bankers Trust Company, Bankers Trust New York Corporation, and Fresenius AG-Conti Financial Corporation. Age 66.
Address: 39 Locust Street, Suite 204, New Canaan, CT 06840.

RICHARD M. THOMSON -- Director since 1976 (current term expires April, 2000). Chairman, Executive Committee; Chairman, Compensation Committee; Member, Committee on Nominations & Corporate Governance. Chairman of the Board, The Toronto-Dominion Bank since 1997. Chairman and Chief Executive Officer from 1978 to 1997. Mr. Thomson is also a director of CGC, Inc., INCO, Limited, S.C. Johnson & Son, Inc., The Thomson Corporation, and Canadian Occidental Petroleum, Ltd. Age 64. Address: P.O. Box 1, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A2, Canada.

JAMES A. UNRUH -- Director since 1996 (current term expires April, 2000). Member, Compensation Committee. Retired since 1997. Chairman and Chief Executive Officer, Unisys Corporation, from 1990 to 1997. Mr. Unruh is also a director of Ameritech Corporation. Age 55. Address: Two Bala Plaza, Suite 300, Bala Cynwyd, PA 19004.

P. ROY VAGELOS, M.D. -- Director since 1989 (current term expires April, 2001). Chairman, Auditing Committee; Member, Executive Committee; Member, Committees on Nominations & Corporate Governance. Chairman, Regeneron Pharmaceuticals since 1995. Chairman and Chief Executive Officer, Merck & Co., Inc. from 1986 to 1994. Dr. Vagelos is also a director of The Estee Lauder Companies, Inc., PepsiCo., Inc., and Regeneron Pharmaceuticals, Inc. Age 68. Address: One Crossroads Drive, Building A, 3rd Floor, Bedminster, NJ 07921.

STANLEY C. VAN NESS -- Director since 1990 (current term expires April, 2002). Chairman, Committee on Business Ethics; Member, Executive Committee; Member, Auditing Committee. Counselor at Law, Picco Herbert Kennedy (law firm) from 1990. Mr. Van Ness is also a director of Jersey Central Power & Light Company. Age 63. Address: 22 Chambers Street, Princeton, NJ 08542.

PAUL A. VOLCKER -- Director since 1988 (current term expires April, 2000). Chairman, Committee on Dividends; Member, Executive Committee; Member, Committee on Nominations & Corporate Governance. Consultant since 1996. Chairman, James D. Wolfensohn, Inc. from 1988 to 1996. Chief Executive Officer, James D. Wolfensohn, Inc. from 1995 to 1996. Mr. Volcker is also a public member of the Board of Governors of the American Stock Exchange, a member of the Board of Overseers of TIAA-CREF, and a director of Nestle, S.A., UAL Corporation, and Bankers Trust New York Corporation. Age 70, Address: 610 Fifth Avenue, Suite 420, New York, NY 10020.

JOSEPH H. WILLIAMS -- Director since 1994 (current term expires April, 2002). Member, Committee on Dividends; Member, Auditing Committee. Director, The Williams Companies since 1971. Chairman & Chief Executive Officer, The Williams Companies from 1979 to 1993. Mr. Williams is also a director of Flint Industries, The Orvis Company, and MTC Investors, LLC. Age 64. Address: One Williams Center, Tulsa, OK 74172.

                       PRINCIPAL OFFICERS OF PRUDENTIAL

ARTHUR F. RYAN -- Chairman, President and Chief Executive Officer since 1994; prior to 1994, President and Chief Operating Officer, Chase Manhattan Corporation, New York, NY. Age 55.

E. MICHAEL CAULFIELD -- Chief Executive Officer, Prudential Investments since 1996; Chief Executive Officer, Money Management Group from 1995 to 1996; prior to 1995, President, Prudential Preferred Financial Services. Age 51.

MICHELE S. DARLING -- Executive Vice President Human Resources since 1997; prior to 1997, Executive Vice President, Canadian Imperial Bank of Commerce, Toronto, Canada. Age 44.

ROBERT C. GOLDEN -- Executive Vice President Corporate Operations and Systems since 1997; prior to 1997, Executive Vice President, Prudential Securities, New York, NY. Age 51.

MARK B. GRIER -- Executive Vice President, Financial Management since 1997; Chief Financial Officer from 1995 to 1997; prior to 1995, Executive Vice President, Chase Manhattan Corporation, New York, NY. Age 44.

RODGER A. LAWSON -- Executive Vice President, Marketing and Planning since 1996; President and CEO, Van Eck Global, New York, NY, from 1994 to 1996; prior to 1994, President and CEO, Global Private Banking, Bankers Trust Company, New York, NY. Age 50.

JOHN V. SCICUTELLA -- Chief Executive Officer, Individual Insurance Group since 1997; Executive Vice President Operations and Systems from 1995 to 1997; prior to 1995, Executive Vice President, Chase Manhattan Corporation. Age 48.

JOHN R. STRANGFELD -- Chief Executive Officer, Private Asset Management Group
(PAMG) since 1998; President, PAMG, from 1996 to 1998; prior to 1996, Senior Managing Director. Age 44.

JAMES J. AVERY, JR. -- Senior Vice President & Chief Actuary since 1997; President Prudential Select from 1995 to 1997; prior to 1995, Chief Financial Officer, Prudential Select. Age 46.

MARTIN A. BERKOWITZ -- Senior Vice President and Comptroller since 1995; prior to 1995, Senior Vice President and CFO, Prudential Investment Corporation. Age 48.

WILLIAM M. BETHKE -- Chief Investment Officer since 1997; prior to 1997, Senior Vice President. Age 50.

RICHARD J. CARBONE -- Senior Vice President and Chief Financial Officer since 1997. Controller, Salomon Brothers, New York, NY, from 1995 to 1997; prior to 1995, Controller, Bankers Trust, New York, NY. Age 50.

LEO J. CORBETT -- Senior Vice President, Individual Insurance Marketing since 1997; prior to 1997, Managing Director, Lehman Brothers, New York, NY. Age 49.

THOMAS W. CRAWFORD -- President and Chief Executive Officer, Prudential Property and Casualty Company since 1996; prior to 1996, President and Chief Executive Officer, Southern Heritage Insurance Company, Tucker, GA. Age 55.

MARK R. FETTING -- President, Prudential Retirement Services since 1996; prior to 1996, President, Prudential Defined Contribution Services. Age 43.

WILLIAM D. FRIEL -- Senior Vice President and Chief Information Officer since 1993. Age 59.

JONATHAN M. GREENE -- President, Investment Management, Prudential Investments since 1996; prior to 1996, Vice President, T. Rowe Price, Baltimore, MD. Age 54.

JEAN D. HAMILTON -- President, Diversified Group since 1995; prior to 1995, President, Prudential Capital Group. Age 51.

RONALD P. JOELSON -- Senior Vice President, Guaranteed Products since 1997; President, Prudential Investments Guaranteed Products from 1996 to 1998; prior to 1996, Managing Director, Enterprise Planning Unit. Age 40.

IRA J. KLEINMAN -- Executive Vice President, International Insurance Group, since 1997; prior to 1997, Senior Vice President. Age 51.

NEIL A. MCGUINNESS -- Senior Vice President, Marketing, Prudential Investments, since 1996; prior to 1996, Managing Director, Putnam Investments, Boston, MA. Age 51.

PRISCILLA A. MYERS -- Senior Vice President, Audit, Compliance and Investigation since 1995. Vice President and Auditor from 1989 to 1995. Age 48.

RICHARD O. PAINTER -- President, Prudential Insurance & Financial Services since 1995; prior to 1995, Senior Vice President, New York Life, New York, NY. Age 50.

I. EDWARD PRICE -- Senior Vice President and Actuary since 1995; prior to 1995, Chief Executive Officer, Prudential International Insurance. Age 55.

KIYOFUMI SAKAGUCHI -- President, International Insurance Group since 1995; prior to 1995, Chairman and CEO, The Prudential Life Insurance Co., Ltd., Japan. Age 55.

BRIAN M. STORMS -- President, Mutual Funds and Annuities, Prudential Investments since 1996; prior to 1996, Managing Director, Fidelity Investments, Boston. Age 43.

ROBERT J. SULLIVAN -- Senior Vice President, Sales, Prudential Investments since 1997; prior to 1997, Managing Director, Fidelity Investments, Boston. Age 59.

SUSAN J. BLOUNT -- Vice President and Secretary since 1995; prior to 1995, Assistant General Counsel. Age 40.

C. EDWARD CHAPLIN -- Vice President and Treasurer since 1995; prior to 1995, Managing Director and Assistant Treasurer. Age 41.

Prudential officers are elected annually.


                                                       FINANCIAL STATEMENTS OF
                                             THE VARIABLE UNIVERSAL LIFE SUBACCOUNTS OF
                                             THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT




STATEMENTS OF NET ASSETS (unaudited)
September 30, 1998



                                                                                    SUBACCOUNTS
                                                   ------------------------------------------------------------------------------
                                                      MONEY        DIVERSIFIED                       FLEXIBLE        CONSERVATIVE
                                                      MARKET          BOND           EQUITY           MANAGED          BALANCED
                                                   ------------   ------------   --------------   --------------   --------------
ASSETS
   Investment in shares of The Prudential Series
    Fund, Inc.
     Portfolios at net asset value [Note 3] ....   $112,823,063   $143,315,665   $1,334,111,408   $1,339,309,586   $1,059,852,464
   Receivable from The Prudential Insurance
     Company of America [Note 2] ...............              0         33,566                0                0                0
                                                   ------------   ------------   --------------   --------------   --------------
       Net Assets ..............................   $112,823,063   $143,349,231   $1,334,111,408   $1,339,309,586   $1,059,852,464
                                                   ============   ============   ==============   ==============   ==============

NET ASSETS, representing
   Equity of Contract Owners ...................   $110,427,555   $143,349,231   $1,334,096,825   $1,338,321,016   $1,059,568,014
   Equity of The Prudential Insurance
     Company of America ........................      2,395,508              0           14,583          988,570          284,450
                                                   ------------   ------------   --------------   --------------   --------------
                                                   $112,823,063   $143,349,231   $1,334,111,408   $1,339,309,586   $1,059,852,464
                                                   ============   ============   ==============   ==============   ==============


STATEMENTS OF OPERATIONS (UNAUDITED)
For the nine months ended September 30, 1998


                                                                                    SUBACCOUNTS
                                                      --------------------------------------------------------------------------
                                                        MONEY       DIVERSIFIED                      FLEXIBLE       CONSERVATIVE
                                                        MARKET         BOND          EQUITY           MANAGED         BALANCED
                                                      ----------    ----------    ------------     ------------     -----------
INVESTMENT INCOME
   Dividend distributions received ...............    $3,830,788    $4,247,636    $ 14,556,874     $ 22,380,896     $23,036,009
EXPENSES
   Charges to Contract owners for assuming
    mortality risk and expense risk
    [Note 5A] ....................................       501,813       712,166       7,949,905        7,516,943       5,880,951
                                                      ----------    ----------    ------------     ------------     -----------
NET EXPENSES .....................................       501,813       712,166       7,949,905        7,516,943       5,880,951
                                                      ----------    ----------    ------------     ------------     -----------
NET INVESTMENT INCOME (LOSS) .....................     3,328,975     3,535,470       6,606,969       14,863,953      17,155,058
                                                      ----------    ----------    ------------     ------------     -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS
   Capital gains distributions received ..........             0       437,366       7,149,937       21,354,423       8,706,762
   Realized gain (loss) on shares redeemed
     [average cost basis] ........................             0        90,830      10,092,937        1,628,332       1,060,458
   Net change in unrealized gain (loss) on
   investments ...................................             0     4,373,074     (91,590,037)     (40,921,939)     14,690,923
                                                      ----------    ----------    ------------     ------------     -----------
NET GAIN (LOSS) ON INVESTMENTS ...................             0     4,901,270     (74,347,163)     (17,939,184)     24,458,143
                                                      ----------    ----------    ------------     ------------     -----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS .....................    $3,328,975    $8,436,740    $(67,740,194)    $ (3,075,231)    $41,613,201
                                                      ==========    ==========    ============     ============     ===========


                                      SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A14
                                                                 A1


                                                                              SUBACCOUNTS (CONTINUED)
                                                      ------------------------------------------------------------------------
                                                          HIGH
                                                         YIELD          STOCK          EQUITY                     PRUDENTIAL
                                                          BOND          INDEX          INCOME         GLOBAL       JENNISON
                                                      ------------   ------------   ------------   ------------   ------------
ASSETS
   Investment in shares of The Prudential Series
    Fund, Inc. ....................................
     Portfolios at net asset value [Note 3] .......   $ 91,821,846   $688,673,938   $419,113,428   $115,473,032   $142,264,216
   Receivable from The Prudential Insurance
     Company of America [Note 2] ..................              0              0              0              0         74,360
                                                      ------------   ------------   ------------   ------------   ------------
       Net Assets .................................   $ 91,821,846   $688,673,938   $419,113,428   $115,473,032   $142,338,576
                                                      ============   ============   ============   ============   ============
NET ASSETS, representing
   Equity of Contract Owners.......................   $ 91,733,729   $687,568,657   $419,036,356   $115,324,763   $142,338,576
   Equity of The Prudential Insurance                       88,117      1,105,281         77,072        148,269              0
     Company of America ...........................   ------------   ------------   ------------   ------------   ------------
                                                      $ 91,821,846   $688,673,938   $419,113,428   $115,473,032   $142,338,576
                                                      ============   ============   ============   ============   ============






                                                                              SUBACCOUNTS (CONTINUED)
                                                    ---------------------------------------------------------------------
                                                        HIGH
                                                        YIELD         STOCK         EQUITY                    PRUDENTIAL
                                                        BOND          INDEX         INCOME         GLOBAL      JENNISON
                                                    -----------    -----------   ------------    ----------   -----------
INVESTMENT INCOME
   Dividend distributions received ...............  $ 4,779,143    $ 4,444,449   $  6,860,608    $  774,127       170,945
EXPENSES
   Charges to Contract owners for assuming
    mortality risk and expense risk
    [Note 5A] ....................................      526,815      3,761,689      2,460,778       622,002       638,664
                                                    -----------    -----------   ------------    ----------   -----------
NET EXPENSES .....................................      526,815      3,761,689      2,460,778       622,002       638,664
                                                    -----------    -----------   ------------    ----------   -----------
NET INVESTMENT INCOME (LOSS) .....................    4,252,328        682,760      4,399,830       152,125      (467,719)
                                                    -----------    -----------   ------------    ----------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS
   Capital gains distributions received ..........            0      1,726,723      7,590,287       115,371       602,201
   Realized gain (loss) on shares redeemed
     [average cost basis] ........................      315,090      1,216,602     (1,151,999)    1,090,717       365,393
   Net change in unrealized gain (loss) on
   investments ...................................   (9,825,323)    26,473,514    (61,953,549)       50,668       775,675
                                                    -----------    -----------   ------------    ----------   -----------
NET GAIN (LOSS) ON INVESTMENTS ...................   (9,510,233)    29,416,839    (55,515,261)    1,256,756     1,743,269
                                                    -----------    -----------   ------------    ----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS .....................  $(5,257,905)   $30,099,599   $(51,115,431)   $1,408,881   $ 1,275,550
                                                    ===========    ===========   ============    ==========   ===========





                                      SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A14
                                                                 A2

                                                       FINANCIAL STATEMENTS OF
                                             THE VARIABLE UNIVERSAL LIFE SUBACCOUNTS OF
                                             THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT




STATEMENTS OF CHANGES IN NET ASSETS
For the nine months ended September 30, 1998 and the years ended December 31, 1997 and 1996



                                                                                 SUBACCOUNTS
                                            ---------------------------------------------------------------------------------------
                                                             MONEY                                     DIVERSIFIED
                                                             MARKET                                        BOND
                                            -----------------------------------------   -------------------------------------------
                                               1/1/98                                      1/1/98
                                                 TO           1/1/97         1/1/96           TO           1/1/97          1/1/96
                                               9/30/98          TO            TO          9/30/98           TO              TO
                                             (UNAUDITED)     12/31/97       12/31/96     (UNAUDITED)      12/31/97        12/31/96
                                            ------------   ------------   -----------   ------------   ------------    ------------
OPERATIONS:
   Net investment income (loss) ..........  $  3,328,975   $  4,433,677   $ 4,058,398   $  3,535,470   $  8,177,017    $  6,388,307
   Capital gains distributions received ..             0              0             0        437,366      1,452,476               0
   Realized gain on shares redeemed
     [average cost basis] ................             0              0             0         90,830        107,543          19,658
   Net change in unrealized gain (loss) on
     investments .........................             0              0             0      4,373,074       (702,474)     (2,104,541)
                                            ------------   ------------   -----------   ------------   ------------    ------------
 NET INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS .............     3,328,975      4,433,677     4,058,398      8,436,740      9,034,562       4,303,424
                                            ------------   ------------   -----------   ------------   ------------    ------------
 NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   PREMIUM PAYMENTS AND OTHER
   OPERATING TRANSFERS [Note 7] ..........    13,850,547     (6,936,043)      768,830      5,780,752      3,856,643      10,268,006
                                            ------------   ------------   -----------   ------------   ------------    ------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM EQUITY
   TRANSFERS [Note 8] ....................       539,265       (147,721)    1,422,930         10,332       (196,475)       (142,209)
                                            ------------   ------------   -----------   ------------   ------------    ------------
TOTAL INCREASE (DECREASE) IN NET
   ASSETS ................................    17,718,787     (2,650,087)    6,250,158     14,227,824     12,694,730      14,429,221
                                            ------------   ------------   -----------   ------------   ------------    ------------


NET ASSETS:
   Beginning of year .....................    95,104,276     97,754,363    91,504,205    129,121,407    116,426,677     101,997,456
                                            ------------   ------------   -----------   ------------   ------------    ------------
   End of period .........................  $112,823,063   $ 95,104,276   $97,754,363   $143,349,231   $129,121,407    $116,426,677
                                            ============   ============   ===========   ============   ============    ============




                                     SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A14
                                                                 A3


                                                    SUBACCOUNTS (CONTINUED)
                                        ------------------------------------------------
                                                           EQUITY
                                        ------------------------------------------------
                                            1/1/98
                                              TO              1/1/97          1/1/96
                                            9/30/98             TO              TO
                                          (UNAUDITED)        12/31/97        12/31/96
                                        --------------   --------------   --------------
OPERATIONS:
   Net investment income (loss) ......  $    6,606,969   $   19,974,703   $   16,848,341
Capital gains distributions
    received .........................       7,149,937       73,183,544       92,436,486
   Realized gain on shares redeemed
     [average cost basis] ............      10,092,937        7,311,176          755,380
   Net change in unrealized gain
     (loss) on investments ...........     (91,590,037)     158,043,072       41,805,447
                                        --------------   --------------   --------------
 NET INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS .........     (67,740,194)     258,512,495      151,845,654
                                        --------------   --------------   --------------
 NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   PREMIUM PAYMENTS AND OTHER
   OPERATING TRANSFERS [Note 7] ......      28,213,529       55,194,557      116,044,081
                                        --------------   --------------   --------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM EQUITY
   TRANSFERS [Note 8] ................         (70,596)      (1,730,961)      (2,717,850)
                                        --------------   --------------   --------------
TOTAL INCREASE (DECREASE) IN NET
   ASSETS ............................     (39,597,261)     311,976,091      265,171,885
                                        --------------   --------------   --------------
NET ASSETS:
   Beginning of year .................   1,373,708,669    1,061,732,578      796,560,693
                                        --------------   --------------   --------------
   End of period .....................  $1,334,111,408   $1,373,708,669   $1,061,732,578
                                        ==============   ==============   ==============


                                                     SUBACCOUNTS (CONTINUED)
                                        -------------------------------------------------
                                                            FLEXIBLE
                                                            MANAGED
                                        -------------------------------------------------
                                            1/1/98
                                              TO               1/1/97          1/1/96
                                            9/30/98              TO              TO
                                          (UNAUDITED)         12/31/97        12/31/96
                                        --------------    --------------   --------------
OPERATIONS:
   Net investment income (loss) ......  $   14,863,953    $   29,285,286   $   25,347,934
   Capital gains distributions
    received .........................      21,354,423       201,042,079      106,224,518
   Realized gain on shares redeemed
     [average cost basis] ............       1,628,332         3,097,268          487,657
   Net change in unrealized gain
     (loss) on investments ...........     (40,921,939)      (37,001,732)      (5,082,172)
                                        --------------    --------------   --------------
 NET INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS .........      (3,075,231)      196,422,901      126,977,937
                                        --------------    --------------   --------------
 NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   PREMIUM PAYMENTS AND OTHER
   OPERATING TRANSFERS [Note 7] ......      (7,639,749)       15,507,613       57,031,152
                                        --------------    --------------   --------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM EQUITY
   TRANSFERS [Note 8] ................         839,090          (332,076)      (1,594,508)
                                        --------------    --------------   --------------
TOTAL INCREASE (DECREASE) IN NET
   ASSETS ............................      (9,875,890)      211,598,438      182,414,581
                                        --------------    --------------   --------------
NET ASSETS:
   Beginning of year .................   1,349,185,476     1,137,587,038      955,172,457
                                        --------------    --------------   --------------
   End of period .....................  $1,339,309,586    $1,349,185,476   $1,137,587,038
                                        ==============    ==============   ==============


                                      SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A14
                                                                 A4


                                                       FINANCIAL STATEMENTS OF
                                             THE VARIABLE UNIVERSAL LIFE SUBACCOUNTS OF
                                             THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT




STATEMENTS OF CHANGES IN NET ASSETS
For the nine months ended September 30, 1998 and the years ended December 31, 1997 and 1996



                                                                           SUBACCOUNTS (CONTINUED)
                                       ---------------------------------------------------------------------------------------------
                                                                                                            HIGH
                                                           CONSERVATIVE                                    YIELD
                                                             BALANCED                                       BOND
                                       -------------------------------------------------   -----------------------------------------
                                            1/1/98                                           1/1/98
                                              TO              1/1/97           1/1/96           TO           1/1/97         1/1/96
                                            9/30/98             TO              TO           9/30/98          TO             TO
                                          (UNAUDITED)        12/31/97         12/31/96      (UNAUDITED)     12/31/97       12/31/96
                                       ---------------   ---------------   -------------   ------------   ------------   -----------
OPERATIONS:
   Net investment income (loss) .....  $    17,155,058   $    38,402,245   $  29,326,106   $  4,252,328   $  7,594,709   $ 6,844,609
   Capital gains distributions
    received ........................        8,706,762       110,154,176      55,843,548              0              0             0
   Realized gain on shares redeemed
     [average cost basis] ...........        1,060,458         2,680,112         627,498        315,090        311,580        20,787
   Net change in unrealized gain
     (loss) on investments ..........       14,690,923       (36,006,094)     10,273,250     (9,825,323)     2,620,272       581,780
                                       ---------------   ---------------   -------------   ------------   ------------   -----------
 NET INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS ........       41,613,201       115,230,439      96,070,402     (5,257,905)    10,526,561     7,447,176
                                       ---------------   ---------------   -------------   ------------   ------------   -----------
 NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   PREMIUM PAYMENTS AND OTHER
   OPERATING TRANSFERS [Note 7] .....      (10,325,714)       (5,484,215)     36,970,919      5,367,787        374,682     5,326,899
                                       ---------------   ---------------   -------------   ------------   ------------   -----------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM EQUITY
   TRANSFERS [Note 8] ...............          216,514            98,440      (1,143,063)        44,029       (110,168)       52,425
                                       ---------------   ---------------   -------------   ------------   ------------   -----------
TOTAL INCREASE (DECREASE) IN NET
   ASSETS ...........................       31,504,001       109,844,664     131,898,258        153,911     10,791,075    12,826,500
                                       ---------------   ---------------   -------------   ------------   ------------   -----------
NET ASSETS:
   Beginning of year ................    1,028,348,463       918,503,799     786,605,541     91,667,936     80,876,861    68,050,361
                                       ---------------   ---------------   -------------   ------------   ------------   -----------
   End of period ....................  $ 1,059,852,464   $ 1,028,348,463   $ 918,503,799   $ 91,821,846   $ 91,667,936   $80,876,861
                                       ===============   ===============   =============   ============   ============   ===========


                                      SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A14
                                                                 A5


                                                                     SUBACCOUNTS (CONTINUED)
                                        -------------------------------------------------------------------------------------
                                                        STOCK                                       EQUITY
                                                        INDEX                                       INCOME
                                        -----------------------------------------  ------------------------------------------
                                           1/1/98                                     1/1/98
                                             TO          1/1/97         1/1/96          TO           1/1/97         1/1/96
                                           9/30/98         TO             TO          9/30/98          TO             TO
                                         (UNAUDITED)    12/31/97       12/31/96     (UNAUDITED)     12/31/97       12/31/96
                                        ------------  ------------   ------------  ------------   ------------   ------------
OPERATIONS:
   Net investment income (loss) .....   $    682,760  $  4,312,113   $  4,179,793  $  4,399,830   $  7,076,399   $  7,350,510
   Capital gains distributions
    received .........................     1,726,723    17,197,911      4,749,836     7,590,287     39,390,070      9,133,917
   Realized gain on shares redeemed
     [average cost basis] ............     1,216,602     6,786,808        263,052    (1,151,999)     3,982,449        171,030
   Net change in unrealized gain
     (loss) on investments ...........    26,473,514   113,415,557     61,075,735   (61,953,549)    59,248,683     32,816,172
                                        ------------  ------------   ------------  ------------   ------------   ------------
 NET INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS .........    30,099,599   141,712,389     70,268,416   (51,115,431)   109,697,601     49,471,629
                                        ------------  ------------   ------------  ------------   ------------   ------------
 NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   PREMIUM PAYMENTS AND OTHER
   OPERATING TRANSFERS [Note 7] ......    35,182,165    58,525,779     55,125,681    28,940,298     36,671,034     23,125,635
                                        ------------  ------------   ------------  ------------   ------------   ------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM EQUITY
   TRANSFERS [Note 8] ................     1,220,018      (910,143)        82,144       259,312       (393,762)      (711,051)
                                        ------------  ------------   ------------  ------------   ------------   ------------
TOTAL INCREASE (DECREASE) IN NET
   ASSETS ............................    66,501,782   199,328,025    125,476,241   (21,915,821)   145,974,873     71,886,213
                                        ------------  ------------   ------------  ------------   ------------   ------------
NET ASSETS:
   Beginning of year .................   622,172,156   422,844,131    297,367,890   441,029,249    295,054,376    223,168,163
                                        ------------  ------------   ------------  ------------   ------------   ------------
   End of period .....................  $688,673,938  $622,172,156   $422,844,131  $419,113,428   $441,029,249   $295,054,376
                                        ============  ============   ============  ============   ============   ============


                                     SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A14
                                                                 A6

                                                       FINANCIAL STATEMENTS OF
                                             THE VARIABLE UNIVERSAL LIFE SUBACCOUNTS OF
                                             THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT



STATEMENTS OF CHANGES IN NET ASSETS
For the nine months ended September 30, 1998 and the years ended December 31, 1997 and 1996



                                                                            SUBACCOUNTS (CONTINUED)
                                            ----------------------------------------------------------------------------------
                                                                                                     PRUDENTIAL
                                                            GLOBAL                                    JENNISON
                                            ----------------------------------------   ---------------------------------------
                                               1/1/98                                     1/1/98
                                                 TO          1/1/97         1/1/96          TO          1/1/97        1/1/96
                                               9/30/98         TO             TO          9/30/98         TO            TO
                                             (UNAUDITED)    12/31/97       12/31/96     (UNAUDITED)    12/31/97      12/31/96
                                            ------------  ------------   -----------   ------------   -----------   -----------
OPERATIONS:
   Net investment income (loss) ..........  $    152,125  $    595,128   $ 1,332,143   $   (467,719)  $  (281,961)  $   (85,477)
   Capital gains distributions received ..       115,371     5,120,114     1,298,584        602,201     5,052,341             0
   Realized gain on shares redeemed
     [average cost basis] ................     1,090,717       309,311        16,670        365,393       525,215             0
   Net change in unrealized gain (loss)
     on investments ......................        50,668      (917,843)    9,125,406        775,675    10,743,964     3,012,624
                                            ------------  ------------   -----------   ------------   -----------   -----------
 NET INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS .............     1,408,881     5,106,710    11,772,803      1,275,550    16,039,559     2,927,147
                                            ------------  ------------   -----------   ------------   -----------   -----------

 NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   PREMIUM PAYMENTS AND OTHER
   OPERATING TRANSFERS [Note 7] ..........     5,529,130    17,556,139    24,827,377     49,640,133    34,918,336    30,275,275
                                            ------------  ------------   -----------   ------------   -----------   -----------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM EQUITY
   TRANSFERS [Note 8] ....................        24,873      (317,463)     (137,878)        (8,218)     (773,643)      385,656
                                            ------------  ------------   -----------   ------------   -----------   -----------
TOTAL INCREASE (DECREASE) IN NET
   ASSETS ................................     6,962,884    22,345,386    36,462,302     50,907,465    50,184,252    33,588,078
                                            ------------  ------------   -----------   ------------   -----------   -----------
NET ASSETS:
   Beginning of year .....................   108,510,148    86,164,762    49,702,460     91,431,111    41,246,859     7,658,781
                                            ------------  ------------   -----------   ------------   -----------   -----------
   End of period .........................  $115,473,032  $108,510,148   $86,164,762   $142,338,576   $91,431,111   $41,246,859
                                            ============  ============   ===========   ============   ===========   ===========


                                      SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A14
                                                                 A7

                        NOTES TO FINANCIAL STATEMENTS OF
                   THE VARIABLE UNIVERSAL LIFE SUBACCOUNTS OF
                   THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT
                         September 30, 1998 (Unaudited)

NOTE 1: GENERAL

        The Prudential Variable Appreciable Account (the "Account") of The Prudential Insurance Company of America ("Prudential") was established on August 11, 1987 by a resolution of Prudential's Board of Directors in conformity with insurance laws of the State of New Jersey. The assets of the Account are segregated from Prudential's other assets. Currently only proceeds from the purchases of Prudential Variable Appreciable Life
        (PVAL) and Prudential Survivorship Preferred (SVUL) Contracts invest in the Account. Beginning December 22, 1998 Prudential Variable Universal Life (PVUL) Contracts will be able to invest in the Account.

        The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. There are ten subaccounts within the Account at September 30, 1998, which will be available to Contract holders of PVUL beginning December 22, 1998, which invest in a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund") as shown in Note 3. The Series Fund is a diversified open=end management investment company, and is managed by Prudential. Also beginning December 22, 1998, the following five additional non=Prudential administered subaccounts will be available to PVUL Contract owners: AIM V.I. Value Fund; American Century VP Value Fund; Janus Growth Portfolio; MFS Emerging Growth Series; and the T. Rowe Price International Stock Portfolio.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

        The accompanying financial statements are prepared in conformity with generally accepted accounting principles ("GAAP"). The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

        Investments=The investments in shares of the Series Fund are stated at the net asset value of the respective portfolio.

        Security Transactions=Realized gains and losses on security transactions are reported on an average cost basis. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

        Distributions Received=Dividend and capital gain distributions received are reinvested in additional shares of the Series Fund and are recorded on the ex=dividend date.

        Equity of The Prudential Insurance Company of America=Prudential maintains a position in the Account for liquidity purposes including unit purchases and redemptions, fund share transactions, and expense processing. Prudential monitors the balance daily and transfers funds based upon anticipated activity. At times, Prudential may owe an amount to the Account, which is reflected in the Account's Statements of Net Assets as a receivable from Prudential. The receivable does not have an effect on the Contract owner's account or the related unit value.


                                       A8

NOTE 3: INVESTMENT INFORMATION FOR THE PRUDENTIAL SERIES FUND, INC. PORTFOLIOS

        The net asset value per share for each portfolio of the Series Fund, the number of shares of each portfolio held by the subaccounts of the Account and the aggregate cost of investments in such shares at September 30, 1998 were as follows: (unaudited)

                                                                                   PORTFOLIOS
                                              ------------------------------------------------------------------------------------
                                                 MONEY        DIVERSIFIED                       FLEXIBLE         CONSERVATIVE
                                                 MARKET          BOND           EQUITY           MANAGED           BALANCED
                                              -----------    ------------   --------------   --------------   --------------------
        Number of Shares:                       11,282,306     12,590,236       45,434,160       79,641,925         69,684,133
        Net asset value per share:            $   10.00000   $   11.38308   $     29.36362   $     16.81664     $     15.20938
        Cost:                                 $112,823,063   $137,810,817   $1,075,593,561   $1,331,126,129     $1,030,493,496

                                                                            PORTFOLIOS (CONTINUED)
                                              -----------------------------------------------------------------------------------
                                                  HIGH
                                                  YIELD         STOCK          EQUITY                             PRUDENTIAL
                                                  BOND          INDEX          INCOME           GLOBAL             JENNISON
                                              -----------    ------------   ------------     ------------     -------------------
        Number of Shares:                      12,415,807      21,727,705     21,406,951        6,334,516           7,604,353
        Net asset value per share:            $   7.39556    $   31.69566   $   19.57838     $   18.22918        $   18.70826
        Cost:                                 $99,639,740    $402,737,570   $372,237,876     $104,423,901        $127,450,530


                                       A9

NOTE 4: CONTRACT OWNER UNIT INFORMATION

        Outstanding Contract owner units, unit values and total value of Contract owner equity at September 30, 1998 were as follows: (unaudited)



                                                                              SUBACCOUNTS
                                           ----------------------------------------------------------------------------------------
                                                MONEY         DIVERSIFIED                          FLEXIBLE          CONSERVATIVE
                                                MARKET           BOND              EQUITY           MANAGED             BALANCED
                                           ---------------  ---------------  ----------------   ----------------   -----------------

Contract Owner Units Outstanding (PVAL)...  44,389,617.593   38,720,964.137   196,955,094.263    267,752,477.219     216,063,360.880
Unit Value (PVAL)......................... $       1.64572  $       2.31561   $       4.09340   $        3.07369    $        2.65563
                                           ---------------  ---------------   ---------------   ----------------    ----------------
Contract Owner Equity (PVAL).............. $    73,052,882  $    89,662,652   $   806,215,983   $    822,988,112    $    573,784,343
                                           ---------------  ---------------   ---------------   ----------------    ----------------

Contract Owner Units Outstanding
  (PVAL $100,000+ face)...................  18,851,606.039   23,065,575.062   130,826,994.530    171,492,835.375     187,254,284.126
Unit Value (PVAL $100,000+ face).......... $       1.59974  $       2.25021   $       3.97870   $        2.98730    $        2.58088
                                           ---------------  ---------------   ---------------   ----------------    ----------------
Contract Owner Equity (PVAL $100,000+
face)..................................... $    30,157,668  $    51,902,388   $   520,521,363   $    512,300,547    $    483,280,837
                                           ---------------  ---------------   ---------------   ----------------    ----------------
Contract Owner Units Outstanding (SVUL)...   6,422,937.390    1,500,228.389     5,223,155.734      2,275,024.254       1,900,708.958
Unit Value (SVUL)......................... $       1.12363  $       1.18928   $       1.40901   $        1.33289    $        1.31679
                                           ---------------  ---------------   ---------------   ----------------    ----------------
Contract Owner Equity (SVUL).............. $     7,217,005  $     1,784,191   $     7,359,479   $      3,032,357    $      2,502,834
                                           ---------------  ---------------   ---------------   ----------------    ----------------

TOTAL CONTRACT OWNER EQUITY............... $   110,427,555  $   143,349,231   $ 1,334,096,825   $  1,338,321,016    $  1,059,568,014
                                           ===============  ===============   ===============   ================    ================


                                                                       SUBACCOUNTS (CONTINUED)
                                           -----------------------------------------------------------------------------------------
                                                 HIGH
                                                 YIELD           STOCK            EQUITY                               PRUDENTIAL
                                                 BOND            INDEX            INCOME             GLOBAL             JENNISON
                                           ---------------  ---------------   ---------------    ---------------     ---------------

Contract Owner Units Outstanding (PVAL)...  24,415,518.400   92,051,944.858    75,342,858.602     59,189,708.065      51,676,253.574
Unit Value (PVAL)......................... $       2.25531  $      $4.64736   $      $3.73993    $       1.43980     $       1.96736
                                           ---------------  ---------------   ---------------    ---------------     ---------------
Contract Owner Equity (PVAL).............. $    55,064,563  $   427,798,526   $   281,777,017    $    85,221,342     $   101,665,794
                                           ---------------  ---------------   ---------------    ---------------     ---------------

Contract Owner Units Outstanding
  (PVAL $100,000+ face)...................  15,844,374.348   55,945,351.132    36,580,944.068     18,140,891.317      18,494,834.837
Unit Value (PVAL $100,000+ face).......... $       2.19259  $       4.51610   $       3.63395    $       1.42120     $       1.94755
                                           ---------------  ---------------   ---------------    ---------------     ---------------
Contract Owner Equity (PVAL $100,000+
face)..................................... $    34,740,216  $   252,654,800   $   132,933,322    $    25,781,835     $    36,019,616
                                           ---------------  ---------------   ---------------    ---------------     ---------------

Contract Owner Units Outstanding (SVUL)...   1,656,021.074    4,126,049.113     2,898,212.403      3,387,247.975       2,742,270.307
Unit Value (SVUL)......................... $       1.16481  $       1.72449   $       1.49265    $       1.27584     $       1.69683
                                           ---------------  ---------------   ---------------    ---------------     ---------------
Contract Owner Equity (SVUL).............. $     1,928,950  $     7,115,331   $     4,326,017    $     4,321,586     $     4,653,166
                                           ---------------  ---------------   ---------------    ---------------     ---------------
TOTAL CONTRACT OWNER EQUITY............... $    91,733,729  $   687,568,657   $   419,036,356    $   115,324,763     $   142,338,576
                                           ===============  ===============   ===============    ===============     ===============


                                       A10

NOTE 5: CHARGES AND EXPENSES (UNAUDITED)

        A. Mortality Risk and Expense Risk Charges

           The mortality risk and expense risk charges at an effective annual rate of 0.90% is applied daily against the net assets representing equity of PVAL Contract owners held in each subaccount. For Contract owners investing in PVAL with face amounts of $100,000 or more the annual rate is 0.60%. For Contract owners investing in SVUL the annual rate is 0.90%. For Contract owners investing in PVUL the annual rate is 0.90%.

           Mortality risk is that Contract owners may not live as long as estimated and expense risk is that the cost of issuing and administering the policies may exceed the estimated expenses. For the nine months ended September 30, 1998, the amount of these charges paid to Prudential was $15,479,138 for PVAL Contracts, $16,565,259 for PVAL Contracts with face amounts of $100,000 or more and $246,670 for SVUL Contracts.

        B. Deferred Sales Charge

           Subsequent to Contract owner redemption, a deferred sales charge is imposed upon surrenders of certain variable life insurance Contracts to compensate Prudential for sales and other marketing expenses. The amount of any sales charge will depend on the number of years that have elapsed since the Contract was issued. No sales charge will be imposed after the tenth year of the Contract. No sales charge will be imposed on death benefits. For the nine months ended September 30, 1998, the amount of these charges paid to Prudential was $5,870,317.

        C. Partial Withdrawal Charge

           A charge is imposed by Prudential on partial withdrawals of the cash surrender value. For the nine months ended September 30, 1998, the amount of these charges paid to Prudential was $3,399,834.

        D. Expense Reimbursement

           PVAL Contracts are reimbursed by Prudential, on a non=guaranteed basis, for expenses incurred by the Series Fund in excess of the effective rate 0.45% for the Stock Index Portfolio, 0.50% for the Equity Income Portfolio, and 0.65% for the High Yield Bond Portfolio of the average daily net assets of these portfolios. For the nine months ended September 30, 1998, the amount of these reimbursements totaled $0.

        E. Cost of Insurance Charges

           Contract owner contributions are applied to the Account net of the following charges: transaction costs, premium taxes, sales loads, monthly administrative charges, and death benefit risk charges prior to the investment in the Account. For the nine months ended September 30, 1998, Prudential received a total of $13,821,668, $28,333,098,
           $66,262,935, $45,270,318 and $10,270,916, respectively, for these charges.

NOTE 6: TAXES

        Prudential is taxed as a "life insurance company" as defined by the Internal Revenue Code and the operations of the Account form a part of Prudential's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements.



                                      A11

NOTE 7: NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM PREMIUM PAYMENTS AND OTHER OPERATING TRANSFERS

        Premium Payments and other operating transfers in the Series Fund, Inc., for the nine months ended September 30, 1998, were as follows:
        (unaudited)


                                                                                        SUBACCOUNTS
                                                            -------------------------------------------------------------------
                                                               MONEY          DIVERSIFIED                            FLEXIBLE
                                                               MARKET            BOND              EQUITY            MANAGED
                                                            -----------       -----------       ------------       ------------
Contract Owner Net Payments ..........................      $26,779,453       $18,524,202       $216,914,142       $158,061,098
Policy Loans .........................................       (1,853,929)       (2,385,425)       (33,972,866)       (26,847,240)
Policy Loan Repayments and Interest ..................        1,460,733         1,074,174         14,763,053         12,075,399
Surrenders, Withdrawals, and Death ...................       (6,803,883)       (5,335,634)       (65,596,394)       (55,812,409)
Benefits .............................................
Net Transfers From (To) Other
   Subaccounts or Fixed Rate Options .................          686,259         1,936,617         (3,995,028)       (14,663,027)
Administrative and Other Charges .....................       (6,418,086)       (8,033,182)       (99,899,378)       (80,453,570)
                                                            -----------       -----------       ------------       ------------
TOTAL NET PREMIUM PAYMENTS AND OTHER
   OPERATING TRANSFERS ...............................      $13,850,547       $ 5,780,752       $ 28,213,529       $ (7,639,749)
                                                            ===========       ===========       ============       ============



                                                                                   SUBACCOUNTS (CONTINUED)
                                                            --------------------------------------------------------------------
                                                                                  High
                                                            Conservative          Yield             Stock              Equity
                                                              Balanced            Bond              Index              Income
                                                            ------------       -----------       ------------       ------------
Contract Owner Net Payments ..........................      $132,557,259       $15,546,491       $105,921,054       $ 72,627,131
Policy Loans .........................................       (18,202,610)       (1,982,032)       (15,993,799)        (9,722,059)
Policy Loan Repayments and Interest ..................         9,990,075         1,059,905          6,121,153          4,052,465
Surrenders, Withdrawals, and Death ...................       (50,883,225)       (4,720,723)       (27,679,212)       (18,773,237)
Benefits
Net Transfers From (To) Other
   Subaccounts or Fixed Rate Options .................       (14,858,009)        1,948,318         13,051,392         11,536,553
Administrative and Other Charges .....................       (68,929,204)       (6,484,172)       (46,238,423)       (30,780,555)
                                                            ------------       -----------       ------------       ------------
TOTAL NET PREMIUM PAYMENTS AND OTHER
   OPERATING TRANSFERS ...............................      $(10,325,714)      $ 5,367,787       $ 35,182,165       $ 28,940,298
                                                            ============       ===========       ============       ============



                                                                SUBACCOUNTS (CONTINUED)
                                                            ------------------------------
                                                                               PRUDENTIAL
                                                               GLOBAL           JENNISON
                                                            -----------        -----------
Contract Owner Net Payments ..........................      $27,306,306        $41,505,613
Policy Loans .........................................       (2,412,303)        (2,788,537)
Policy Loan Repayments and Interest ..................        1,270,632          1,034,856
Surrenders, Withdrawals, and Death ...................       (5,536,888)        (4,546,795)
Benefits
Net Transfers From (To) Other
   Subaccounts or Fixed Rate Options .................       (5,476,527)        28,121,590
Administrative and Other Charges .....................       (9,622,090)       (13,686,594)
                                                            -----------        -----------
TOTAL NET PREMIUM PAYMENTS AND OTHER
   OPERATING TRANSFERS ...............................      $ 5,529,130        $49,640,133
                                                            ===========        ===========


                                                                 A12

NOTE 8: NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM EQUITY TRANSFERS

        The increase (decrease) in net assets resulting from equity transfers represents the net contributions (withdrawals) of Prudential to (from) the Account.

NOTE 9: UNIT ACTIVITY

        Transactions in units (including transfers among subaccounts) for the nine months ending September 30, 1998 were as follows: (unaudited)

                                                                               SUBACCOUNTS
                                        -------------------------------------------------------------------------------------------
                                            MONEY            DIVERSIFIED                            FLEXIBLE         CONSERVATIVE
                                            MARKET              BOND              EQUITY             MANAGED            BALANCED
                                        ---------------    ---------------    ---------------    ---------------    ---------------
Contract Owner Contributions:           49,086,294.383     15,463,129.281     62,026,672.217     58,696,316.703     59,919,536.750
Contract Owner Redemptions:            (39,093,644.176)   (12,337,102.606)   (54,188,227.934)   (60,535,056.294)   (63,251,100.311)

                                                                         SUBACCOUNTS (CONTINUED)
                                       --------------------------------------------------------------------------------------------
                                            HIGH
                                            YIELD              STOCK              EQUITY                             PRUDENTIAL
                                            BOND               INDEX              INCOME             GLOBAL           JENNISON
                                       ---------------    ---------------    ---------------    ---------------    ----------------
Contract Owner Contributions:           13,830,858.771     33,699,811.026     26,576,792.100     24,109,995.810     38,553,143.617
Contract Owner Redemptions:            (11,048,026.997)   (25,418,323.046)   (19,007,708.525)   (20,525,719.406)   (15,075,629.795)



                                      A13

NOTE 10: PURCHASES AND SALES OF INVESTMENTS

         The aggregate costs of purchases and proceeds from sales of investments in the Series Fund for the nine months ending September 30, 1998 were as follows: (unaudited)

                                                                            PORTFOLIOS
                                    -----------------------------------------------------------------------------------------------
                                       MONEY             DIVERSIFIED                                FLEXIBLE           CONSERVATIVE
                                       MARKET               BOND               EQUITY                MANAGED             BALANCED
                                    ------------         -----------         ------------         ------------         ------------
Purchases ..................        $ 41,407,000         $ 9,956,000         $ 59,249,000         $ 10,879,000         $  6,487,000
Sales ......................        $(27,519,000)        $(4,700,000)        $(37,072,000)        $(23,804,000)        $(21,436,000)




                                                                       PORTFOLIOS (CONTINUED)
                                   ------------------------------------------------------------------------------------------------
                                       HIGH
                                       YIELD               STOCK                EQUITY                                  PRUDENTIAL
                                       BOND                INDEX                INCOME               GLOBAL              JENNISON
                                   ------------         ------------         ------------         -----------          ------------
Purchases .................        $ 15,320,000         $ 50,276,000         $ 37,146,000         $12,137,000           $51,194,000
Sales .....................        $(10,435,000)        $(16,806,000)        $(10,017,000)        $(7,205,000)          $(2,260,000)



NOTE 11: RELATED PARTY TRANSACTIONS

         The Prudential has purchased multiple VAL Contracts insuring the lives of certain employees. The Prudential is the owner and beneficiary of the Contracts. There were no net premium payments for the nine months ended September 30, 1998. Equity of Contract owners in the Flexible Managed subaccount at September 30, 1998 includes approximately $182.4 million owned by Prudential.


                                       A14


                                                       FINANCIAL STATEMENTS OF
                                             THE VARIABLE UNIVERSAL LIFE SUBACCOUNTS OF
                                             THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF NET ASSETS
December 31,1997


                                                                                     SUBACCOUNTS
                                                        ----------------------------------------------------------------------------
                                                            MONEY       DIVERSIFIED                      FLEXIBLE      CONSERVATIVE
                                                            MARKET         BOND           EQUITY         MANAGED         BALANCED
                                                        ------------  --------------  --------------  --------------  --------------
ASSETS
  Investment in shares of The Prudential Series
   Fund, Inc. Portfolios at net asset value
   [Note 3] ..........................................  $ 95,104,276  $  128,910,758  $1,371,724,697  $1,347,792,874  $1,027,307,312
  Receivable from The Prudential Insurance Company
   of America [Note 2] ...............................             0         210,649       1,983,972       1,392,602       1,041,151
                                                        ------------  --------------  --------------  --------------  --------------
     Net Assets ......................................  $ 95,104,276  $  129,121,407  $1,373,708,669  $1,349,185,476  $1,028,348,463
                                                        ============  ==============  ==============  ==============  ==============
NET ASSETS, representing:
  Equity of Contract owners ..........................  $ 93,269,424  $  129,121,407  $1,373,708,669  $1,349,185,476  $1,028,348,463
  Equity of The Prudential Insurance Company of
   America ...........................................     1,834,852               0               0               0               0
                                                        ------------  --------------  --------------  --------------  --------------
                                                        $ 95,104,276  $  129,121,407  $1,373,708,669  $1,349,185,476  $1,028,348,463
                                                        ============  ==============  ==============  ==============  ==============

STATEMENTS OF OPERATIONS
For the year ended December 31, 1997


                                                                                          SUBACCOUNTS
                                                           ---------------------------------------------------------------------
                                                             MONEY     DIVERSIFIED                   FLEXIBLE       CONSERVATIVE
                                                             MARKET       BOND          EQUITY       MANAGED          BALANCED
                                                           ----------  -----------   ------------  -------------   -------------
INVESTMENT INCOME
  Dividend distributions received .......................  $5,094,912  $ 9,043,537   $ 28,870,327  $  38,256,221   $  45,612,319

EXPENSES
  Charges to Contract owners for assuming
   mortality risk and expense risk [Note 5A] ............     661,235      866,520      8,895,624      8,970,935       7,210,074
                                                           ----------  -----------   ------------  -------------   -------------
NET EXPENSES ............................................     661,235      866,520      8,895,624      8,970,935       7,210,074
                                                           ----------  -----------   ------------  -------------   -------------
NET INVESTMENT INCOME (LOSS) ............................   4,433,677    8,177,017     19,974,703     29,285,286      38,402,245
                                                           ----------  -----------   ------------  -------------   -------------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
  Capital gains distributions received ..................           0    1,452,476     73,183,544    201,042,079     110,154,176
  Realized gain on shares redeemed
   [average cost basis] .................................           0      107,543      7,311,176      3,097,268       2,680,112
  Net change in unrealized gain (loss) on investments ...           0     (702,474)   158,043,072    (37,001,732)    (36,006,094)
                                                           ----------  -----------   ------------  -------------   -------------
NET GAIN (LOSS) ON INVESTMENTS ..........................           0      857,545    238,537,792    167,137,615      76,828,194
                                                           ----------  -----------   ------------  -------------   -------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS .............................  $4,433,677  $ 9,034,562   $258,512,495  $ 196,422,901   $ 115,230,439
                                                           ==========  ===========   ============  =============   =============

                                        SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A21 THROUGH A27
                                                                 A15




                                                                                       SUBACCOUNTS (CONTINUED)
                                                                 -------------------------------------------------------------------
                                                                     HIGH
                                                                     YIELD        STOCK         EQUITY                   PRUDENTIAL
                                                                     BOND         INDEX         INCOME        GLOBAL      JENNISON
                                                                 ------------  ------------  ------------  ------------  -----------
ASSETS
  Investment in shares of The Prudential Series
   Fund, Inc. Portfolios at net asset value
   [Note 3] ...................................................  $ 91,667,936  $621,342,649  $440,639,081  $108,510,148  $91,416,002
  Receivable from The Prudential Insurance Company
   of America [Note 2] ........................................             0       829,507       390,168             0       15,109
                                                                 ------------  ------------  ------------  ------------  -----------
     Net Assets ...............................................  $ 91,667,936  $622,172,156  $441,029,249  $108,510,148  $91,431,111
                                                                 ============  ============  ============  ============  ===========
NET ASSETS, representing:
  Equity of Contract owners ...................................  $ 91,609,007  $622,172,156  $441,029,249  $108,451,737  $91,431,111
  Equity of The Prudential Insurance Company of
   America ....................................................        58,929             0             0        58,411            0
                                                                 ------------  ------------  ------------  ------------  -----------
                                                                 $ 91,667,936  $622,172,156  $441,029,249  $108,510,148  $91,431,111
                                                                 ============  ============  ============  ============  ===========


                                                                                      SUBACCOUNTS (CONTINUED)
                                                                  -----------------------------------------------------------------
                                                                     HIGH
                                                                     YIELD        STOCK        EQUITY                   PRUDENTIAL
                                                                      BOND        INDEX        INCOME        GLOBAL      JENNISON
                                                                  -----------  ------------  ------------  ----------   -----------
INVESTMENT INCOME
  Dividend distributions received ..............................  $ 8,213,223  $  8,102,242  $  9,608,504  $1,281,804   $   157,623

EXPENSES
  Charges to Contract owners for assuming
   mortality risk and expense risk [Note 5A] ...................      618,514     3,790,129     2,532,105     686,676       439,584
                                                                  -----------  ------------  ------------  -----------  -----------
NET EXPENSES ...................................................      618,514     3,790,129     2,532,105     686,676       439,584
                                                                  -----------  ------------  ------------  -----------  -----------
NET INVESTMENT INCOME (LOSS) ...................................    7,594,709     4,312,113     7,076,399     595,128      (281,961)
                                                                  -----------  ------------  ------------  -----------  -----------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
  Capital gains distributions received .........................            0    17,197,911    39,390,070   5,120,114     5,052,341
  Realized gain on shares redeemed
   [average cost basis] ........................................      311,580     6,786,808     3,982,449     309,311       525,215
  Net change in unrealized gain (loss) on investments ..........    2,620,272   113,415,557    59,248,683    (917,843)   10,743,964
                                                                  -----------  ------------  ------------  -----------  -----------
NET GAIN (LOSS) ON INVESTMENTS .................................    2,931,852   137,400,276   102,621,202   4,511,582    16,321,520
                                                                  -----------  ------------  ------------  -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ....................................  $10,526,561  $141,712,389  $109,697,601  $5,106,710   $16,039,559
                                                                  ===========  ============  ============  ==========   ===========




                                      SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A21 THROUGH A27
                                                                 A16

                                                       FINANCIAL STATEMENTS OF
                                             THE VARIABLE UNIVERSAL LIFE SUBACCOUNTS OF
                                             THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT



STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31,1997, 1996 and 1995


                                                                                     SUBACCOUNTS
                                             -----------------------------------------------------------------------------------
                                                              MONEY                                  DIVERSIFIED
                                                             MARKET                                      BOND
                                             --------------------------------------   ------------------------------------------
                                                 1997          1996           1995          1997          1996          1995
                                             -----------   -----------  -----------   ------------   ------------   ------------
OPERATIONS

  Net investment income (loss) ............  $ 4,433,677   $ 4,058,398  $ 4,217,643   $  8,177,017   $  6,388,307   $  5,652,448
  Capital gains distributions received ....            0             0            0      1,452,476              0        222,002
  Realized gain (loss) on shares redeemed
   [average cost basis] ...................            0             0            0        107,543         19,658         30,407
  Net change in unrealized gain (loss) on
    investments ...........................            0             0            0       (702,474)    (2,104,541)    10,042,691
                                             -----------   -----------  -----------   ------------   ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ...............    4,433,677     4,058,398    4,217,643      9,034,562      4,303,424     15,947,548
                                             -----------   -----------  -----------   ------------   ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  [Note 7] ................................   (6,936,043)      768,830    8,955,240      3,856,643     10,268,006      9,712,345
                                             -----------   -----------  -----------   ------------   ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM EQUITY TRANSFERS
  [Note 8] ................................     (147,721)    1,422,930      161,461       (196,475)      (142,209)       143,151
                                             -----------   -----------  -----------   ------------   ------------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS ...   (2,650,087)    6,250,158   13,334,344     12,694,730     14,429,221     25,803,044
                                             -----------   -----------  -----------   ------------   ------------   ------------
NET ASSETS:
  Beginning of year .......................   97,754,363    91,504,205   78,169,861    116,426,677    101,997,456     76,194,412
                                             -----------   -----------  -----------   ------------   ------------   ------------
  End of year .............................  $95,104,276   $97,754,363  $91,504,205   $129,121,407   $116,426,677   $101,997,456
                                             ===========   ===========  ===========   ============   ============   ============


                                      SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A21 THROUGH A27
                                                                 A17


                                                        SUBACCOUNTS (CONTINUED)
                                            ----------------------------------------------
                                                                EQUITY
                                            ----------------------------------------------
                                                1997             1996             1995
                                            --------------   --------------   ------------
OPERATIONS

  Net investment income (loss) ..........   $   19,974,703   $ 16,848,341     $  9,985,776
  Capital gains distributions received ..       73,183,544     92,436,486       27,318,049
   [average cost basis]
  Realized gain (loss) on shares redeemed        7,311,176        755,380           11,957
  Net change in unrealized gain (loss)
    on investments .......................     158,043,072     41,805,447      129,700,617
                                            --------------   --------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS .............      258,512,495    151,845,654      167,016,399
                                            --------------   --------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  [Note 7] ..............................       55,194,557    116,044,081      130,026,767
                                            --------------   --------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM EQUITY TRANSFERS
  [Note 8] ..............................       (1,730,961)    (2,717,850)        (595,673)
                                            --------------   --------------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS .      311,976,091    265,171,885      296,447,493
                                            --------------   --------------   ------------
NET ASSETS:

  Beginning of year .....................    1,061,732,578      796,560,693    500,113,200
                                            --------------   --------------   ------------
  End of year ...........................   $1,373,708,669   $1,061,732,578   $796,560,693
                                            ==============   ==============   ============



                                                       SUBACCOUNTS (CONTINUED)
                                            ---------------------------------------------
                                                              FLEXIBLE
                                                               MANAGED
                                            ---------------------------------------------
                                                 1997           1996            1995
                                            --------------   --------------  ------------
OPERATIONS
  Net investment income (loss) ............ $   29,285,286     $ 25,347,934  $ 21,550,235
  Capital gains distributions received ....    201,042,079      106,224,518    39,426,921
   [average cost basis]
  Realized gain (loss) on shares redeemed..      3,097,268          487,657        56,509
  Net change in unrealized gain (loss)
    on investments ........................    (37,001,732)      (5,082,172)  110,261,394
                                             --------------   --------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ...............    196,422,901      126,977,937   171,295,059
                                             --------------   --------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  [Note 7] ................................     15,507,613       57,031,152    86,936,282
                                             --------------   --------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM EQUITY TRANSFERS
  [Note 8] ................................       (332,076)      (1,594,508)   (2,895,506)
                                             --------------   --------------  ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS .      211,598,438      182,414,581   255,335,835
                                             --------------   --------------  ------------
NET ASSETS:

  Beginning of year .....................    1,137,587,038      955,172,457   699,836,622
                                            --------------   --------------  ------------
  End of year ...........................   $1,349,185,476   $1,137,587,038  $955,172,457
                                            ==============   ==============  ============

                                                         SUBACCOUNTS (CONTINUED)
                                            --------------------------------------------
                                                            CONSERVATIVE
                                                              BALANCED
                                             --------------------------------------------
                                                 1997           1996            1995
                                             --------------   ------------   ------------
OPERATIONS
  Net investment income (loss) ............  $   38,402,245   $ 29,326,106   $ 25,291,477
  Capital gains distributions received ....     110,154,176     55,843,548     26,552,510
   [average cost basis]
  Realized gain (loss) on shares redeemed         2,680,112        627,498         97,662
  Net change in unrealized gain (loss)
    on investments ........................     (36,006,094)    10,273,250     55,648,508
                                             --------------   ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ...............     115,230,439     96,070,402    107,590,157
                                             --------------   ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  [Note 7] ................................      (5,484,215)    36,970,919     44,932,925
                                             --------------   ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM EQUITY TRANSFERS
  [Note 8] ................................          98,440     (1,143,063)    (3,421,660)
                                             --------------   ------------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS ...     109,844,664    131,898,258    149,101,422
                                             --------------   ------------   ------------
NET ASSETS:
  Beginning of year .......................     918,503,799    786,605,541    637,504,119
                                             --------------   ------------   ------------
  End of year .............................  $1,028,348,463   $918,503,799   $786,605,541
                                             ==============   ============   ============

                                    SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A21 THROUGH A27
                                                                A18


                                                       FINANCIAL STATEMENTS OF
                                             THE VARIABLE UNIVERSAL LIFE SUBACCOUNTS OF
                                             THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT



STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31,1997, 1996 and 1995


                                                                                   SUBACCOUNTS
                                                 ----------------------------------------------------------------------------------
                                                                  HIGH
                                                                  YIELD                                     STOCK
                                                                  BOND                                      INDEX
                                                 ---------------------------------------   ----------------------------------------
                                                    1997          1996           1995          1997          1996          1995
                                                 -----------   -----------   -----------   ------------  ------------  ------------
OPERATIONS
  Net investment income (loss)..............     $ 7,594,709   $ 6,844,609   $ 6,151,112   $  4,312,113  $  4,179,793  $  3,665,394
  Capital gains distributions received......               0             0             0     17,197,911     4,749,836     2,097,393
  Realized gain (loss) on shares redeemed
   [average cost basis] ....................         311,580        20,787      (58,578)      6,786,808       263,052       293,916
  Net change in unrealized gain (loss) on
    investments.............................       2,620,272       581,780     3,163,738    113,415,557    61,075,735    66,716,563
                                                 -----------   -----------   -----------   ------------  ------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.................      10,526,561     7,447,176     9,256,272    141,712,389    70,268,416    72,773,266
                                                 -----------   -----------   -----------   ------------  ------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  [Note 7]..................................         374,682     5,326,899     4,374,480     58,525,779    55,125,681    33,935,158
                                                 -----------   -----------   -----------   ------------  ------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM EQUITY TRANSFERS
  [Note 8]..................................        (110,168)       52,425      (119,164)      (910,143)       82,144      (100,558)
                                                 -----------   -----------   -----------   ------------  ------------  ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS           10,791,075    12,826,500    13,511,588    199,328,025   125,476,241   106,607,866

NET ASSETS:
  Beginning of year.........................      80,876,861    68,050,361    54,538,773    422,844,131   297,367,890   190,760,024
                                                 -----------   -----------   -----------   ------------  ------------  ------------
  End of year...............................     $91,667,936   $80,876,861   $68,050,361   $622,172,156  $422,844,131  $297,367,890
                                                 ===========   ===========   ===========   ============  ============  ============


                                    SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A21 THROUGH A27
                                                                 A19



                                               SUBACCOUNTS (CONTINUED)
                                               -------------------------------------------------------------------------------------
                                                            EQUITY
                                                            INCOME                                        GLOBAL
                                               ------------------------------------------   ---------------------------------------
                                                   1997          1996           1995            1997           1996           1995
                                               ------------   ------------   ------------   ------------   -----------  -----------
OPERATIONS
  Net investment income (loss)..............   $  7,076,399   $  7,350,510   $  6,301,712   $    595,128   $ 1,332,143   $  454,049
  Capital gains distributions received ......    39,390,070      9,133,917      9,279,251      5,120,114     1,298,584      915,804
  Realized gain (loss) on shares redeemed
   [average cost basis] .....................     3,982,449        171,030         46,601        309,311        16,670        4,998
  Net change in unrealized gain (loss) on
    investments .............................    59,248,683     32,816,172     18,945,636       (917,843)    9,125,406    4,212,026
                                               ------------   ------------   ------------   ------------   -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS .................   109,697,601     49,471,629     34,573,200      5,106,710    11,772,803    5,586,877
                                               ------------   ------------   ------------   ------------   -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  [Note 7] ..................................    36,671,034     23,125,635     38,554,244     17,556,139    24,827,377   16,098,541
                                               ------------   ------------   ------------   ------------   -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM EQUITY TRANSFERS
  [Note 8] ..................................      (393,762)      (711,051)      (646,585)      (317,463)     (137,878)  (1,921,654)
                                               ------------   ------------   ------------   ------------   -----------  -----------

TOTAL INCREASE (DECREASE) IN NET ASSETS .....   145,974,873     71,886,213     72,480,859     22,345,386    36,462,302   19,763,764

NET ASSETS:
  Beginning of year .........................   295,054,376    223,168,163    150,687,304     86,164,762    49,702,460   29,938,696
                                               ------------   ------------   ------------   ------------   -----------  -----------
  End of year ...............................  $441,029,249   $295,054,376   $223,168,163   $108,510,148   $86,164,762  $49,702,460
                                               ============   ============   ============   ============   ===========  ===========



                                                     SUBACCOUNTS (CONTINUED)
                                             --------------------------------------
                                                            PRUDENTIAL*
                                                             JENNISON
                                             --------------------------------------
                                                 1997          1996          1995
                                             -----------   -----------   ----------
OPERATIONS
  Net investment income (loss) ............  $  (281,961)  $   (85,477)  $  (11,994)
  Capital gains distributions received ....    5,052,341             0            0
  Realized gain (loss) on shares redeemed
   [average cost basis] ...................      525,215             0            0
  Net change in unrealized gain (loss) on
    investments ...........................   10,743,964     3,012,624      281,405
                                             -----------   -----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ...............   16,039,559     2,927,147      269,411
                                             -----------   -----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  [Note 7] ................................   34,918,336    30,275,275    7,175,027
                                             -----------   -----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM EQUITY TRANSFERS
  [Note 8] ................................     (773,643)      385,656      214,343
                                             -----------   -----------   ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS ...   50,184,252    33,588,078    7,658,781

NET ASSETS:
  Beginning of year .......................   41,246,859     7,658,781            0
                                             -----------   -----------   ----------
  End of year .............................  $91,431,111   $41,246,859   $7,658,781
                                             ===========   ===========   ==========



*Commenced Business on 5/1/95.


                                     SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A21 THROUGH A27
                                                                 A20




                        NOTES TO FINANCIAL STATEMENTS OF
                   THE VARIABLE UNIVERSAL LIFE SUBACCOUNTS OF
                   THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT
                      For the Year Ended December 31, 1997


NOTE 1:  GENERAL

         The Prudential Variable Appreciable Account (the "Account") of The Prudential Insurance Company of America ("Prudential") was established on August 11, 1987 by a resolution of Prudential's Board of Directors in conformity with insurance laws of the State of New Jersey. The assets of the Account are segregated from Prudential's other assets. Proceeds from the purchases of Prudential Variable Appreciable Life
         (PVAL) and Prudential Survivorship Preferred (SVUL) Contracts are invested in the Account.

         The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. There are ten subaccounts within the Account available to Contract holders of PVUL, which invest in a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is a diversified open-end management investment company, and is managed by Prudential.

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

         The financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

         Investments - The investments in shares of the Series Fund are stated at the net asset value of the respective portfolio.

         Security Transactions - Realized gains and losses on security transactions are reported on an average cost basis. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

         Distributions Received - Dividend and capital gain distributions received are reinvested in additional shares of the Series Fund and are recorded on the ex-dividend date.

         Equity of The Prudential Insurance Company of America - Prudential maintains a position in the Account for liquidity purposes including unit purchases and redemptions, fund share transactions, and expense processing. Prudential monitors the balance daily and transfers funds based upon anticipated activity. At times, Prudential may owe an amount to the Account, which is reflected in the Account's Statements of Net Assets as a receivable from Prudential. The receivable does not have an effect on the Contract owner's account or the related unit value.

Note 3:  INVESTMENT INFORMATION FOR THE PRUDENTIAL SERIES FUND, INC. PORTFOLIOS

         The net asset value per share for each portfolio of the Series Fund, the number of shares of each portfolio held by the subaccounts of the Account and the aggregate cost of investments in such shares at December 31, 1997 were as follows:


                                                                               PORTFOLIOS
                                             --------------------------------------------------------------------------
                                                MONEY      DIVERSIFIED                     FLEXIBLE       CONSERVATIVE
                                               MARKET         BOND          EQUITY         MANAGED          BALANCED
                                             -----------  ------------  --------------  --------------   --------------
          Number of Shares:                    9,510,428    11,695,927      44,150,785      77,995,962       68,623,393
          Net asset value per share:         $  10.00000  $   11.02185  $     31.06909  $     17.28029   $     14.97022
          Cost:                              $95,104,276  $127,778,984  $1,021,616,812  $1,298,687,478   $1,012,639,267



                                                                            PORTFOLIOS (CONTINUED)
                                             --------------------------------------------------------------------------
                                                 HIGH
                                                 YIELD         STOCK         EQUITY                         PRUDENTIAL
                                                 BOND          INDEX         INCOME           GLOBAL         JENNISON
                                             ------------  ------------   ------------     -----------      -----------
         Number of Shares:                     11,255,154    20,560,943     19,682,485       6,054,080        5,155,568
         Net asset value per share:          $    8.14453  $   30.21956   $   22.38737     $  17.92348      $  17.73151
         Cost:                               $ 89,660,507  $361,879,797   $331,809,980     $97,511,686      $77,378,009



NOTE 4:  CONTRACT OWNER UNIT INFORMATION

         Outstanding Contract owner units, unit values and total value of Contract owner equity at December 31, 1997 were as follows:


                                                                          SUBACCOUNTS
                                         -------------------------------------------------------------------------------------------
                                              MONEY          DIVERSIFIED                            FLEXIBLE         CONSERVATIVE
                                              MARKET            BOND              EQUITY            MANAGED            BALANCED
                                         ---------------   ---------------   ----------------   ----------------   -----------------
Contract Owner Units Outstanding (PVAL).  38,909,139.353    37,082,552.171    192,670,577.036    270,135,601.789    218,020,371.531
Unit Value (PVAL) ...................... $       1.58873   $       2.17433   $        4.29156   $        3.07895   $        2.55041
                                         ---------------   ---------------   ----------------   ----------------   -----------------
Contract Owner Equity (PVAL) ........... $    61,816,117   $    80,629,705   $    826,857,342   $    831,734,011   $    556,041,336
                                         ---------------   ---------------   ----------------   ----------------   -----------------
Contract Owner Units Outstanding
  (PVAL $100,000+ face) ................  18,458,545.137    22,697,498.739    129,893,269.042    171,984,362.751    189,705,796.235
Unit Value (PVAL $100,000+ face) ....... $       1.54794   $       2.11769   $        4.18060   $        2.99911   $        2.48409
Contract Owner Equity (PVAL              ---------------   ---------------   ----------------   ----------------   -----------------
  $100,000+ face) ...................... $    28,572,720   $    48,066,266   $    543,031,800   $    515,800,022   $     471,246,271
                                         ---------------   ---------------   ----------------   ----------------   -----------------
Contract Owner Units Outstanding (SVUL)    2,648,352.917       380,114.649      2,579,924.823      1,234,178.929        836,953.765
Unit Value (SVUL) ...................... $       1.08769   $       1.11923   $        1.48048   $        1.33809   $        1.26752
                                         ---------------   ---------------   ----------------   ----------------   -----------------
Contract Owner Equity (SVUL) ........... $     2,880,587   $       425,436   $      3,819,527   $      1,651,443   $      1,060,856
                                         ---------------   ---------------   ----------------   ----------------   -----------------
TOTAL CONTRACT OWNER EQUITY ............ $    93,269,424   $   129,121,407   $  1,373,708,669   $  1,349,185,476   $   1,028,348,463
                                         ===============   ===============   ================   ================   =================

                                                                       A22


                                                                          SUBACCOUNTS (CONTINUED)
                                          ---------------------------------------------------------------------------------------
                                             HIGH YIELD          STOCK             EQUITY                           PRUDENTIAL
                                               BOND              INDEX             INCOME            GLOBAL          JENNISON
                                          ---------------   ---------------   ---------------   ---------------   ---------------
Contract Owner Units Outstanding (PVAL).   23,131,451.862    87,096,741.492    71,391,113.621    58,222,623.069    36,483,251.911
Unit Value (PVAL) ......................  $       2.37943   $       4.41436   $       4.17583   $       1.41253   $       1.86119
                                          ---------------   ---------------   ---------------   ---------------   ---------------
Contract Owner Equity (PVAL) ...........  $    55,039,671   $   384,476,371   $   298,117,154   $    82,241,202   $    67,902,264
                                          ---------------   ---------------   ---------------   ---------------   ---------------
Contract Owner Units Outstanding
  (PVAL $100,000+ face) ................   15,535,412.038    54,360,075.140    34,647,590.548    17,548,821.325    12,109,526.233
Unit Value (PVAL $100,000+ face) .......  $       2.31834   $       4.29923   $       4.06648   $       1.39734   $       1.84650
                                          ---------------   ---------------   ---------------   ---------------   ---------------
Contract Owner Equity (PVAL
  $100,000+ face) ......................  $    36,016,367   $   233,706,466   $   140,893,734   $    24,521,670   $    22,360,240
                                          ---------------   ---------------   ---------------   ---------------   ---------------

Contract Owner Units Outstanding (SVUL)       448,976.859     2,430,022.226     1,208,375.161     1,346,309.879       726,406.872
Unit Value (SVUL) ......................  $       1.23162   $       1.64168   $       1.67031   $       1.25444   $       1.60875
                                          ---------------   ---------------   ---------------   ---------------   ---------------
Contract Owner Equity (SVUL) ...........  $       552,969   $     3,989,319   $     2,018,361   $     1,688,865   $     1,168,607
                                          ---------------   ---------------   ---------------   ---------------   ---------------
TOTAL CONTRACT OWNER EQUITY.............  $    91,609,007   $   622,172,156   $   441,029,249   $   108,451,737   $    91,431,111
                                          ===============   ===============   ===============   ===============   ===============



NOTE 5:  CHARGES AND EXPENSES

         A. Mortality Risk and Expense Risk Charges

            The mortality risk and expense risk charges at an effective annual rate of 0.90% is applied daily against the net assets representing equity of PVAL Contract owners held in each subaccount. For Contract owners investing in PVAL with face amounts of $100,000 or more the annual rate is 0.60%. For Contract owners investing in SVUL the annual rate is 0.90%.

            Mortality risk is that Contract owners may not live as long as estimated and expense risk is that the cost of issuing and administering the policies may exceed the estimated expenses. For 1997, the amount of these charges paid to Prudential was $18,767,367 for PVAL Contracts, $18,002,915 for PVAL Contracts with face amounts of $100,000 or more and $109,088 for SVUL Contracts.

         B. Deferred Sales Charge

            Subsequent to Contract owner redemption, a deferred sales charge is imposed upon surrenders of certain variable life insurance Contracts to compensate Prudential for sales and other marketing expenses. The amount of any sales charge will depend on the number of years that have elapsed since the Contract was issued. No sales charge will be imposed after the tenth year of the Contract. No sales charge will be imposed on death benefits. For 1997, the amount of these charges paid to Prudential was $8,918,133.

         C. Partial Withdrawal Charge

            A charge is imposed by Prudential on partial withdrawals of the cash surrender value. For 1997, the amount of these charges paid to Prudential was $3,718,341.

         D. Expense Reimbursement

            PVAL Contracts are reimbursed by Prudential, on a non-guaranteed basis, for expenses incurred by the Series Fund in excess of the effective rate of 0.45% for the Stock Index Portfolio, 0.50% for the Equity Income Portfolio, and 0.65% for the High Yield Bond Portfolio of the average daily net assets of these portfolios. For 1997, the amount of these reimbursements totaled $0.


                                      A23

         E. Cost of Insurance Charges

            Contract owners contributions to the Account are subject to the following charges: transaction costs, premium taxes, sales charges, monthly administration charges, and death benefit risk charges prior to the investment in the Account. During 1997, Prudential received a total of $18,592,697, $37,395,717, $97,887,744, $63,196,365 and
            $13,745,360, respectively, for these charges.


NOTE 6:  TAXES

         Prudential is taxed as a "life insurance company" as defined by the Internal Revenue Code and the results of operations of the Account form a part of Prudential's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements.


NOTE 7: NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM PREMIUM PAYMENTS AND OTHER OPERATING TRANSFERS

         The following amounts represent Contract owner activity components for the year ended December 31, 1997:


                                                                             SUBACCOUNTS
                                               ---------------------------------------------------------------------------
                                                   MONEY       DIVERSIFIED                     FLEXIBLE      CONSERVATIVE
                                                  MARKET          BOND          EQUITY          MANAGED        BALANCED
                                               ------------   ------------   -------------   -------------   -------------
Contract Owner Net Payments ................   $ 43,029,352   $ 27,918,752   $ 293,586,658   $ 230,098,301   $ 193,920,159
Policy Loans ...............................   $ (2,616,136)  $ (2,676,866)  $ (36,815,052)  $ (29,768,329)  $ (21,017,180)
Policy Loan Repayments and Interest ........   $  1,685,370   $  1,259,455   $  15,156,086   $  13,061,811   $  10,130,000
Surrenders, Withdrawals, and Death Benefits.   $(11,469,314)  $ (7,179,534)  $ (79,836,234)  $ (69,955,243)  $ (68,407,322)
Net Transfers From (To) Other Subaccounts
  or Fixed Rate Options ....................   $(27,263,357)  $ (3,556,460)  $     281,061   $ (12,348,231)  $ (19,240,097)
Administrative and Other Charges ...........   $(10,301,958)  $(11,908,704)  $(137,177,962)  $(115,580,696)  $(100,869,775)


                                                                        SUBACCOUNTS (CONTINUED)
                                               ---------------------------------------------------------------------------
                                                   HIGH
                                                   YIELD         STOCK          EQUITY                        PRUDENTIAL
                                                   BOND          INDEX          INCOME         GLOBAL          JENNISON
                                               -----------    ------------   ------------    ------------    -------------
Contract Owner Net Payments ................   $19,451,504    $126,688,004   $ 79,016,436    $ 34,211,689    $ 34,294,641
Policy Loans ...............................   $(2,378,667)   $(15,814,797)  $ (9,558,454)   $ (2,628,076)   $ (1,732,453)
Policy Loan Repayments and Interest ........   $ 1,433,405    $  5,919,148   $  3,893,428    $  1,262,980    $    744,576
Surrenders, Withdrawals, and Death
Benefits ...................................   $(6,747,487)   $(32,499,126)  $(21,564,128)   $ (7,075,480)   $ (3,227,110)
Net Transfers From (To) Other Subaccounts
  or Fixed Rate Options ....................   $(2,355,030)   $ 30,361,425   $ 21,482,832    $  4,870,997    $ 16,630,147
Administrative and Other Charges ...........   $(9,029,043)   $(56,128,875)  $(36,599,080)   $(13,085,971)   $(11,791,465)



NOTE 8:  NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM EQUITY TRANSFERS

         The increase (decrease) in net assets resulting from equity transfers represents the net contributions (withdrawals) of Prudential to (from) the Account.


                                      A24

NOTE 9:  UNIT ACTIVITY

         Transactions in units (including transfers among subaccounts) for the year ended December 31, 1997 were as follows:


                                                                          SUBACCOUNTS
                                    ---------------------------------------------------------------------------------------
                                        MONEY           DIVERSIFIED                         FLEXIBLE        CONSERVATIVE
                                        MARKET              BOND            EQUITY           MANAGED          BALANCED
                                    ---------------   ---------------   ---------------  ---------------   ----------------
Contract Owner Contributions:        65,667,687.360    16,213,787.198    92,473,729.304    93,973,163.620    93,048,912.698
Contract Owner Redemptions:         (69,425,851.286)  (14,250,810.327)  (76,628,697.286)  (87,813,518.888)  (94,880,956.345)

                                                                    SUBACCOUNTS (CONTINUED)
                                    ---------------------------------------------------------------------------------------
                                       HIGH YIELD         STOCK             EQUITY                           PRUDENTIAL
                                          BOND            INDEX             INCOME           GLOBAL           JENNISON
                                    ---------------   ---------------   ---------------  ---------------   ----------------
Contract Owner Contributions:        17,186,033.239    50,408,149.325    34,569,865.840    37,198,996.863    36,782,725.213
Contract Owner Redemptions:         (16,878,089.505)  (34,222,528.100)  (24,004,754.496)  (24,567,570.689)  (16,099,947.069)




NOTE 10: PURCHASES AND SALES OF INVESTMENTS

         The aggregate costs of purchases and proceeds from sales of investments in the Series Fund were as follows:

                                                                          PORTFOLIOS
                                           ---------------------------------------------------------------------------
                                              MONEY        DIVERSIFIED                     FLEXIBLE       CONSERVATIVE
                                              MARKET          BOND           EQUITY         MANAGED         BALANCED
                                           ------------    -----------    ------------    ------------    ------------
For the year ended December 31, 1997
Purchases.............................     $ 26,486,000    $ 6,759,000    $ 69,128,000    $ 24,560,000    $ 10,479,000
Sales.................................     $(34,231,000)   $(4,176,000)   $(26,544,000)   $(19,748,000)   $(24,116,000)



                                                                    PORTFOLIOS (CONTINUED)
                                           --------------------------------------------------------------------------
                                             HIGH YIELD       STOCK         EQUITY                        PRUDENTIAL
                                                BOND          INDEX         INCOME           GLOBAL        JENNISON
                                           ------------    -----------    -----------     -----------     -----------
For the year ended December 31, 1997
Purchases.............................     $ 11,827,000    $ 60,645,000   $ 37,969,000    $ 18,498,000    $ 36,454,000
Sales.................................     $(12,181,000)   $ (7,649,000)  $ (4,614,000)   $ (1,946,000)   $ (2,764,000)


NOTE 11: RELATED PARTY TRANSACTIONS

         The Prudential has purchased multiple VAL Contracts insuring the lives of certain employees. The Prudential is the owner and beneficiary of the Contracts. There were no net premium payments for the year ended December 31, 1997. Equity of Contract owners in the Flexible Managed subaccount at December 31, 1997 includes approximately $242.1 million owned by the Prudential.


                                      A25

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Contract Owners of the
Variable Universal Life Subaccounts of the
Prudential Variable Appreciable Account
and the Board of Directors of
The Prudential Insurance Company of America


In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the subaccounts (Money Market, Diversified Bond, Equity, Flexible Managed, Conservative Balanced, High Yield Bond, Stock Index, Equity Income, Global, and Prudential Jennison) of the Prudential Variable Appreciable Account at December 31, 1997, the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of The Prudential Insurance Company of America's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares owned in The Prudential Series Fund, Inc. at December 31, 1997, provide a reasonable basis for the opinion expressed above.






PRICE WATERHOUSE LLP
New York, New York
March 20, 1998



                                      A26

                          INDEPENDENT AUDITORS' REPORT


To the Contract Owners of the
Variable Universal Life Subaccounts of the
Prudential Variable Appreciable Account
and the Board of Directors of the
Prudential Insurance Company of America
Newark, New Jersey


We have audited the accompanying statements of changes in net assets of The Prudential Variable Appreciable Account of The Prudential Insurance Company of America (comprising, respectively, the Money Market, Diversified Bond, Equity, Flexible Managed, Conservative Balanced, High Yield Bond, Stock Index, Equity Income, Global, and Prudential Jennison subaccounts) for the periods presented in the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the changes in net assets of each of the respective subaccounts constituting The Prudential Variable Appreciable Account for the respective stated periods in conformity with generally accepted accounting principles.






Deloitte & Touche LLP
Parsippany, New Jersey
February 15, 1996



                                      A27


                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


March 5, 1998

To the Board of Directors and Policyholders of The Prudential Insurance Company of America

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of changes in equity and of cash flows present fairly, in all material respects, the financial position of The Prudential Insurance Company of America and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
The Prudential Insurance Company of America
Newark, New Jersey

We have audited the accompanying consolidated statements of operations, changes in equity, and cash flows of The Prudential Insurance Company of America and subsidiaries for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statements of operations, changes in equity, and cash flows present fairly, in all material respects, the results of operations and cash flows of The Prudential Insurance Company of America and subsidiaries for the year ended December 31, 1995 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
June 4, 1997


                                         THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                                        CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                                          DECEMBER 31, 1997 AND 1996 (IN MILLIONS)

                                                                                                   1997               1996
                                                                                                -----------        -----------
ASSETS
  Fixed maturities:
    Available for sale, at fair value (amortized cost, 1997: $71,496; 1996: $64,545) .......... $    75,270        $    66,553
    Held to maturity, at amortized cost (fair value, 1997: $19,894; 1996: $21,362) ............      18,700             20,403
  Trading account assets, at fair value........................................................       6,044              4,219
  Equity securities, available for sale, at fair value (cost, 1997: $2,376; 1996: $2,103) .....       2,810              2,622
  Mortgage loans on real estate ...............................................................      16,004             17,097
  Investment real estate ......................................................................       1,519              2,586
  Policy loans ................................................................................       6,827              6,692
  Securities purchased under agreements to resell .............................................       8,661              5,347
  Cash collateral for borrowed securities .....................................................       5,047              2,416
  Short-term investments ......................................................................      12,106              9,294
  Other long-term investments .................................................................       3,360              2,995
                                                                                                -----------        -----------
    Total investments .........................................................................     156,348            140,224

  Cash ........................................................................................       3,636              2,091
  Deferred policy acquisition costs ...........................................................       5,994              6,291
  Accrued investment income ...................................................................       1,909              1,828
  Receivables from broker-dealer clients ......................................................       6,273              5,281
  Other assets ................................................................................      11,276              9,990
  Separate Account assets .....................................................................      74,046             63,358
                                                                                                -----------        -----------
TOTAL ASSETS .................................................................................. $   259,482        $   229,063
                                                                                                ===========        ===========

LIABILITIES AND EQUITY

LIABILITIES
  Future policy benefits ...................................................................... $    65,581        $    63,955
  Policyholders' account balances .............................................................      32,941             36,009
  Other policyholders' liabilities ............................................................       6,659              6,043
  Policyholders' dividends ....................................................................       1,269                714
  Securities sold under agreements to repurchase ..............................................      12,347              7,503
  Cash collateral for loaned securities .......................................................      14,117              8,449
  Short-term debt .............................................................................       6,774              6,562
  Long-term debt ..............................................................................       4,273              3,760
  Income taxes payable ........................................................................         500              1,544
  Payables to broker-dealer clients ...........................................................       3,338              3,018
  Securities sold but not yet purchased .......................................................       3,533              1,900
  Other liabilities ...........................................................................      14,774              8,238
  Separate Account liabilities ................................................................      73,658             62,845
                                                                                                -----------        -----------
    TOTAL LIABILITIES .........................................................................     239,764            210,540
                                                                                                ===========        ===========

COMMITMENTS AND CONTINGENCIES (SEE NOTES 12, 13 AND 14)

EQUITY
  Retained earnings ...........................................................................      18,051             17,443
  Net unrealized investment gains .............................................................       1,752              1,136
  Foreign currency translation adjustments ....................................................         (85)               (56)
                                                                                                -----------        -----------
    TOTAL EQUITY ..............................................................................      19,718             18,523
                                                                                                -----------        -----------
TOTAL LIABILITIES AND EQUITY .................................................................. $   259,482        $   229,063
                                                                                                ===========        ===========


                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




                                         THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                                            CONSOLIDATED STATEMENTS OF OPERATIONS
                                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (IN MILLIONS)

                                                                                    1997            1996             1995
                                                                                ------------     -----------      -----------
REVENUES
  Premiums .................................................................... $     18,534     $    18,962      $    19,783
  Policy charges and fee income ...............................................        1,828           1,912            1,824
  Net investment income .......................................................        9,863           9,742           10,178
  Realized investment gains, net ..............................................        2,187           1,138            1,503
  Commissions and other income ................................................        4,661           4,521            3,952
                                                                                ------------     -----------      -----------
    Total revenues ............................................................       37,073          36,275           37,240
                                                                                ------------     -----------      -----------

BENEFITS AND EXPENSES
  Policyholders' benefits .....................................................       18,208          19,306           19,470
  Interest credited to policyholders' account balances ........................        2,043           2,251            2,739
  Dividends to policyholders ..................................................        2,429           2,339            2,317
  General and administrative expenses .........................................       11,926          10,875           10,345
  Sales practice remediation costs ............................................        1,640             410               --
                                                                                ------------     -----------      -----------
    Total benefits and expenses ...............................................       36,246          35,181           34,871
                                                                                ------------     -----------      -----------

INCOME FROM OPERATIONS BEFORE INCOME TAXES ....................................          827           1,094            2,369
                                                                                ------------     -----------      -----------
  Income taxes
    Current ...................................................................          (46)            406            1,293
    Deferred ..................................................................          263            (390)            (167)
                                                                                ------------     -----------      -----------
                                                                                         217              16            1,126
                                                                                ------------     -----------      -----------

NET INCOME .................................................................... $        610     $     1,078      $     1,243
                                                                                ============     ===========      ===========

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
           YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (IN MILLIONS)



                                                                      FOREIGN           NET
                                                                      CURRENCY       UNREALIZED
                                                     RETAINED       TRANSLATION      INVESTMENT        TOTAL
                                                     EARNINGS       ADJUSTMENTS        GAINS           EQUITY
                                                    ---------       -----------      ----------      ---------
BALANCE, JANUARY 1, 1995 ........................   $  15,126       $     (42)       $      16       $  15,100
  Net income ....................................       1,243              --               --           1,243
  Change in foreign currency translation
    adjustments .................................          --              18               --              18
  Change in net unrealized investment gains .....          --              --            2,381           2,381
                                                    ---------       ---------        ---------       ---------

BALANCE, DECEMBER 31, 1995 ......................      16,369             (24)           2,397          18,742
  Net income ....................................       1,078              --               --           1,078
  Change in foreign currency translation
    adjustments .................................          --             (32)              --             (32)
  Change in net unrealized investment gains .....          --              --           (1,261)         (1,261)
  Additional pension liability adjustment .......          (4)             --               --              (4)
                                                    ---------       ---------        ---------       ---------

BALANCE, DECEMBER 31, 1996 ......................      17,443             (56)           1,136          18,523
  Net income ....................................         610              --               --             610
  Change in foreign currency translation
    adjustments .................................          --             (29)              --             (29)
  Change in net unrealized investment gains .....          --              --              616             616
  Additional pension liability adjustment .......          (2)             --               --              (2)
                                                    ---------       ---------        ---------       ---------
BALANCE, DECEMBER 31, 1997 ......................   $  18,051       $     (85)       $   1,752       $  19,718
                                                    =========       =========        =========       =========

                             SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
           YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (IN MILLIONS)


                                                                        1997             1996             1995
                                                                     ----------        ---------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income .....................................................   $     610         $   1,078        $   1,243
  Adjustments to reconcile net income to
   net cash provided by operating activities:
    Realized investment gains, net ...............................      (2,187)           (1,138)          (1,503)
    Policy charges and fee income ................................        (258)             (208)            (201)
    Interest credited to policyholders' account balances .........       2,043             2,128            2,616
    Depreciation and amortization ................................         258               266              398
    Other, net ...................................................       4,681            (1,180)          (2,628)
    Loss (gain) on divestitures ..................................        --                (116)             297
    Change in:
      Deferred policy acquisition costs ..........................         143              (122)            (214)
      Policy liabilities and insurance reserves ..................       2,477             2,471            2,382
      Securities purchased under agreements to resell ............      (3,314)             (217)             461
      Trading account assets .....................................      (1,825)             (433)           2,579
      Income taxes receivable/payable ............................      (1,391)             (937)             194
      Cash collateral for borrowed securities ....................      (2,631)             (332)              25
      Broker-dealer client receivables/payables ..................        (672)             (607)            (420)
      Securities sold but not yet purchased ......................       1,633               251             (225)
      Securities sold under agreements to repurchase .............       4,844              (490)            (712)
                                                                     ---------         ---------        ---------
       CASH FLOWS FROM OPERATING ACTIVITIES ......................   $   4,411         $     414        $   4,292
                                                                     ---------         ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the sale/maturity of:
   Fixed maturities, available for sale ..........................   $ 123,550         $ 123,368        $  97,084
   Fixed maturities, held to maturity ............................       4,042             4,268            3,767
   Equity securities, available for sale .........................       2,572             2,162            2,370
   Mortgage loans on real estate .................................       4,299             5,731            5,553
   Investment real estate ........................................       1,842               615              435
   Other long-term investments ...................................       5,081             3,203            3,385
   Divestitures ..................................................        --                  52              790
  Payments for the purchase of:
   Fixed maturities, available for sale ..........................    (129,854)         (125,093)        (101,197)
   Fixed maturities, held to maturity ............................      (2,317)           (2,844)          (6,803)
   Equity securities, available for sale .........................      (2,461)           (2,384)          (1,391)
   Mortgage loans on real estate .................................      (3,363)           (1,906)          (3,015)
   Investment real estate ........................................        (241)             (142)            (387)
   Other long-term investments ...................................      (4,148)           (2,060)          (1,849)
  Cash collateral for securities loaned (net) ....................       5,668             2,891            3,471
  Short-term investments (net) ...................................      (2,848)           (1,915)           2,793
                                                                     ---------         ---------        ---------
       CASH FLOWS FROM INVESTING ACTIVITIES ......................   $   1,822         $   5,946        $   5,006
                                                                     ---------         ---------        ---------

                              SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

              YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (IN MILLIONS)


                                                                        1997              1996             1995
                                                                     ---------         ---------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Policyholders' account deposits ................................   $   5,020         $   2,799         $   2,724
  Policyholders' account withdrawals .............................      (9,873)           (8,099)           (9,164)
  Net increase(decrease) in short-term debt ......................         305               583            (3,077)
  Proceeds from the issuance of long-term debt ...................         324                93               763
  Repayments of long-term debt ...................................        (464)           (1,306)              (30)
                                                                     ---------         ---------         ---------

       CASH FLOWS USED IN FINANCING ACTIVITIES ...................      (4,688)           (5,930)           (8,784)
                                                                     ---------         ---------         ---------

NET INCREASE IN CASH .............................................       1,545               430               514

CASH, BEGINNING OF YEAR ..........................................       2,091             1,661             1,147
                                                                     ---------         ---------         ---------

CASH, END OF YEAR ................................................   $   3,636         $   2,091         $   1,661
                                                                     =========         =========         =========

SUPPLEMENTAL CASH FLOW INFORMATION:

Income taxes paid ................................................   $     968         $     793         $     430
                                                                     ---------         ---------         ---------

Interest paid ....................................................   $   1,243         $   1,404         $   1,413
                                                                     ---------         ---------         ---------


                                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS

    The Prudential Insurance Company of America and its subsidiaries (collectively, "the Company") provide insurance and financial services throughout the United States and many locations worldwide. Principal products and services provided include life and health insurance, annuities, pension and retirement related investments and administration, managed healthcare, property and casualty insurance, securities brokerage, asset management, investment advisory services and real estate brokerage.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of the Prudential Insurance Company of America, a mutual life insurance company, and its subsidiaries, and those partnerships and joint ventures in which the Company has a controlling interest. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). All significant intercompany balances and transactions have been eliminated.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

    INVESTMENTS

    FIXED MATURITIES classified as "available for sale" are carried at estimated fair value. Fixed maturities that the Company has both the positive intent and ability to hold to maturity are stated at amortized cost and classified as "held to maturity." The amortized cost of fixed maturities are written down to estimated fair value when considered impaired and the decline in value is considered to be other than temporary. Unrealized gains and losses on fixed maturities "available for sale," net of income tax, the effect on deferred policy acquisition costs and participating annuity contracts that would result from the realization of unrealized gains and losses, are included in a separate component of equity, "Net unrealized investment gains."

    TRADING ACCOUNT ASSETS are carried at estimated fair value.

    EQUITY SECURITIES, available for sale, comprised of common and non-redeemable preferred stock, are carried at estimated fair value. The associated unrealized gains and losses, net of income tax, the effect on deferred policy acquisition costs and participating annuity contracts that would result from the realization of unrealized gains and losses, are included in a separate component of equity, "Net unrealized investment gains."

     MORTGAGE LOANS ON REAL ESTATE are stated primarily at unpaid principal balances, net of unamortized discounts and allowance for losses on impaired loans. Impaired loans are identified by management as loans in which a probability exists that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or the fair value of the collateral, if the loan is collateral dependent. The Company's periodic evaluation of the adequacy of the allowance for losses is based on a number of factors, including past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans.

    Interest received on impaired loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as revenue, according to management's judgment as to the collectibility of principal. Management discontinues the accrual of interest on impaired loans after the loans are 90 days delinquent as to principal or interest or earlier when management has serious doubts about collectibility. When a loan is recognized as

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


    impaired, any accrued but unpaid interest previously recorded on such loan is reversed against interest income of the current period. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where interest has been interrupted for a substantial period, a regular payment performance has been established.

    INVESTMENT REAL ESTATE, which the Company has the intent to hold for the production of income, is carried at depreciated cost less any write-downs to fair value for impairment losses. Depreciation on real estate is computed using the straight-line method over the estimated lives of the properties. Real estate to be disposed of is carried at the lower of depreciated cost or fair value less selling costs and is not depreciated once classified as such.

    POLICY LOANS are carried at unpaid principal balances.

    SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE are carried at the amounts at which the securities will be subsequently resold or reacquired, including accrued interest, as specified in the respective agreements. The Company's policy is to take possession of securities purchased under agreements to resell. The market value of securities to be repurchased is monitored, and additional collateral is requested, where appropriate, to protect against credit exposure.

    SECURITIES BORROWED AND SECURITIES LOANED are recorded at the amount of cash advanced or received. With respect to securities loaned, the Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary. Non-cash collateral received is not reflected in the Consolidated Statements of Financial Position. Substantially, all the Company's securities borrowed contracts are with other brokers and dealers, commercial banks and institutional clients. Substantially, all of the Company's securities loaned are with large brokerage firms.

    These transactions are used to generate net investment income and facilitate trading activity. These instruments are short-term in nature (usually 30 days or less) and are collateralized principally by U.S. Government and mortgage-backed securities. The carrying amounts of these instruments approximate fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

    SHORT-TERM INVESTMENTS, including highly liquid debt instruments purchased with an original maturity of twelve months or less, are carried at amortized cost, which approximates fair value.

    OTHER LONG-TERM INVESTMENTS primarily represent the Company's investments in joint ventures and partnerships in which the Company does not have control and derivatives held for purposes other than trading. Joint venture and partnership investments are recorded using the equity method of accounting, reduced for other than temporary declines in value.

    REALIZED INVESTMENT GAINS, NET are computed using the specific identification method. Costs of fixed maturities and equity securities are adjusted for impairments considered to be other than temporary. Allowances for losses on mortgage loans on real estate are netted against asset categories to which they apply and provisions for losses on investments are included in "Realized investment gains, net." Unrealized gains and losses on trading account assets are included in "Commissions and other income."

    CASH

    Cash includes cash on hand, amounts due from banks, and money market instruments.

    DEFERRED POLICY ACQUISITION COSTS

    The costs which vary with and that are related primarily to the production of new insurance business are deferred to the extent such costs are deemed recoverable from future profits. Such costs include certain commissions, costs of policy issuance and underwriting, and certain variable field office expenses. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. Deferred policy acquisition costs are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in equity.

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


    For life insurance, deferred policy acquisition costs are amortized over the expected life of the contracts (up to 45 years) in proportion to estimated gross margins based on historical and anticipated future experience, which is updated periodically. The effect of changes in estimated gross margins is reflected in earnings in the period they are revised. Policy acquisition costs related to interest-sensitive products and certain investment-type products are deferred and amortized over the expected life of the contracts (periods ranging from 15 to 30 years) in proportion to estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated periodically. The effect of revisions to estimated gross profits on unamortized deferred acquisition costs is reflected in earnings in the period such estimated gross profits are revised.

    For property and casualty contracts, deferred policy acquisition costs are amortized over the period in which related premiums are earned. Future investment income is considered in determining the recoverability of deferred policy acquisition costs.

    For disability insurance, health insurance, group life insurance and most group annuities, acquisition costs are expensed as incurred.

    POLICYHOLDERS' DIVIDENDS

    The amount of the dividends to be paid to policyholders is determined annually by the Company's Board of Directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity, persistency and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Company.

    SEPARATE ACCOUNT ASSETS AND LIABILITIES

    Separate Account assets and liabilities are reported at estimated fair value and represent segregated funds which are invested for certain policyholders, pension fund and other customers. The assets consist of common stocks, fixed maturities, real estate related securities, real estate mortgage loans and short-term investments. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are generally borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. The investment income and gains or losses for Separate Accounts generally accrue to the policyholders and are not included in the Consolidated Statement of Operations. Mortality, policy administration and surrender charges on the accounts are included in "Policy charges and fee income."

    INSURANCE REVENUE AND EXPENSE RECOGNITION

    Premiums from participating insurance policies are generally recognized when due. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded using the net level premium method.

    Premiums from non-participating group annuities with life contingencies are generally recognized when due. For single premium immediate annuities and structured settlements, premiums are recognized when due with any excess profit deferred and recognized in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

    Amounts received as payment for interest sensitive investment contracts, deferred annuities and participating group annuities are reported as deposits to "Policyholders' account balances." Revenues from these contracts are reflected in "Policy charges and fee income" and consist primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges, surrender charges and interest earned from the investment of these account balances. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited and amortization of deferred policy acquisition costs.

    For disability insurance, group life insurance, health insurance and property and casualty insurance, premiums are recognized over the period to which the premiums relate in proportion to the amount of insurance protection provided. Claim and claim adjustment expenses are recognized when incurred.

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


    FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

    Assets and liabilities of foreign operations and subsidiaries reported in other than U.S. dollars are translated at the exchange rate in effect at the end of the period. Revenues, benefits and other expenses are translated at the average rate prevailing during the period. Translation adjustments arising from the use of differing exchange rates from period to period are charged or credited directly to equity. The cumulative effect of changes in foreign exchange rates are included in "Foreign currency translation adjustments."

    COMMISSIONS AND OTHER INCOME

    Commissions and other income principally includes securities and commodities, commission revenues, asset management fees, investment banking revenue and realized and unrealized gains on trading account assets of the Company's broker-dealer subsidiary.

    DERIVATIVE FINANCIAL INSTRUMENTS

    Derivatives include swaps, forwards, futures, options and loan commitments subject to market risk, all of which are used by the Company in both trading and other than trading activities. Income and expenses related to derivatives used to hedge are recorded on the accrual basis as an adjustment to the carrying amount or to the yield of the related assets or liabilities over the periods covered by the derivative contracts. Gains and losses relating to early terminations of interest rate swaps used to hedge are deferred and amortized over the remaining period originally covered by the swap. Gains and losses relating to derivatives used to hedge the risks associated with anticipated transactions are deferred and utilized to adjust the basis of the transaction once it has closed. If it is determined that the transaction will not close, such gains and losses are included in "Realized investment gains, net."

    DERIVATIVES HELD FOR TRADING PURPOSES are used in the Company's securities broker-dealer business and in a limited-purpose swap subsidiary to meet the risk management needs of its customers by structuring transactions that allow customers to manage their exposure to interest rates, foreign exchange rates, indices or prices of securities and commodities and when possible, matched trading positions are established to minimize risk to the Company. Derivatives used for trading purposes are recorded at fair value as of the reporting date. Realized and unrealized changes in fair values are included in "Commissions and other income" in the period in which the changes occur.

    DERIVATIVES HELD FOR PURPOSES OTHER THAN TRADING are primarily used to hedge or reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred. Additionally, other than trading derivatives are used to change the characteristics of the Company's asset/liability mix consistent with the Company's risk management activities.

    INCOME TAXES

    The Company and its domestic subsidiaries file a consolidated federal income tax return. The Internal Revenue Code (the "Code") limits the amount of non-life insurance losses that may offset life insurance company taxable income. The Code also imposes an "equity tax" on mutual life insurance companies which, in effect, imputes an additional tax to the Company based on a formula that calculates the difference between stock and mutual insurance companies' earnings. Income taxes include an estimate for changes in the total equity tax to be paid for current and prior years. Subsidiaries operating outside the United States are taxed under applicable foreign statutes.

    Deferred income taxes are generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to that portion which management believes is more likely than not to be realized.

    NEW ACCOUNTING PRONOUNCEMENTS

    In June 1996, the Financial Accounting Standards Board ("FASB") issued the Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


    125"). The statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 became effective January 1, 1997 and is to be applied prospectively. Subsequent to June 1996, FASB issued SFAS No. 127 "Deferral of the Effective Date of Certain Provisions of SFAS 125" ("SFAS 127"). SFAS 127 delays the implementation of SFAS 125 for one year for certain provisions, including repurchase agreements, dollar rolls, securities lending and similar transactions. The Company will delay implementation with respect to those affected provisions. Adoption of SFAS 125 has not and will not have a material impact on the Company's results of operations, financial condition and liquidity.

    In June of 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for years beginning after December 15, 1997. This statement defines comprehensive income as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, excluding investments by owners and distributions to owners" and establishes standards for reporting and displaying comprehensive income and its components in financial statements. The statement requires that the Company classify items of other comprehensive income by their nature and display the accumulated balance of other comprehensive income separately from retained earnings in the equity section of the Statement of Financial Position. In addition, reclassification of financial statements for earlier periods must be provided for comparative purposes.

    RECLASSIFICATIONS

    Certain amounts in the prior years have been reclassified to conform to current year presentation.

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. INVESTMENTS


   FIXED MATURITIES AND EQUITY SECURITIES

   The following tables provide additional information relating to fixed maturities and equity securities (excluding trading account assets) as of December 31:


                                                                                     1997
                                                      ------------------------------------------------------------------
                                                                             GROSS             GROSS
                                                         AMORTIZED        UNREALIZED        UNREALIZED        ESTIMATED
                                                           COST              GAINS            LOSSES         FAIR VALUE
                                                      --------------    --------------    --------------    ------------
FIXED MATURITIES AVAILABLE FOR SALE                                              (IN MILLIONS)
U.S. Treasury securities and obligations of
  U.S. government corporations and agencies.........  $        9,755    $          783    $           --    $     10,538

Obligations of U.S. states and
   their political subdivisions.....................           1,375                93                --           1,468

Foreign government bonds............................           3,177               218                17           3,378

Corporate securities................................          49,997             2,601               144          52,454

Mortgage-backed securities..........................           6,828               210                 5           7,033

Other fixed maturities..............................             364                35                --             399
                                                      --------------    --------------    --------------    ------------
Total fixed maturities available for sale...........  $       71,496    $        3,940    $          166    $     75,270
                                                      ==============    ==============    ==============    ============
EQUITY SECURITIES AVAILABLE FOR SALE................  $        2,376    $          680    $          246    $      2,810
                                                      ==============    ==============    ==============    ============


                                                                                     1997
                                                      ------------------------------------------------------------------
                                                                             GROSS             GROSS
                                                         AMORTIZED        UNREALIZED        UNREALIZED         ESTIMATED
                                                           COST              GAINS            LOSSES          FAIR VALUE
                                                      --------------    --------------    --------------    ------------
FIXED MATURITIES HELD TO MATURITY                                                (IN MILLIONS)
U.S. Treasury securities and obligations of
  U.S. government corporations and agencies.........  $           88    $            -    $            -    $         88

Obligations of U.S. states and
  their political subdivisions......................             152                 4                 1             155

Foreign government bonds............................              33                 5                 -              38

Corporate securities................................          18,282             1,212                34          19,460

Mortgage-backed securities..........................               1                 -                 -               1

Other fixed maturities..............................             144                 8                 -             152
                                                      --------------    --------------    --------------    ------------
Total fixed maturities held to maturity.............  $       18,700    $        1,229    $           35    $     19,894
                                                      ==============    ==============    ==============    ============


                                         THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3. INVESTMENTS (CONTINUED)

                                                                                     1996
                                                     -------------------------------------------------------------------
                                                                             GROSS             GROSS
                                                         AMORTIZED        UNREALIZED        UNREALIZED         ESTIMATED
                                                           COST              GAINS            LOSSES          FAIR VALUE
                                                     ---------------    --------------    --------------    ------------
FIXED MATURITIES AVAILABLE FOR SALE                                              (IN MILLIONS)
U.S. Treasury securities and obligations of
  U.S. government corporations and agencies.........  $       10,618    $          361    $           77    $     10,902

Obligations of U.S. states and
  their political subdivisions......................           1,104                29                 2           1,131

Foreign government bonds............................           2,814               137                12           2,939

Corporate securities................................          43,593             1,737               284          45,046

Mortgage-backed securities..........................           6,377               140                21           6,496

Other fixed maturities..............................              39                 1                 1              39
                                                     ---------------    --------------    --------------    ------------

Total fixed maturities available for sale........... $        64,545    $        2,405    $          397    $     66,553
                                                     ===============    ==============    ==============    ============

EQUITY SECURITIES AVAILABLE FOR SALE................ $         2,103    $          659    $          140    $      2,622
                                                     ===============    ==============    ==============    ============

                                                                                     1996
                                                     -------------------------------------------------------------------
                                                                             GROSS             GROSS
                                                         AMORTIZED        UNREALIZED        UNREALIZED         ESTIMATED
                                                           COST              GAINS            LOSSES          FAIR VALUE
                                                     ---------------    --------------    --------------    ------------
FIXED MATURITIES HELD TO MATURITY                                                (IN MILLIONS)
U.S. Treasury securities and obligations of
  U.S. government corporations and agencies......... $           309    $            3    $            6    $        306

Obligations of U.S. states and
  their political subdivisions......................               7                --                --               7

Foreign government bonds............................             162                11                --             173

Corporate securities................................          19,886             1,033                82          20,837

Mortgage-backed securities..........................              26                --                --              26

Other fixed maturities..............................              13                --                --              13
                                                     ---------------    --------------    --------------    ------------
Total fixed maturities held to maturity............. $        20,403    $        1,047    $           88    $     21,362
                                                     ===============    ==============    ==============    ============

                          INSURANCE COMPANY OF AMERICA
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. INVESTMENTS (CONTINUED)


   The amortized cost and estimated fair value of fixed maturities by contractual maturities at December 31, 1997, is shown below:

                                                            AVAILABLE FOR SALE                HELD TO MATURITY
                                                   --------------------------------    ------------------------------
                                                                       ESTIMATED                          ESTIMATED
                                                     AMORTIZED           FAIR               AMORTIZED       FAIR
                                                       COST              VALUE                COST          VALUE
                                                   --------------    --------------    --------------    ------------
                                                            (IN MILLIONS)                       (IN MILLIONS)
   Due in one year or less.......................  $        1,991    $        2,011    $          686    $        695
   Due after one year through five years.........          18,916            19,226             4,496           4,659
   Due after five years through ten years........          16,776            17,494             7,161           7,551
   Due after ten years...........................          26,985            29,506             6,356           6,988

   Mortgage-backed securities....................           6,828             7,033                 1               1
                                                   --------------    --------------    --------------    ------------
   Total.........................................  $       71,496    $       75,270    $       18,700    $     19,894
                                                   ==============    ==============    ==============    ============

   Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations

   Proceeds from the repayment of held to maturity fixed maturities during 1997, 1996 and 1995 were $4,042 million, $4,268 million, and $3,767 million, respectively. Gross gains of $62 million, $78 million, and $27 million, and gross losses of $1 million, $7 million, and $0.2 million were realized on prepayment of held to maturity fixed maturities during 1997, 1996 and 1995, respectively.

   Proceeds from the sale of available for sale fixed maturities during 1997, 1996 and 1995 were $120,604 million, $121,910 million and $96,134 million, respectively. Proceeds from the maturity of available for sale fixed maturities during 1997, 1996 and 1995 were $2,946 million, $1,458 million, and $950 million, respectively. Gross gains of $1,310 million, $1,562 million, and $2,052 million and gross losses of $639 million, $1,026 million, and $941 million were realized on sales and prepayments of available for sale fixed maturities during 1997, 1996 and 1995, respectively.

   Write downs for impairments of fixed maturities which were deemed to be other than temporary were $13 million, $54 million and $100 million for the years 1997, 1996 and 1995, respectively.

   During the year ended December 31, 1997, there were no securities classified as held to maturity that were sold and two securities so classified were transferred to the available for sale portfolio. These actions were taken as a result of a significant deterioration in credit worthiness. The aggregate amortized cost of the securities transferred was $26 million with gross unrealized investment gains of $0.5 million charged to "Net unrealized investment gains."

   During the year ended December 31, 1996, one security classified as held to maturity was sold and two securities so classified were transferred to the available for sale portfolio. These actions were taken as a result of a significant deterioration in credit worthiness. The amortized cost of the security sold was $35 million with a related realized investment loss of $0.7 million; the aggregate amortized cost of the securities transferred was $26 million with gross unrealized investment losses of $6 million charged to "Net unrealized investment gains."

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   INVESTMENTS (CONTINUED)


     MORTGAGE LOANS ON REAL ESTATE

     The Company's mortgage loans were collateralized by the following property types at December 31:

                                                                 1997                                  1996
                                                 ---------------------------------      --------------------------------
                                                                                (IN MILLIONS)
Office buildings...............................  $         4,692             28.5%      $        6,056             34.4%
Retail stores..................................            3,078             18.7%               3,676             20.9%
Residential properties.........................              891              5.4%                 961              5.4%
Apartment complexes............................            3,551             21.6%               2,954             16.8%
Industrial buildings...........................            1,958             11.9%               1,807             10.3%
Agricultural properties........................            1,666             10.1%               1,550              8.8%
Other..........................................              618              3.8%                 608              3.4%
                                                 ---------------         ---------      --------------            ------
                                       Subtotal           16,454            100.0%              17,612            100.0%
                                                                         =========                                ======
Allowance for losses...........................             (450)                                 (515)
                                                 ---------------                        --------------
Net carrying value.............................  $        16,004                        $       17,097
                                                 ===============                        ==============

     The mortgage loans are geographically dispersed throughout the United States and Canada with the largest concentrations in California (25.3%) and New York (8.3%) at December 31, 1997. Included in the above balances are mortgage loans receivable from affiliated joint ventures of $225 million and $461 million at December 31, 1997 and 1996, respectively.

     Activity in the allowance for losses for all mortgage loans, for the years ended December 31, is summarized as follows:

                                                                1997               1996              1995
                                                          ----------------   ----------------   ---------------
                                                                              (IN MILLIONS)
Allowance for losses, beginning of year..............     $            515   $            862   $         1,004
Additions charged to operations......................                   19                  9                 6
Release of allowance for losses......................                  (60)              (256)              (32)
Charge-offs, net of recoveries.......................                  (24)              (100)             (116)
                                                           ---------------   ----------------   ---------------
Allowance for losses, end of year....................     $            450   $            515   $           862
                                                          ================   ================   ===============

     The $60 million, $256 million and $32 million reduction of the mortgage loan allowance for losses in 1997, 1996 and 1995, respectively, is primarily attributable to the improved economic climate, changes in the nature and mix of borrowers and underlying collateral and a significant decrease in impaired loans consistent with a general decrease in the mortgage loan portfolio due to prepayments, sales and foreclosures.

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   INVESTMENTS (CONTINUED)


     Impaired mortgage loans and related allowance for losses at December 31, are as follows:

                                                                        1997                     1996
                                                                 -----------------        ------------------
                                                                               (IN MILLIONS)
Impaired mortgage loans with allowance for losses .............  $             330        $              941
Impaired mortgage loans with no allowance for losses ..........              1,303                     1,491
Allowance for losses ..........................................                (97)                     (189)
                                                                 -----------------        ------------------
Net carrying value of impaired mortgage loans .................  $           1,536        $            2,243
                                                                 =================        ==================

     Impaired mortgage loans with no provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. The average recorded investment in impaired loans before allowance for losses was $2,102 million, $2,842 million and $4,146 million during 1997, 1996 and 1995, respectively. Net investment income recognized on these loans totaled $140 million, $265 million and $415 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     INVESTMENT REAL ESTATE

     The Company's "investment real estate" of $1,519 million and $2,586 million at December 31, 1997 and 1996, respectively, is held through direct ownership. Of the Company's real estate, $1,490 million and $406 million consists of commercial and agricultural assets held for disposal at December 31, 1997 and 1996, respectively. Impairment losses and the valuation allowances aggregated $40 million, $38 million and $124 million for the years ended December 31, 1997, 1996 and 1995, respectively, and are included in "Realized investment gains, net."

     RESTRICTED ASSETS AND SPECIAL DEPOSITS

     Assets of $2,783 million and $2,453 million at December 31, 1997 and 1996, respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws. Additionally, assets valued at $2,352 million at December 31, 1997, were held in voluntary trusts. Of this amount, $1,801 million related to the multi-state policyholder settlement as described in Note 14. The remainder relates to trusts established to fund guaranteed dividends to certain policyholders. The terms of these trusts provide that the assets are to be used for payment of the designated settlement and dividend benefits, as the case may be. Assets valued at $741 million and $3,414 million at December 31, 1997 and 1996, respectively, were maintained as compensating balances or pledged as collateral for bank loans and other financing agreements. Restricted cash and securities of $1,835 million and $1,614 million at December 31, 1997, and 1996, respectively, were included in the consolidated financial statements. The restricted cash represents funds deposited by clients and funds accruing to clients as a result of trades or contracts.

     OTHER LONG-TERM INVESTMENTS

     The Company's "Other long-term investments" of $3,360 million and $2,995 million as of December 31, 1997 and 1996, respectively, are composed of $1,349 million and $832 million in real estate related interests and $2,011 million and $2,163 million of non-real estate related interests, including a $149 million net investment in a leveraged lease entered into in 1997. The Company's share of net income from such entities was $411 million, $245 million, and $326 million for 1997, 1996, and 1995, respectively, and is reported in "Net investment income."

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   INVESTMENTS (CONTINUED)


     INVESTMENT INCOME AND INVESTMENT GAINS AND LOSSES

     NET INVESTMENT INCOME arose from the following sources for the years ended December 31:


                                                                   1997             1996            1995
                                                              --------------   --------------   -----------
                                                                              (IN MILLIONS)
Fixed maturities-available for sale........................   $        5,074   $        4,871  $       4,774
Fixed maturities-held to maturity..........................            1,622            1,793          1,717
Trading account assets.....................................              504              444            588
Equity securities-available for sale ......................               52               81             57
Mortgage loans on real estate..............................            1,555            1,690          2,075
Real estate ...............................................              565              685            742
Policy loans...............................................              396              384            392
Securities purchased under agreements to resell............               15               11             19
Receivables from broker-dealer clients.....................              706              579            678
Short-term investments.....................................              697              536            590
Other investment income....................................              573              725            983
                                                              --------------   --------------  -------------
Gross investment income....................................           11,759           11,799         12,615
Less investment expenses...................................           (1,896)          (2,057)        (2,437)
                                                              --------------   --------------  -------------
Net investment income......................................   $        9,863   $        9,742  $      10,178
                                                              ==============   ==============  =============

     REALIZED INVESTMENT GAINS, NET, including changes in allowances for losses and charges for other than temporary reductions in value, for the years ended December 31, were from the following sources:


                                                                   1997             1996            1995
                                                              --------------   --------------   -----------
                                                                               (IN MILLIONS)
Fixed maturities.......................................       $          684   $          513   $     1,180
Mortgage loans on real estate .........................                   68              248            67
Investment real estate ................................                  700               76           (19)
Equity securities-available for sale ..................                  363              267           400
Other gains (losses)...................................                  372               34          (125)
                                                              --------------   --------------   -----------

Realized investment gains, net.........................       $        2,187   $        1,138   $     1,503
                                                              ==============   ==============   ===========


     NET UNREALIZED INVESTMENT GAINS on securities available for sale are included in the consolidated statement of financial position as a component of equity, net of tax. Changes in these amounts for the years ended December 31, are as follows:


                                                                       1997                  1996
                                                                -----------------     -----------------
                                                                             (IN MILLIONS)
Balance, beginning of year.................................     $          1,136      $           2,397
Changes in unrealized investment
  gains(losses) attributable to:
   Fixed maturities .......................................                1,766                 (2,892)
   Equity securities.......................................                  (85)                   254
   Participating group annuity contracts...................                 (564)                   479
   Deferred policy acquisition costs.......................                 (154)                   261
   Deferred federal income taxes...........................                 (347)                   637
                                                                -----------------     -----------------
   Sub-total...............................................                  616                 (1,261)
                                                                -----------------     -----------------
Balance, end of year.......................................     $          1,752      $           1,136
                                                                =================     =================

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   INVESTMENTS (CONTINUED)


     Based on the carrying value, assets categorized as "non-income producing" for the year ended December 31, 1997 included in fixed maturities available for sale, mortgage loans on real estate and other long term investments totaled $26 million, $93 million and $7 million, respectively.

4.   DEFERRED POLICY ACQUISITION COSTS

     The balances of and changes in deferred policy acquisition costs as of and for the years ended December 31, are as follows:



                                                                   1997             1996            1995
                                                              --------------   --------------   -----------
                                                                               (IN MILLIONS)
Balance, beginning of year ............................       $        6,291   $        6,088   $     6,403
Capitalization of commissions, sales and issue expenses                1,049              931           919
Amortization and other adjustments.....................               (1,192)            (989)         (783)
Change in unrealized investment gains .................                 (154)             261          (451)
                                                              --------------   --------------   -----------
Balance, end of year ..................................       $        5,994   $        6,291   $     6,088
                                                              ==============   ==============   ===========


5.   FUTURE POLICY BENEFITS AND OTHER POLICYHOLDERS' LIABILITIES

     FUTURE POLICY BENEFITS at December 31 are as follows:


                                                                       1997                  1996
                                                                -----------------     -----------------
                                                                             (IN MILLIONS)
Life insurance ............................................     $         46,712      $          44,118
Annuities .................................................               15,469                 14,828
Other contract liabilities ................................                3,400                  5,009
                                                                -----------------     -----------------
Future policy benefits ....................................     $         65,581      $          63,955
                                                                =================     =================

Life insurance liabilities include reserves for death and endowment policy benefits, terminal dividends, premium deficiency reserves and certain health benefits. Annuity liabilities include reserves for immediate annuities and non-participating group annuities. Other contract liabilities primarily consist of unearned premium and benefit reserves for group health products.

The following table highlights the key assumptions generally utilized in calculating these reserves:


          PRODUCT                  MORTALITY                INTEREST RATE            ESTIMATION METHOD
-------------------------     ------------------------      ---------------          ------------------------
Life insurance                Generally rates               2.5% to 7.5%             Net level premium
                              guaranteed in calculating                              based on non-forfeiture
                              cash surrender values                                  interest rate

Individual immediate          1983 Individual               3.25% to 11.25%          Present value of
annuities                     Annuity Mortality                                      expected future payments
                              Table with certain                                     based on historical
                              modifications                                          experience

Group annuities in            1950 Group                    3.75% to 17.35%          Present value of
payout status                 Annuity Mortality                                      expected future payments
                              Table  with certain                                    based on historical
                              modifications                                          experience

Other contract liabilities    --                            6.0% to 7.0%             Present value of
                                                                                     expected future payments
                                                                                     based on historical
                                                                                     experience

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5.   FUTURE POLICY BENEFITS AND OTHER POLICYHOLDERS' LIABILITIES (CONTINUED)

     For the above categories, premium deficiency reserves are established, if necessary, when the liability for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses. A premium deficiency reserve has been recorded for the group single premium annuity business, which consists of limited-payment, long duration, traditional non-participating annuities. A liability of $1,645 million and $1,320 million is included in "Future policy benefits" with respect to this deficiency for the years ended December 31, 1997 and 1996, respectively.

     POLICYHOLDERS' ACCOUNT BALANCES at December 31, are as follows:


                                                                          1997            1996
                                                                       ---------       ---------
                                                                             (IN MILLIONS)
     Individual annuities........................................      $   5,695       $   6,408
     Group annuities & guaranteed investment contracts...........         19,053          21,706
     Interest-sensitive life contracts...........................          3,160           2,888
     Dividend accumulations......................................          5,033           5,007
                                                                       ---------       ---------
     Policyholders' account balances.............................      $  32,941       $  36,009
                                                                       =========       =========

     Policyholders' account balances for interest-sensitive life and investment-type contracts are equal to policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less withdrawals, expenses and mortality charges.

     Certain contract provisions that determine the policyholder account balances are as follows:

                                                                               WITHDRAWAL/
    PRODUCT                                      INTEREST RATE              SURRENDER CHARGES
    -----------------------------------   ------------------------    -------------------------------------
    Individual annuities                  3.1% to 6.6%                0% to 8% for up to 8 years

    Group annuities                       5.0% to 12.7%               Contractually  limited  or  subject to
                                                                      market value adjustments

    Guaranteed investment contracts       3.9% to 14.34%              Subject  to  market  value  withdrawal
                                                                      provisions  for  any  funds  withdrawn
                                                                      other than for benefit  responsive and
                                                                      contractual payments

    Interest sensitive life contracts     4.0% to 6.5%                Various up to 10 years

    Dividend accumulations                3.0% to 4.0%

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5.   FUTURE POLICY BENEFITS AND OTHER POLICYHOLDERS' LIABILITIES (CONTINUED)

     OTHER POLICYHOLDERS' LIABILITIES. The following table provides a reconciliation of the activity in the liability for unpaid claims and claim adjustment expense for property and casualty and accident and health insurance, which is included in "Other policyholder's liabilities" at December 31:

                                                                          1997         1996          1995
                                                                      ----------    ----------    ----------
                                                                                  (IN MILLIONS)
     Balance at January 1.........................................    $    6,043    $    5,933    $    7,983
       Less reinsurance recoverables..............................           563           572           865
                                                                      ----------    ----------    ----------

     Net balance at January 1.....................................         5,480         5,361         7,118
                                                                      ----------    ----------    ----------

     Incurred related to:
       Current year...............................................        10,691        10,281        10,534
       Prior years................................................            11           (91)          141
                                                                      ----------    ----------    ----------

     Total incurred...............................................        10,702        10,190        10,675
                                                                      ----------    ----------    ----------

     Paid related to:
       Current year...............................................         7,415         7,497         7,116
       Prior years................................................         2,651         2,574         2,800
                                                                      ----------    ----------    ----------

     Total paid...................................................        10,066        10,071         9,916
                                                                      ----------    ----------    ----------
     Less Reinsurance
       Segment....................................................            --            --         2,516
                                                                      ----------    ----------    ----------

     Net balance at December 31...................................         6,116         5,480         5,361
       Plus reinsurance recoverables..............................           543           563           572
                                                                      ----------    ----------    ----------

     Balance at December 31.......................................    $    6,659    $    6,043    $    5,933
                                                                      ==========    ==========    ==========

     The changes in provision for claims and claim adjustment expenses related to prior years of $11 million, $(91) million and $141 million in 1997, 1996 and 1995, respectively, are due to such factors as changes in claim cost trends in healthcare, an accelerated decline in indemnity health business, and lower than anticipated property and casualty unpaid claims and claim adjustment expenses.

     The other policyholders' liabilities presented above consist primarily of unpaid claim liabilities which include estimates for liabilities associated with reported claims and for incurred but not reported claims based, in part, on the Company's experience. Changes in the estimated cost to settle unpaid claims are charged or credited to the statement of operations periodically as the estimates are revised. Accident and health unpaid claims liabilities for 1997 and 1996 included above are discounted using interest rates ranging from 6.0% to 7.5%.

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.   SHORT-TERM AND LONG-TERM DEBT

     Debt consists of the following at December 31:

     SHORT-TERM DEBT

                                                                         1997                     1996
                                                                    --------------           --------------
                                                                                (IN MILLIONS)
     Commercial paper..........................................     $        4,268           $        4,511
     Notes payable.............................................              2,151                    1,614
     Current portion of long-term debt.........................                355                      437
                                                                    --------------           --------------

          Total short-term debt................................     $        6,774           $        6,562
                                                                    ==============           ==============

     The weighted average interest rate on outstanding short-term debt was approximately 6.0% and 5.6% at December 31, 1997 and 1996, respectively.

     The Company issues commercial paper primarily to manage operating cash flows and existing commitments, meet working capital needs and take advantage of current investment opportunities. Commercial paper borrowings are supported by various lines of credit.

     LONG-TERM DEBT

     DESCRIPTION                                        MATURITY DATES          RATE             1997            1996
     ------------------------------------             -----------------    --------------      ---------       ----------
                                                                                                     (IN MILLIONS)
     Floating rate notes ("FRN")                              1998               6.5%          $       40      $      128
     Long term notes                                      1998 - 2023          4% - 12%             1,194           1,023
     Zero coupon notes                                    1998 - 1999          8.6% (a)               334             365
     Australian dollar notes                                  1997                9%                   --              55
     Canadian dollar notes                                1997 - 1998        7.0% - 9.125%            117             320
     Japanese yen notes                                   1998 - 2000         0.5% - 4.6%             178              90
     Swiss francs notes                                       1998              3.875%                120             103
     Canadian dollar FRN                                      2003               5.89%                 96              96
     Surplus notes                                        2003 - 2025        6.875% - 8.3%            986             985
     Commercial paper backed by long-term
        credit agreements                                                                           1,500           1,000
     Other notes payable                                  1998 - 2017          4% - 7.5%               63              32
                                                                                               ----------      ----------
     Sub-total.............................................................................         4,628           4,197
        Less: current portion of long-term debt............................................          (355)           (437)
                                                                                               ----------      ----------
     Total long-term debt..................................................................    $    4,273      $    3,760
                                                                                               ==========      ==========

     (a) The rate shown for zero coupon notes, which do not bear interest, represents a level yield to maturity.

     Payment of interest and principal on the surplus notes of $686 million issued after 1993 may be made only with the prior approval of the Commissioner of Insurance of the State of New Jersey.

     In order to modify exposure to interest rate and currency exchange rate movements, the Company utilizes derivative instruments, primarily interest rate swaps, in conjunction with some of its debt issues. The effect of these derivative instruments is included in the calculation of the interest expense on the associated debt, and as a result, the effective interest rates on the debt may differ from the rates reflected in the tables above. Floating rates are determined by formulas and may be subject to certain minimum or maximum rates.

     Scheduled principal repayments of long-term debt as of December 31, 1997, are as follows: $357 million in 1998, $808 million in 1999, $260 million in 2000, $32 million in 2001, $1,814 million in 2002 and $1,379 million thereafter.

     At December 31, 1997, the Company had $8,257 million in lines of credit from numerous financial institutions of which $5,160 million were unused. These lines of credit generally have terms ranging from 1 to 5 years.

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.   EMPLOYEE BENEFIT PLANS

     PENSION PLANS

     The Company has one funded non-contributory defined benefit pension plan, which covers substantially all of its employees. The Company also has several non-contributory non-funded defined benefit plans covering certain executives. Benefits are generally based on career average earnings and credited length of service. The Company's funding policy is to contribute annually an amount necessary to satisfy the Internal Revenue Service contribution guidelines.

     Prepaid and accrued pension costs are included in "Other assets" and "Other liabilities," respectively, in the Company's consolidated statements of financial position. The status of these plans as of September 30, adjusted for fourth quarter activity related to funding activity and contractual termination benefits is summarized below:


                                                                 1997                                   1996
                                                  ---------------------------------      --------------------------------
                                                       ASSETS          ACCUMULATED           ASSETS          ACCUMULATED
                                                       EXCEED           BENEFITS             EXCEED           BENEFITS
                                                    ACCUMULATED          EXCEED            ACCUMULATED         EXCEED
                                                      BENEFITS           ASSETS             BENEFITS           ASSETS
                                                  ---------------    --------------      --------------     -------------
                                                                                (IN MILLIONS)
     Actuarial present value of
       benefit obligation:
       Vested benefit obligation..............      $     (4,129)     $       (205)        $    (3,826)     $        (180)
                                                    ============      ============         ===========      =============

       Accumulated benefit obligation.........      $     (4,434)     $       (226)        $    (4,121)     $        (198)
                                                    ============      ============         ===========      =============

     Projected benefit obligation.............      $     (5,238)     $       (319)        $    (4,873)     $        (274)

     Plan assets at fair value................             8,489                --               7,306                 --
                                                    ------------      ------------         -----------      -------------
     Plan assets in excess of (less than)
       projected benefit obligation...........             3,251              (319)              2,433               (274)
     Unrecognized transition amount...........              (662)                1                (769)                 1
     Unrecognized prior service cost..........               317                10                 356                 11
     Unrecognized net (gain) loss.............            (1,689)               45                (916)                16
     Additional minimum liability.............                --               (11)                 --                (10)
     Effect of fourth quarter activity........               (67)                4                 (98)                 4
                                                    ------------      ------------         -----------      -------------
     Prepaid (accrued) pension cost
       at December 31.........................      $      1,150      $       (270)        $     1,006      $        (252)
                                                    ============      ============         ===========      =============

     Plan assets consist primarily of equity securities, bonds, real estate and short-term investments, of which $6,022 million and $5,668 million are included in Separate Account assets and liabilities at December 31, 1997 and 1996, respectively.

     Effective December 31, 1996, The Prudential Securities Incorporated Cash Balance Plan (the "PSI Plan") was merged into The Retirement System for United States Employees and Special Agents of The Prudential Insurance Company of America (the "Prudential Plan"). The name of the merged plan is The Prudential Merged Retirement Plan ("Merged Retirement Plan"). All of the assets of the Merged Retirement Plan are available to pay benefits to participants and their beneficiaries who are covered by the Merged Retirement Plan. The merger of the plans had no effect on the December 31, 1996 consolidated financial position or results of operations.

     During 1996, the Prudential Plan was amended to provide cost of living adjustments for retirees. The effect of this plan amendment increased benefit obligations and unrecognized prior service cost by $170 million at September 30, 1996. In addition, the Prudential Plan was amended to provide contractual termination benefits to certain plan participants who were notified between September 15, 1996 and December 31, 1997 that their employment had been terminated. During 1997, the Prudential Retirement Plan Document, a component of the Merged Retirement Plan was amended to extend the contractual termination benefits to December 31, 1998. Costs related to these amendments are reflected below in contractual termination benefits.

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.   EMPLOYEE BENEFIT PLANS (CONTINUED)

     Net periodic pension income included in "General and administrative expenses" in the Company's consolidated statement of operations for the years ended December 31, 1997, 1996 and 1995 include the following components:


                                                                     1997                1996                 1995
                                                                --------------       -------------       --------------
                                                                                     (IN MILLIONS)
     Service cost-benefits earned during the year.........      $          127       $         140       $          133
     Interest cost on projected benefit obligation........                 376                 354                  392
     Actual return on plan assets.........................              (1,693)               (748)              (1,288)
     Net amortization and deferral........................               1,012                  73                  629
     Contractual termination benefits.....................                  30                  63                   --
                                                                --------------       -------------       --------------
     Net periodic pension income..........................      $         (148)      $        (118)      $         (134)
                                                                ==============       =============       ==============

     The assumptions at September 30 used by the Company are to calculate the projected benefit obligations as of that date and determine the pension expense for the following fiscal year:


                                                                       1997                1996                 1995
                                                                  --------------       -------------       --------------

     Discount rate..........................................           7.25%               7.75%                7.50%

     Rate of increase in compensation levels................           4.50%               4.50%                4.50%

     Expected long-term rate of return on plan assets.......           9.50%               9.50%                9.00%

     OTHER POSTRETIREMENT BENEFITS

     The Company provides certain life insurance and health care benefits for its retired employees, their beneficiaries and covered dependents. Substantially all of the Company's employees may become eligible to receive benefits if they retire after age 55 with at least 10 years of service, or under circumstances after age 50 with at least 20 years of continuous service.

     The Company has elected to amortize its transition obligation over 20 years. Post-retirement benefits are funded as considered necessary by Company management. The Company's funding of its postretirement benefit obligations totaled $43 million, $38 million and $94 million in 1997, 1996 and 1995, respectively.

     In 1995 the Company modified the restrictions on certain post-retirement plan assets to allow these assets to be used for benefits related to both active and retired employees. Formerly, these benefits were available only for retired employees. In connection with this modification, the Company transferred $120 million from one of these plans in 1995. Of the $120 million transferred, $45 million went to Union Post-Retirement Benefits and $75 million went to Union Medical Benefits.

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.   EMPLOYEE BENEFIT PLANS (CONTINUED)

     The status of the plan at September 30, adjusted for assets transferred to the plan in the fourth quarter, is provided below. Accrued post-retirement benefit costs are included in "Other liabilities" in the Company's consolidated statement of financial position.

                                                                                  1997            1996
                                                                               ----------      ----------
                                                                                     (IN MILLIONS)
     Accumulated postretirement benefit obligation (APBO):
        Retirees..........................................................     $  (1,516)      $  (1,423)
        Fully eligible active plan participants...........................           (36)            (35)
        Other active plan participants....................................          (576)           (544)
                                                                               ---------       ---------
           Total APBO.....................................................        (2,128)         (2,002)
     Plan assets at fair value............................................         1,354           1,313
                                                                               ---------       ---------
     Funded status........................................................          (774)           (689)
     Unrecognized transition amount.......................................           707             787
     Unrecognized net gain ...............................................          (364)           (428)
     Effects of fourth quarter activity...................................            33              28
                                                                               ---------       ---------
     Accrued postretirement benefit cost at December 31...................     $    (398)      $    (302)
                                                                               =========       =========

     Plan assets with respect to this coverage consist of group and individual variable life insurance policies, group life and health contracts, common stocks, U.S. government securities and short-term investments. Plan assets include $1,044 million and $1,003 million of Company insurance policies and contracts at December 31, 1997 and 1996, respectively.

     Net periodic postretirement benefit cost included in "General and administrative expenses" for the years ended December 31, 1997, 1996 and 1995 includes the following components:


                                                                       1997           1996            1995
                                                                    ----------     -----------     -----------
                                                                                  (IN MILLIONS)
     Service cost..............................................    $        38     $        45     $        44
     Interest cost.............................................            149             157             169
     Actual return on plan assets..............................           (120)           (105)           (144)
     Net amortization and deferral.............................             70              53             111
                                                                   -----------     -----------     -----------
     Net periodic postretirement benefit cost..................    $       137     $       150     $       180
                                                                   ===========     ===========     ===========

     The following assumptions at September 30 are used to calculate the APBO as of that date and determine postretirement benefit expense for the following fiscal year:


                                                                       1997            1996            1995
                                                                     ---------       ---------       ---------
     Discount rate.............................................          7.25%           7.75%           7.50%
     Rate of increase in compensation levels...................           4.5%            4.5%            4.5%
     Expected long-term rate of return on plan assets..........           9.0%            9.0%            8.0%
     Health care cost trend rates..............................      8.2-11.8%       8.5-12.5%       8.9-13.3%
     Ultimate health care cost trend rate after gradual
     decrease until 2006.......................................           5.0%            5.0%            5.0%


                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.   EMPLOYEE BENEFIT PLANS (CONTINUED)

     The effect of a 1% increase in health care cost trend rates for each future year on the following costs at December 31, are as follows:


                                                                     1997             1996             1995
                                                                  ----------       ----------       ----------
                                                                                  (IN MILLIONS)
     Accumulated postretirement benefit obligation............    $    (218)       $    (207)       $    (217)
     Service and interest costs...............................           24               25               27

     POSTEMPLOYMENT BENEFITS

     The Company accrues postemployment benefits primarily for life and health benefits provided to former or inactive employees who are not retirees. The net accumulated liability for these benefits at December 31, 1997 and 1996 was $144 million and $156 million, respectively, and is included in "Other liabilities."

     OTHER EMPLOYEE BENEFITS

     The Company sponsors voluntary savings plans for employees (401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to three percent of annual salary, resulting in $63 million, $57 million, and $61 million of expenses included in "General and administrative expenses" for 1997, 1996 and 1995, respectively.

8.   INCOME TAXES

     The components of income tax expense for the years ended December 31, were as follows:


                                                                     1997             1996             1995
                                                                  ---------        ---------        ---------
                                                                                 (IN MILLIONS)
     Current tax expense (benefit):
     U.S......................................................    $    (158)       $     255        $   1,189
     State and Iocal..........................................           48              103               38
     Foreign..................................................           64               48               66
                                                                  ---------        ---------        ---------
     Total....................................................    $     (46)       $     406        $   1,293
                                                                  =========        =========        =========

     Deferred tax expense (benefit):
     U.S......................................................    $     227        $    (442)       $    (166)
     State and Iocal..........................................            3               (2)             (10)
     Foreign..................................................           33               54                9
                                                                  ---------        ---------        ---------
     Total....................................................    $     263        $    (390)       $    (167)
                                                                  =========        =========        =========

     Total income tax expense.................................    $     217        $      16        $   1,126
                                                                  =========        =========        =========

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.   INCOME TAXES (CONTINUED)

     The Company's income tax expense for the years ended December 31, differs from the amount computed by applying the expected federal income tax rate of 35% to income from operations before income taxes for the following reasons:


                                                                        1997         1996         1995
                                                                      --------     --------     --------
                                                                                 (IN MILLIONS)
     Expected federal income tax expense..........................    $    290     $    382     $    829
     Equity tax...................................................         (91)        (365)         163
     State and local income taxes.................................          51          100           28
     Tax-exempt interest and dividend received deduction..........         (67)         (50)         (77)
     Other........................................................          34          (51)         183
                                                                      --------     --------     --------
     Total income tax expense.....................................    $    217     $     16     $  1,126
                                                                      ========     ========     ========


     Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:


                                                                         1997             1996
                                                                       -------          --------
                                                                             (IN MILLIONS)
     Deferred tax assets
       Insurance reserves..........................................   $  1,482          $  1,316
       Policyholder dividends......................................        250               257
       Net operating loss carryforwards............................         80               268
       Depreciation................................................         --                44
       Litigation related reserves.................................        178               297
       Employee benefits...........................................         42                10
       Other.......................................................        360               329
                                                                      --------          --------
       Deferred tax assets before valuation allowance..............      2,392             2,521
       Valuation allowance.........................................        (18)              (36)
                                                                      --------          --------
       Deferred tax assets after valuation allowance...............      2,374             2,485
                                                                      --------          --------
     Deferred tax liabilities
       Investments.................................................      1,867             1,183
       Deferred acquisition costs..................................      1,525             1,707
       Depreciation................................................         36                --
       Other.......................................................         73               110
                                                                      --------          --------
       Deferred tax liabilities....................................      3,501             3,000
                                                                      --------          --------
     Net deferred tax liability....................................   $  1,127          $    515
                                                                      ========          ========


     The Company's income taxes payable of $500 million and $1,544 million includes a $627 million current income tax receivable at December 31, 1997 and a $1,029 million current income taxes payable at December 31, 1996.

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.   INCOME TAXES (CONTINUED)

     Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its net deferred tax asset after valuation allowance. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. At December 31, 1997, the Company had state non-life operating loss carryforwards for tax purposes approximating $800 million.

     The Internal Revenue Service (the "Service") has completed an examination of the consolidated federal income tax return through 1989. The Service has examined the years 1990 through 1992. Discussions are being held with the Service with respect to proposed adjustments, however, management believes there are adequate defenses against, or sufficient reserves to provide for, such adjustments. The Service has begun their examination of the years 1993 through 1995.

9.   EQUITY

     RECONCILIATION OF STATUTORY SURPLUS AND NET INCOME

     Accounting practices used to prepare statutory financial statements for regulatory purposes differ in certain instances from GAAP. The following table reconciles the Company's statutory net income and surplus as of and for the years ended December 31, determined in accordance with accounting practices prescribed or permitted by the New Jersey Department of Banking and Insurance with net income and equity determined using GAAP:


                                                                          1997         1996         1995
                                                                        --------     --------     --------
                                                                                   (IN MILLIONS)
     STATUTORY NET INCOME...........................................    $  1,471     $  1,402     $    478
     Adjustments to reconcile to net income on a GAAP basis:
       Insurance revenues and expenses..............................          12         (478)        (496)
       Income taxes.................................................         601          439         (596)
       Valuation of investments.....................................         (62)         121           --
       Realized investment gains....................................         702          327        1,562
       Litigation and other reserves................................      (1,975)        (906)          --
       Other, net...................................................        (139)         173          295
                                                                        --------     --------     --------
     GAAP NET INCOME................................................    $    610     $  1,078     $  1,243
                                                                        ========     ========     ========



                                                                          1997         1996
                                                                        --------     --------
                                                                             (IN MILLIONS)
     STATUTORY SURPLUS..............................................    $  9,242     $  9,375
     Adjustments to reconcile to equity on a GAAP basis:
       Deferred policy acquisition costs............................       5,994        6,291
       Valuation of investments.....................................       8,067        5,624
       Future policy benefits and policyholder account balances.....      (2,906)      (1,976)
       Non-admitted assets..........................................       1,643        1,285
       Income taxes.................................................      (1,070)        (654)
       Surplus notes................................................        (986)        (985)
       Other, net...................................................        (266)        (437)
                                                                        --------     --------
     GAAP EQUITY....................................................    $ 19,718     $ 18,523
                                                                        ========     ========


                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   EQUITY (CONTINUED)

     The New York State Insurance Department ("Department") recognizes only statutory accounting for determining and reporting the financial condition of an insurance company, for determining its solvency under the New York Insurance Law and for determining whether its financial condition warrants the payment of a dividend to its policyholders. No consideration is given by the Department to financial statements prepared in accordance with GAAP in making such determinations.

10.  OPERATING LEASES

     The Company and its subsidiaries occupy leased office space in many locations under various long-term leases and have entered into numerous leases covering the long-term use of computers and other equipment. At December 31, 1997, future minimum lease payments under non-cancelable operating leases are estimated as follows:

                                                   (IN MILLIONS)

     1998........................................     $    313

     1999........................................          277

     2000........................................          230

     2001........................................          201

     2002........................................          171

     Remaining years after 2002..................          833
                                                   -----------

     Total.......................................     $  2,025
                                                   ===========



     Rental expense incurred for the years ended December 31, 1997 and 1996 was approximately $352 million and $343 million, respectively.


11.  DIVESTITURES

     In October 1995, the Company completed the sale of its reinsurance segment, Prudential Reinsurance Holdings, Inc., through an initial public offering of common stock. As a result of the sale, an after-tax loss of $297 million was recorded in 1995.

     On January 26, 1996, the Company entered into a definitive agreement to sell substantially all the assets of Prudential Home Mortgage Company, Inc. It has also liquidated certain mortgage-backed securities and extended warehouse losses, asset write downs, and other costs directly related to the planned sale. The Company recorded an after-tax loss in 1995 of $98 million which includes operating gains and losses, asset write downs and other costs directly related with the planned sale. The net assets of the mortgage banking segment at December 31, 1995 was $78 million, comprised of $4,293 million in assets and $4,215 million in liabilities.

     On July 31, 1996, the Company sold a substantial portion of its Canadian Branch business to the London Life Insurance Company ("London Life"). This transaction was structured as a reinsurance transaction whereby London Life assumed total liabilities of the Canadian Branch equal to $3,291 million as well as a related amount of assets equal to $3,205 million. This transfer resulted in a reduction of policy liabilities of $3,257 million and a corresponding reduction in invested assets. The Company recognized an after-tax gain in 1996 of $116 million as a result of this transaction, recorded in "Realized investment gains, net."

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair values presented below have been determined using available information and valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Accordingly, such estimates presented may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The following methods and assumptions were used in calculating the fair values (for all other financial instruments presented in the table, the carrying value approximates fair value).

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     FIXED MATURITIES AND EQUITY SECURITIES

     Fair values for fixed maturities and equity securities, other than private placement securities, are based on quoted market prices or estimates from independent pricing services. Fair values for private placement securities are estimated using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve, adjusted for the type of issue, its current credit quality and its remaining average life. The estimated fair value of certain non-performing private placement securities is based on amounts estimated by management.

     MORTGAGE LOANS ON REAL ESTATE

     The fair value of the mortgage loan portfolio is primarily based upon the present value of the scheduled future cash flows discounted at the appropriate U.S. Treasury rate, adjusted for the current market spread for a similar quality mortgage. For certain non-performing and other loans, the fair value is based upon the present value of expected future cash flows discounted at the appropriate U.S. Treasury rate adjusted for current market spread for a similar quality mortgage.

     POLICY LOANS

     The estimated fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayments.

     DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of swap agreements is estimated based on the present value of future cash flows under the agreements discounted at the applicable zero coupon U.S. Treasury rate and swap spread. The fair value of forwards, futures and options is estimated based on market quotes for a transaction with similar terms. The fair value of loan commitments is derived by comparing the contractual stream of fees with such fee streams adjusted to reflect current market rates that would be applicable to instruments of similar type, maturity, and credit standing.

     POLICYHOLDERS' ACCOUNT BALANCES

     Fair values of policyholders' account balances are estimated using discounted projected cash flows, based on interest rates being offered for similar contracts, with maturities consistent with those remaining for the contracts being valued.

     DEBT

     The estimated fair value of short-term and long-term debt is derived by using discount rates based on the borrowing rates currently available to the Company for debt with similar terms and remaining maturities.

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     The following table discloses the carrying amounts and estimated fair values of the Company's financial instruments at December 31:

                                                             1997                               1996
                                                 --------------------------       ------------------------------
                                                   CARRYING      ESTIMATED           CARRYING         ESTIMATED
                                                    AMOUNT       FAIR VALUE           AMOUNT         FAIR VALUE
                                                 ------------   -----------       ------------    --------------
FINANCIAL ASSETS:                                                         (IN MILLIONS)
Other than trading:
-------------------
   Fixed maturities:
      Available for sale.......................   $    75,270   $    75,270        $    66,553       $    66,553
      Held to maturity.........................        18,700        19,894             20,403            21,362
   Equity securities...........................         2,810         2,810              2,622             2,622
   Mortgage loans on real estate...............        16,004        17,153             17,097            17,963
   Policy loans................................         6,827         6,994              6,692             6,613
   Securities purchased under
      agreements to resell ....................         8,661         8,661              5,347             5,347
   Cash collateral for borrowed securities.....         5,047         5,047              2,416             2,416
   Short-term investments......................        12,106        12,106              9,294             9,294
   Cash .......................................         3,636         3,636              2,091             2,091
   Separate Accounts assets....................        74,046        74,046             63,358            63,358
   Derivative financial instruments............            24            35                 16                32

Trading:
--------
   Trading account assets......................         6,044         6,044              4,219             4,219
   Receivables from broker-dealer clients......         6,273         6,273              5,281             5,281
   Derivative financial instruments............           979           979                904               904


FINANCIAL LIABILITIES:

Other than trading:
-------------------
   Policyholders' account balances.............        32,941        33,896             36,009            37,080
   Securities sold under
      agreements to repurchase.................        12,347        12,347              7,503             7,503
   Cash collateral for loaned securities.......        14,117        14,117              8,449             8,449
   Short-term and long-term debt...............        11,047        11,020             10,322            10,350
   Securities sold but not yet purchased.......         3,533         3,533              1,900             1,900
   Separate Accounts liabilities...............        73,658        73,658             62,845            62,845
   Derivative financial instruments............            32            47                 32                45

Trading:
--------
   Payables to broker-dealer clients...........         3,338         3,338              3,018             3,018
   Derivative financial instruments ...........         1,088         1,088              1,120             1,120

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS

     DERIVATIVE FINANCIAL INSTRUMENTS

     The tables below summarize the Company's outstanding positions by derivative instrument types as of December 31, 1997 and 1996. The amounts presented are classified as either trading or other than trading, based on management's intent at the time of contract inception and throughout the life of the contract. The table includes the estimated fair values of outstanding derivative positions only and does not include the changes in fair values of associated financial and non-financial assets and liabilities, which generally offset derivative notional amounts. The fair value amounts presented also do not reflect the netting of amounts pursuant to right of setoff, qualifying master netting agreements with counterparties or collateral arrangements.

                                                DERIVATIVE FINANCIAL INSTRUMENTS
                                                       DECEMBER 31, 1997
                                                         (IN MILLIONS)

                                  TRADING             OTHER THAN TRADING                  TOTAL
                         ------------------------  -----------------------  ------------------------------------
                                      ESTIMATED                ESTIMATED                 CARRYING    ESTIMATED
                          NOTIONAL    FAIR VALUE    NOTIONAL   FAIR VALUE    NOTIONAL      AMOUNT    FAIR VALUE
                         -----------  -----------  ----------  -----------  -----------  ----------  -----------
Swaps:
   Assets..............    $   7,759    $     394    $     61    $      --    $   7,820    $    395    $     394
   Liabilities.........        6,754          489          13            3        6,767         493          491

Forwards:
   Assets..............       29,511          429       1,031           23       30,542         452          452
   Liabilities.........       29,894          459         647            7       30,541         466          466

Futures:
   Assets..............        4,103           51          46           --        4,149          51           51
   Liabilities.........        3,064           50       3,320           21        6,384          71           71

Options:
   Assets..............        6,893          105         239           --        7,132         105          105
   Liabilities.........        4,165           90           5           --        4,170          90           90

Loan Commitments:
   Assets..............           --           --         317           12          317          --           12
   Liabilities.........           --           --         524           16          524          --           16
                         -----------  -----------  ----------  -----------  -----------  ----------  -----------

Total:
   Assets..............    $  48,266    $     979    $  1,694    $      35    $  49,960    $  1,003    $   1,014
                         ===========  ===========  ==========  ===========  ===========  ==========  ===========

   Liabilities.........    $  43,877    $   1,088    $  4,509    $      47    $  48,386    $  1,120    $   1,134
                         ===========  ===========  ==========  ===========  ===========  ==========  ===========

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS (CONTINUED)

                                                DERIVATIVE FINANCIAL INSTRUMENTS
                                                       DECEMBER 31, 1997
                                                         (IN MILLIONS)

                                  TRADING             OTHER THAN TRADING                  TOTAL
                         ------------------------  -----------------------  ------------------------------------
                                      ESTIMATED                ESTIMATED                 CARRYING    ESTIMATED
                          NOTIONAL    FAIR VALUE    NOTIONAL   FAIR VALUE    NOTIONAL      AMOUNT    FAIR VALUE
                         -----------  -----------  ----------  -----------  -----------  ----------  -----------
Swaps:
   Assets..............    $   8,080    $     481    $    398    $      10    $   8,478    $    481    $     491
   Liabilities.........        8,316          756         139           17        8,455         771          773

Forwards:
   Assets..............       24,275          367         489           13       24,764         376          380
   Liabilities.........       20,103          308         920           10       21,023         318          318

Futures:
   Assets..............        2,299           24           3           --        2,302          24           24
   Liabilities.........        2,573           30       1,087            6        3,660          36           36

Options:
   Assets..............        2,981           32       2,083            7        5,064          39           39
   Liabilities.........        2,653           26         437           12        3,090          27           38

Loan Commitments:
   Assets..............           --           --         163            2          163          --            2
   Liabilities.........           --           --         445           --          445          --           --
                         -----------  -----------  ----------  -----------  -----------  ----------  -----------

Total:
   Assets..............    $  37,635    $     904    $  3,136    $      32    $  40,771    $    920    $     936
                         ===========  ===========  ==========  ===========  ===========  ==========  ===========

   Liabilities.........    $  33,645    $   1,120    $  3,028    $      45    $  36,673    $  1,152    $   1,165
                         ===========  ===========  ==========  ===========  ===========  ==========  ===========


     CREDIT RISK

     The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. Approximately 95% of the net credit exposure for the Company from derivative contracts is with investment-grade counterparties.

     Net trading revenues for the years ended December 31, 1997, 1996 and 1995 relating to forwards, futures and swaps were $54 million, $37 million, $(8) million; $42 million, $32 million, $(11) million; and $110 million, $42 million, $3 million respectively. Net trading revenues for options were not material. Average fair values for trading derivatives in an asset position during the years ended December 31, 1997 and 1996 were $1,015 million and $881 million, respectively, and for derivatives in a liability position were $1,166 million and $1,038 million, respectively. Of those derivatives held for trading purposes at December 31, 1997, 52% of the notional amount consisted of interest rate derivatives, 40% consisted of foreign currency derivatives, and 8% consisted of equity and commodity derivatives. Of those derivatives held for purposes other than trading at December 31, 1997, 72% of notional consisted of interest rate derivatives and 28% consisted of foreign currency derivatives.

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS (CONTINUED)

     OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS

     During the normal course of its business, the Company utilizes financial instruments with off-balance sheet credit risk such as commitments, financial guarantees, loans sold with recourse and letters of credit. Commitments include commitments to purchase and sell mortgage loans, the unfunded portion of commitments to fund investments in private placement securities, and unused credit card and home equity lines. The Company also provides financial guarantees incidental to other transactions and letters of credit that guarantee the performance of customers to third parties. These credit-related financial instruments have off-balance sheet credit risk because only their origination fees, if any, and accruals for probable losses, if any, are recognized until the obligation under the instrument is fulfilled or expires. These instruments can extend for several years and expirations are not concentrated in any period. The Company seeks to control credit risk associated with these instruments by limiting credit, maintaining collateral where customary and appropriate, and performing other monitoring procedures.

     The fair value of asset positions in these instruments, which represents the Company's current exposure to credit loss from other parties' non-performance, was $1,014 million and $936 million at December 31, 1997 and 1996, respectively.

14.  CONTINGENCIES AND LITIGATION

     FINANCIAL GUARANTEE AGREEMENT

     In connection with the sale in 1995 of its wholly-owned subsidiary Prudential Reinsurance Company ("Pru Re"), the Company's subsidiary, Gibraltar Casualty Insurance Company ("Gibraltar") entered into a stop-loss reinsurance agreement with Pru Re whereby Gibraltar has reinsured up to $375 million of the first $400 million of aggregate adverse loss development on reserves recorded by Pru Re at June 30, 1995. Gibraltar also has entered into several quota share reinsurance arrangements with Pru Re whereby certain medical malpractice, direct insurance and casualty reinsurance pool risks previously underwritten by Pru Re prior to June 30, 1995 were ceded to Gibraltar. The Company has guaranteed Gibraltar's obligations arising under each of these contracts subject to a limit of $375 million for the stop-loss agreement and $400 million for the other agreements. Through December 31, 1997, Gibraltar has incurred $285 million in losses under the stop-loss agreement, including $45 million in 1997. Gibraltar has paid $165 million to Pru Re under the stop-loss agreement. The Company has not been required to fund losses arising under the other arrangements.

     ENVIRONMENTAL AND ASBESTOS-RELATED CLAIMS

     Certain of the Company's subsidiaries received claims under expired contracts which assert alleged injuries and/or damages relating to or resulting from toxic torts, toxic waste and other hazardous substances. The liabilities for such claims cannot be estimated by traditional reserving techniques. As a result of judicial decisions and legislative actions, the coverage afforded under these contracts may be expanded beyond their original terms. Extensive litigation between insurers and insureds over these issues continues and the outcome is not predictable. In establishing the liability for unpaid claims for these losses, management considered the available information. However, given the expansion of coverage and liability by the courts and legislatures in the past, and potential for other unfavorable trends in the future, the ultimate cost of these claims could increase from the levels currently established.

     MANAGED CARE REIMBURSEMENT

     In 1997, the Company continued to review its obligations under certain managed care arrangements for possible failure to comply with contractual and regulatory requirements. The estimated cost to the Company for these reimbursements increased by $115 million in 1997, bringing the total provision to $265 million. As of December 31, 1997, $163 million has been paid or credited to customers. It is the opinion of management that the remaining reserves of $102 million at December 31, 1997 represent a reasonable estimate of remaining reimbursements to customers and other related costs.

     LITIGATION

     Various lawsuits against the Company have arisen in the course of the Company's business. In certain of these matters, large and/or indeterminate amounts are sought.

     Three putative class actions and approximately 677 individual actions were pending against the Company in the United States as of January 31, 1998 brought on behalf of those persons who purchased life insurance policies allegedly because of deceptive sales practices engaged in by the Company and its insurance agents in violation of state and federal laws. The Company anticipates additional suits may be filed by individuals who opted out of the class action settlement described below. The sales practices alleged to have occurred are contrary to Company policy. Some of

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  CONTINGENCIES AND LITIGATION (CONTINUED)

     these cases seek substantial damages while others seek unspecified compensatory, punitive and treble damages. The Company intends to defend these cases vigorously.

     A Multi-State Life Insurance Task Force (the "Task Force"), comprised of insurance regulators from 29 states and the District of Columbia, was formed in April 1995 to conduct a review of sales and marketing practices throughout the life insurance industry. As the largest life insurance company in the United States, the Company was the initial focus of the Task Force examination. On July 9, 1996, the Task Force released its report on the Company's activities. The Task Force found that some sales of life insurance policies by the Company had been improper. Based on the findings, the Task Force recommended, and the Company agreed to, a series of fines allocated to all 50 states and the District of Columbia. In addition, the Task Force recommended a remediation program pursuant to which the Company would offer relief to the policyowners who were misled when they purchased permanent life insurance policies in the United States from 1982 to 1995.

     On October 28, 1996, the Company entered into a Stipulation of Settlement with attorneys for the plaintiffs in the consolidated class action lawsuit pending in a Multi-District Litigation proceeding in the federal court in New Jersey. The class action suit involved alleged improprieties in connection with the Company's sale, servicing and operation of permanent life insurance policies from 1982 through 1995. Pursuant to the settlement, the Company agreed to provide certain enhancements and changes to the remediation program previously accepted by the Task Force, including some additional remedies. In addition, the Company agreed that it would incur a minimum cost of $410 million in providing remedies to policyowners under the program and, in specified circumstances, agreed to make certain other payments and guarantees. Under the terms of the settlement, the Company agreed to a minimum average cost per remedy of $2,364 for up to 330,000 claims remedied and also agreed to provide additional compensation to be determined by formula that will range in aggregate amount from $50 million to $300 million depending on the total number of claims remedied. At the end of the remediation program's claim evaluation process, the Court will determine how the additional compensation will be distributed.

     The terms of the remediation program described above were enhanced again in February 1997 pursuant to agreements reached with several states that had not previously accepted the terms of the program. These changes were incorporated as amendments to the above-described Stipulation of Settlement and related settlement documents, and the amended Stipulation of Settlement was approved as fair to class members by the United States District Court for the District of New Jersey in March 1997. By that point in time, the Company had entered into agreements with all 50 states and the District of Columbia pursuant to which each jurisdiction had accepted the remediation plan and the Company had agreed to pay approximately $65 million in fines, penalties and related payments.

     The decision of the U.S. District Court to certify a class in the above-described litigation for settlement purposes only and to approve the class action settlement as described in the amended Stipulation of Settlement is presently on appeal to the U.S. Court of Appeals for the Third Circuit. The appellants claim that the District Court erred in certifying a class and in finding that the terms of the settlement are fair to the class.

     Pursuant to the state agreements and the amended Stipulation of Settlement, as approved by the U.S. District Court, the Company initiated its remediation program in 1997. The Company mailed packages and provided broad class notice to the owners of approximately 10.7 million policies eligible to participate in the remediation program, informing them of their rights. Owners of approximately 21,800 policies elected to be excluded from the class action settlement. Of those eligible to participate in the settlement, policyowners who believed they were misled were invited to file a claim through an Alternative Dispute Resolution ("ADR") process. The ADR process was established to enable the company to discharge its liability to the affected policyowners. Policyowners who did not wish to file a claim in the ADR process were permitted to choose from options available under Basic Claim Relief, such as preferred rate premium loans, or annuities, mutual fund shares or life insurance policies that the Company will enhance.

     The owners of approximately 1.16 million policies responded to these notices by indicating an intent to file an ADR claim. All policyholders who responded were provided an ADR claim form for completion and submission. Approximately 635,000 claim forms were completed and returned as of January 31, 1998. Management does not believe the number of ADR claims that will be completed and returned will increase significantly. In addition, the owners of approximately 510,000 policies indicated an interest in a Basic Claim Relief remedy. The ADR process requires that individual claim files be reviewed by one or more independent claim evaluators. Management does not believe costs associated with providing Basic Claim Relief will be material to the Company's financial position or results of operations.

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  CONTINGENCIES AND LITIGATION (CONTINUED)

     In 1996, the Company recorded in its Statement of Operations, the minimum cost of $410 million as agreed to in the settlement. Management had no better information available at that time upon which to make a reasonable estimate of losses. Management now has additional information which allows for computation of a reasonable estimate of losses associated with ADR claims. Based on this additional information, in 1997, management had increased the estimated liability for the cost of remedying policyholder claims in the ADR process by $1.64 billion before taxes to approximately $2.05 billion before taxes of which $1.80 billion has been funded in a settlement trust as described in Note 3. While management believes these are reasonable estimates based on information currently available, the ultimate amount of the total cost of remedied policyholder claims is dependent on complex and varying factors, including actual claims by eligible policyholders, the relief options chosen and the dollar value of those options. There are also additional elements of the ADR process which cannot be fully evaluated at this time (e.g., claims which may be successfully appealed) which could increase this estimate.

     Litigation is subject to many uncertainties, and given the complexity and scope of these suits, their outcome cannot be predicted. It is also not possible to predict the likely results of any regulatory inquiries or their effect on litigation which might be initiated in response to widespread media coverage of these matters. Accordingly, management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of all pending litigation and the regulatory inquiries. It is possible that the results of operations or the cash flow of the Company, in particular quarterly or annual periods, could be materially affected by an ultimate unfavorable outcome of certain pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters referred to above should not have a material adverse effect on the Company's financial position, after consideration of applicable reserves.

     The Company and a number of other insurers ("the Consortium") entered into a Reinsurance and Participation Agreement (the "Agreement") with MBL Life Assurance Corporation ("MBLLAC") and others, under which the Company and the other insurers agreed to reinsure certain payments to be made to contract holders by MBLLAC in connection with the plan of rehabilitation of Mutual Benefit Life Insurance Company. Under the agreement, the Consortium, subject to certain terms and conditions, will indemnify MBLLAC for the ultimate net loss sustained by MBLLAC on each contract subject to the Agreement. The ultimate net loss represents the amount by which the aggregate required payments exceed the fair market value of the assets supporting the covered contracts at the time such payments are due. The Company's share of any net loss is 30.55%. The Company has determined that it does not expect to make any payments to MBLLAC under the agreement. The Company concluded this after testing a wide range of potentially adverse scenarios during the rehabilitation period for MBLLAC.

15.  SUBSEQUENT EVENTS

     DEMUTUALIZATION

     On February 10, 1998, the Company's Board of Directors authorized management to take the preliminary steps necessary to allow the Company to demutualize and become a publicly-traded company. The Company has begun discussions with the New Jersey Department of Banking and Insurance, leaders in the New Jersey State Legislature, as well as other key regulatory agencies around the country. The New Jersey State Legislature must first pass a law permitting demutualization. The New Jersey Department of Banking and Insurance, the Company's Board and a majority of participating policyholders must ultimately approve the Company's plan for demutualization.

     HEALTHCARE (UNAUDITED)
     On December 10, 1998, the Company announced that it had entered into definitive agreements for Aetna to acquire, subject to regulatory approval and certain other conditions, the Company's healthcare business for $1 billion. The transaction is expected to be completed in the second quarter of 1999. Included in this transaction are the Prudential HealthCare Health Maintenance Organization, Point of Service, Preferred Provider Organization, and indemnity health lines as well as its dental business.

                                    * * * * *

VARIABLE UNIVERSAL LIFE
INSURANCE

LOGO PRUDENTIAL


The Prudential Insurance Company of  America
751 Broad Street, Newark, NJ 07102-3777
Telephone 800 437-4016


PVUL-1 Ed. 12/98 CAT#64N370M

                                    PART II



                               OTHER INFORMATION

                          UNDERTAKING TO FILE REPORTS


Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                    REPRESENTATION WITH RESPECT TO CHARGES


The Prudential Insurance Company of America represents that the fees and charges deducted under the Variable Universal Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Prudential.


                  UNDERTAKING WITH RESPECT TO INDEMNIFICATION


The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

New Jersey, being the state of organization of Prudential Insurance Company of America ("Prudential"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Prudential's By-law 27, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit (6)(b) of this registration statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT


This Registration Statement comprises the following papers and documents:
-------------------------------------------------------------------------

The facing sheet.

Cross-reference to items required by Form N-8B-2.


The prospectus consisting of 112 pages.

The undertaking to file reports.

The representation with respect to charges.

The undertaking with respect to indemnification.

The signatures.

Written consents of the following persons:


1. PricewaterhouseCoopers, LLP

2. Deloitte & Touche, LLP

3. Clifford E. Kirsch, Esq.

4. Ching-Meei Chang, MAAA, FSA


The following exhibits:
-----------------------


  1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

     A.  (1)  (a)    Resolution of Board of Directors of The Prudential
                     Insurance Company of America establishing The Prudential
                     Variable Appreciable Account. (Note 2)

              (b) Authorization for Separate Account to Invest in Unaffiliated Mutual Funds (Note 5)

         (2)  Not Applicable.
         (3)  Distributing Contracts:

              (a) Distribution Agreement between Pruco Securities Corporation and The Prudential Insurance Company of America. (Note 5)
              (b) Proposed form of Agreement between Pruco Securities Corporation and independent brokers with respect to the Sale of the Contracts. (Note 5)
              (c)    Schedules of Sales Commissions. (Note 1)
              (d) Participation Agreements:
                    (i)   (a)  AIM Variable Insurance Funds, Inc., AIM V.I.
                               Value Fund. (Note 1)
                    (ii)  (a)  American Century Variable Portfolios, Inc., VP
                               Value Portfolio. (Note 7)
                          (b) Amendment to the American Century Variable Portfolios, Inc. Participation Agreement.
                               (Note 1)
                    (iii) (a)  Janus Aspen Series, Growth Portfolio. (Note 7)
                          (b) Amendment to the Janus Aspen Series Participation Agreement. (Note 1)
                    (iv)  (a)  MFS Variable Insurance Trust, Emerging Growth
                               Series. (Note 7)
                          (b) Amendment to the MFS Variable Insurance Trust Participation Agreement. (Note 1)

                    (v)   (a)  T. Rowe Price International Series, Inc.,
                               International Stock Portfolio. (Note 8)

                          (b) Amendment to the T. Rowe Price International Series, Inc. Participation Agreement. (Note 1)

         (4)  Not Applicable.
         (5)  Variable Universal Life Insurance Contract: (Note 1)

         (6) (a) Charter of The Prudential Insurance Company of America, as amended November 14, 1995. (Note 3)
              (b)  By-laws of The Prudential Insurance Company of America, as amended May 12, 1998. (Note 5)

        (7)   Not Applicable.
        (8)   Not Applicable.

        (9)   Not Applicable.

        (10)  (a)  Application Form. (Note 5)
              (b)  Supplement to the Application. (Note 5)
        (11)  Not Applicable.
        (12) Memorandum describing Prudential's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii) and method of computing adjustments in payments and cash surrender values upon conversion to fixed-benefit policies pursuant to Rule 6e-3(T)(b)(13)(v)(B). (Note 5)

        (13)  Available Contract Riders and Endorsements:

              (a)  Rider for Payment of Premium Benefit Upon Insured's Total
                  Disability.  (Note 5)
              (b)  10 Year Level PremiumTerm Rider on Insured.  (Note 1)
              (c)  10 Year Level PremiumTerm Rider on Spouse.  (Note 1)
              (d)  Children's Rider
                   (i) The dependent child is named in the application for the contract and on the date of the application has not reached his or her 18th birthday. (Note 1)
                   (ii) The dependent child just before the contract date of this contract was insured under the earlier contract that was converted or changed to this contract. (Note 1)

                   (iii) The dependent child is named in the application for change. (Note 1)

                   (iv)   After-issue.  (Note 1)

              (e) Endorsement to the Rider for Level Term Insurance Benefit on Dependent Children. (Note 1)
              (f)  Living Needs Benefit Rider

                   (i) for use in all approved jurisdictions except Florida. (Note 2)


  2. See Exhibit 1.A.(5).



  3. Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the securities being registered. (Note 1)



  4. None.



  5. Not Applicable.



  6. Opinion and Consent of Ching-Meei Chang, MAAA, FSA, as to actuarial matters pertaining to the securities being registered. (Note 1)



  7. Powers of Attorney.

     (a) F. Agnew, F. Becker, M. Berkowitz,

         J.Cullen, C. Davis, R. Enrico, A. Gilmour,
         W. Gray, III, J. Hanson, G. Hiner, C. Horner,
         G. Kelley, B. Malkiel, A. Ryan, I. Schmertz,
         C. Sitter, D. Staheli, R. Thomson, J. Unruh,
         P. Vagelos, S. Van Ness, P. Volcker, J. Williams (Note 4)

     (b) G. Casellas (Note 5)

     (c) R. Carbone (Note 6)


  27. Financial Data Schedule. (Note 1)

(Note 1)   Filed herewith.

(Note 2) Incorporated by reference to Post-Effective Amendment No. 15 to Form S-6, Registration No. 33-20000, filed May 1, 1995 on behalf of The Prudential Variable Appreciable Account.

(Note 3) Incorporated by reference to Post-Effective Amendment No. 9 to Form S-1, Registration No. 33-20083, filed April 9, 1997 on behalf of The Prudential Variable Contract Real Property Account.

(Note 4) Incorporated by reference to Post-Effective Amendment No. 10 to Form S-1, Registration No. 33-20083, filed April 9, 1998 on behalf of The Prudential Variable Contract Real Property Account.



(Note 5) Incorporated by reference to Registrant's Form S-6, filed September 30, 1998.


(Note 6) Incorporated by reference to Post-Effective Amendment No. 3 to Form N-4, Registration No. 333-23271, filed October 16, 1998 on behalf of The Prudential Discovery Select Group Variable Contract Account.


(Note 7) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6, Registration No. 333-01031, filed May 14, 1997 on behalf of The Prudential Variable Contract Account GI-2.

(Note 8)  Incorporated by reference to Pre-Effective Amendment No. 1 to
          Form N-4, Registration No. 333-23271, filed June 17, 1997 on behalf of The Prudential Discovery Select Group Variable Contract Account.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Prudential Variable Appreciable Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 22nd day of December, 1998.


(Seal)               THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT
                                 (Registrant)



                    By: THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                                  (Depositor)



Attest:  /s/ Thomas C. Castano                  By:  /s/ Esther H. Milnes
         ------------------------                    --------------------------
         Thomas C. Castano                           Esther H. Milnes
         Assistant Secretary                         Vice President and Actuary


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this 22nd day of December, 1998.


                    SIGNATURE AND TITLE

/s/ *
------------------------------------------------------------
Arthur F. Ryan
Chairman of the Board, President, and Chief Executive
Officer

/s/ *
------------------------------------------------------------
Martin A. Berkowitz                                *By:  /s/ Thomas C. Castano
Senior Vice President and Comptroller                    ---------------------
                                                         Thomas C. Castano
/s/ *                                                    (Attorney-in-Fact)
------------------------------------------------------------
Richard J. Carbone
Chief Financial Officer

/s/ *
------------------------------------------------------------
Franklin E. Agnew
Director

/s/ *
------------------------------------------------------------
Frederic K. Becker
Director

/s/ *
------------------------------------------------------------
Gilbert F. Casellas
Director

/s/ *
------------------------------------------------------------
James G. Cullen
Director

/s/ *
------------------------------------------------------------
Carolyne K. Davis
Director

/s/ *
------------------------------------------------------------
Roger A. Enrico
Director


/s/*
------------------------------------------------------------
Allan D. Gilmour
Director

/s/ *
----------------------------------------------

William H. Gray, III

Director


/s/ *
----------------------------------------------
Jon F. Hanson
Director

/s/ *
----------------------------------------------
Glen H. Hiner, Jr.
Director

/s/ *
----------------------------------------------
Constance J. Horner
Director

/s/ *
----------------------------------------------
Gaynor N. Kelley
Director


/s/ *
----------------------------------------------

Burton G. Malkiel                             *By:  /s/ Thomas C. Castano
Director                                            ---------------------
                                                    Thomas C. Castano
/s/*                                                (Attorney-in-Fact)
----------------------------------------------
Ida F. S. Schmertz
Director

/s/*
----------------------------------------------
Charles R. Sitter
Director

/s/*
----------------------------------------------
Donald L. Staheli
Director

/s/ *
----------------------------------------------
Richard M. Thomson
Director

/s/ *
----------------------------------------------
James A. Unruh
Director

/s/ *
----------------------------------------------
P. Roy Vagelos, M.D.
Director

/s/ *
----------------------------------------------
Stanley C. Van Ness
Director

/s/ *
----------------------------------------------

Paul A. Volcker

Director


/s/ *
----------------------------------------------
Joseph H. Williams
Director

                       Consent of Independent Accountants



We hereby consent to the use in the Prospectus constituting part of this Pre-Effective Amendment No. 1 to the registration statement on Form S-6 (the "Registration Statement") of our report dated March 20, 1998, relating to the financial statements of the Variable Universal Life Subaccounts of the Prudential Variable Appreciable Account, which appears in such Prospectus.

We also consent to the use in the Prospectus constituting part of this Registration Statement of our report dated March 5, 1998, relating to the consolidated financial statements of The Prudential Insurance Company of America, which appears in such Prospectus.

We also consent to the reference to us under the heading "Experts" in the Prospectus.



/s/ PricewaterhouseCoopers LLP

1177 Avenue of the Americas
New York, New York 10036
December 22, 1998

INDEPENDENT AUDITORS' CONSENT


We consent to the use in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-64957 on Form S-6 of The Prudential Variable Appreciable Account of The Prudential Insurance Company of America (a) of our report dated February 15, 1996, relating to the financial statements of The Prudential Variable Appreciable Account, and (b) of our report dated June 4, 1997, relating to the consolidated financial statements of The Prudential Insurance Company of America and subsidiaries appearing in the Prospectus, which is a part of such Registration Statement; and (c) to the reference to us under the heading of "Experts" in such Registration Statement.



/s/ Deloitte & Touche LLP
Parsippany, New Jersey
December 22, 1998

                                     EXHIBIT INDEX


                 Consent of PricewaterhouseCoopers LLP, independent accountants.            Page II-7

                 Consent of Deloitte & Touche LLP, independent auditors.                    Page II-8

1.A.(3)(c)       Schedules of Sales Commissions.                                            Page II-10

1.A.(3)(d)       Participation Agreements:

(i)(a)           AIM Variable Insurance Funds, Inc., AIM V.I. Value Fund.                   Page II-11

(ii)(b)          American Century Variable Portfolios, Inc., VP Value Portfolio.            Page II-41

(iii)(b)         Janus Aspen Series, Growth Portfolio.                                      Page II-45

(iv)(b)          MFS Variable Insurance Trust, Emerging Growth Series.                      Page II-47

(v)(b)           T. Rowe Price International Series, Inc., International Stock Portfolio.   Page II-49

1.A.(5)          Variable Universal Life Insurance Contract                                 Page II-52

1.A.(13)(b)      10 Year Level Premium Term Rider on Insured.                               Page II-98

1.A.(13)(c)      10 Year Level Premium Term Rider on Spouse.                                Page II-101
1.A.(13)(d)(i)   Rider for Level Term Insurance Benefit on Dependent
                 Children under 18 years of age.                                            Page II-105

1.A.(13)(d)(ii)  Rider for Level Term Insurance Benefit on Dependent Children  insured
                 under a previous Contract.                                                 Page II-116

1.A.(13)(d)(iii) Rider for Level Term Insurance Benefit on Dependent Children named in
                 the application for change.                                                Page II-127

1.A.(13)(d)(iv)  Rider for Level Term Insurance Benefit on Dependent Children after-issue.  Page II-138



1.A.(13)(e)      Endorsement to the Rider for Level Term Insurance Benefit on Dependent
                 Children.                                                                  Page II-142

         3.      Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of
                 the securities being registered                                            Page II-143

         6.      Opinion and Consent of Ching-Meei Chang, MAAA, FSA, as to actuarial
                 matters pertaining to the securities being registered                     Page II-144

        27.      Financial Data Schedule

                                     II-9